MEMX Members Exchange

September 8, 2020

VIA ELECTRONIC DELIVERY

Ms. Jeannette Marshall
U.S. Securities and Exchange Commission
100 F Street, NE
Mail Stop 7010
Washington, DC 20549-7010

Re: MEMX LLC – Form 1 Amendment

Dear Ms. Marshall:

On behalf of MEMX LLC ("MEMX"), and in connection with the MEMX Form 1 that is on file with the Securities and Exchange Commission ("Commission"), enclosed please find the Execution Page to Form 1 as well as the following exhibits:[1]

- Exhibit C (updated to reflect an updated description of Exhibit C-2).
- Exhibit C-2 (updated to replace the LLC Agreement on file for MEMX Holdings LLC with the Fourth Amended and Restated Limited Liability Company Agreement of MEMX Holdings LLC, conformed to include August 2020 amendments described in SR-MEMX-2020-05).
- Exhibit M-1 (updated to provide a list of the current Members and Sponsored Participants of MEMX).

This amendment is filed in accordance with SEC Rule 6a-2 and is intended to replace Exhibits C, C-2 and M-1 currently on file with the Commission. Please do not hesitate to contact me at 551-370-1003 if you have any questions or require anything further.

Regards,

Anders Franzon
General Counsel

Enclosures

---

1 This Amendment has been filed electronically based on and in accordance with the "Division of Trading and Markets Staff Statement Regarding Requirements for Certain Paper Submissions in Light of COVID-19 Concerns."

Form 1 Page 1 Execution Page	UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549 APPLICATION FOR, AND AMENDMENTS TO APPLICATION FOR, REGISTRATION AS A NATIONAL SECURITIES EXCHANGE OR EXEMPTION FROM REGISTRATION PURSUANT TO SECTION 5 OF THE EXCHANGE ACT	Date filed (MM/DD/YY): 09/08/20	OFFICIAL USE ONLY

WARNING: Failure to keep this form current and to file accurate supplementary information on a timely basis, or the failure to keep accurate books and records or otherwise to comply with the provisions of law applying to the conduct of the applicant would violate the federal securities laws and may result in disciplinary, administrative, or criminal action.

INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACTS MAY CONSTITUTE CRIMINAL VIOLATIONS

☐ APPLICATION ☑ AMENDMENT

1. State the name of the applicant: MEMX LLC
2. Provide the applicant's primary street address (Do not use a P.O. Box):
   111 Town Square Place, Suite 520, Jersey City, NJ, 07310

20012468

3. Provide the applicant's mailing address (if different):
4. Provide the applicant's business telephone and facsimile number:
   201-331-7900 (Telephone) 201-331-7904 (Facsimile)
5. Provide the name, title, and telephone number of a contact employee:
   Jonathan Kellner (Name) Chief Executive Officer (Title) 201-331-7902 (Telephone Number)
6. Provide the name and address of counsel for the applicant:
   Anders Franzon, General Counsel
   111 Town Square Place, Suite 520
   Jersey City, NJ 07310
7. Provide the date applicant's fiscal year ends: December 31
8. Indicate legal status of applicant: ☐ Corporation ☐ Sole Proprietorship ☐ Partnership ☑ Limited Liability Company ☐ Other (specify):

If other than a sole proprietor, indicate the date and place where applicant obtained its legal status (e.g. state where incorporated, place where partnership agreement was filed or where applicant entity was formed):

(a) Date (MM/DD/YY): 10/03/18 (b) State/Country of formation: Delaware/United States of America

(c) Statute under which applicant was organized: Delaware Limited Liability Company Act

EXECUTION: The applicant consents that service of any civil action brought by , or notice of any proceeding before, the Securities and Exchange Commission in connection with the applicant's activities may be given by registered or certified mail or confirmed telegram to the applicant's contact employee at the main address, or mailing address if different, given in Items 2 and 3. The undersigned, being first duly sworn, deposes and says that he/she has executed this form on behalf of , and with the authority of , said applicant. The undersigned and applicant represent that the information and statements contained herein, including exhibits, schedules, or other documents attached hereto, and other information filed herewith, all of which are made a part hereof, are current, true, and complete.

Date: 09/08/20 (MM/DD/YY) MEMX LLC (Name of applicant)

By: [signature] (Signature) Anders Franzon, General Counsel (Printed Name and Title)

Subscribed and sworn before me this ______ day of ____________ (Month), ________ (Year) by ____________ (Notary Public)

My Commission expires ______________ County of ______________ State of ______________

This page must always be completed in full with original, manual signature and notarization. Affix notary stamp or seal where applicable.

Based upon relief from Commission staff and difficulties arising from COVID-19, this filing is made without a notarization.

MEMX LLC
Date of Filing/Accurate as of: September 8, 2020

EXHIBIT C

For each subsidiary or affiliate of the applicant, and for any entity with whom the applicant has a contractual or other agreement relating to the operation of an electronic trading system to be used to effect transactions on the exchange ("System"), provide the following information:

1. Name and address of organization.

2. Form of organization (e.g., association, corporation, partnership, etc.).

3. Name of state and statute citation under which organized. Date of incorporation in present form.

4. Brief description of nature and extent of affiliation.

5. Brief description of business or functions. Description should include responsibilities with respect to operation of the System and/or execution, reporting, clearance, or settlement of transactions in connection with operation of the System.

6. A copy of the constitution.

7. A copy of the articles of incorporation or association including all amendments.

8. A copy of existing by-laws or corresponding rules or instruments.

9. The name and title of the present officers, governors, members of all standing committees, or persons performing similar functions.

10. An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association.

<u>MEMX Holdings LLC</u>

1. *Name:* MEMX Holdings LLC
   Address: 111 Town Square Place, Suite 520, Jersey City, NJ 07310

2. *Form of organization:* Limited Liability Company

3. *Name of state, statute citation under which organized, and date of incorporation in present form:* Delaware Limited Liability Company Act (6 Del. C. § 18-101, et seq.), on September 6, 2018, and amended and restated on January 22, 2019.

MEMX LLC
Date of Filing/Accurate as of: September 8, 2020

4. *Brief description of nature and extent of affiliation*: MEMX LLC is a subsidiary of MEMX Holdings LLC. MEMX Holdings LLC directly holds 99.5% of the equity of MEMX LLC and indirectly holds the other 0.5% of the equity of MEMX LLC through its 100% ownership of MEMX SubCo LLC.

5. *Brief description of business or functions:* MEMX Holdings LLC is a holding company which directly holds 99.5% of the equity of MEMX LLC, 99.5% of MEMX Execution Services LLC, 100% of the equity of MEMX SubCo LLC (which owns 0.5% of MEMX LLC and 0.5% of MEMX Execution Services LLC) and 100% of MEMX Technologies LLC. MEMX Holdings LLC will be the entity through which the ultimate owners of the applicant indirectly hold their ownership interest in the applicant and its affiliates.

6. *A copy of the constitution*: Not applicable

7. *A copy of the articles of incorporation or association including all amendments:* Attached as Exhibit C-1 is the Certificate of Formation of MEMX Holdings LLC dated September 6, 2018, and the Amended and Restated Certification of Formation of MEMX Holdings LLC dated January 22, 2019.

8. *A copy of existing by-laws or corresponding rules or instruments:* Attached as Exhibit C-2 is the Fourth Amended and Restated Limited Liability Company Agreement of MEMX Holdings LLC dated February 19, 2020, conformed to include August 2020 amendments.

9. *The name and title of the present officers, governors, members of all standing committees, or persons performing similar functions*:

Directors and Observers of MEMX Holdings LLC.

The following persons are the directors of MEMX Holdings LLC:

Directors and Alternate Directors

Nominating Class A Member	**Director Name**	**Alternate Director Name**
Banc of America Strategic Investments Corporation	Pankil Patel	Mitsu Narang
BLK SMI, LLC	Hubert De Jesus	Samara Cohen
Citadel Securities Principal Investments LLC	Jamil Nazarali (Chairman)	Donnie Phillips
Datek Online Management Corp.	Steve Quirk	J.J. Kinahan

MEMX LLC
Date of Filing/Accurate as of: September 8, 2020

Devonshire Investors (Delaware) LLC	Thomas Tesauro	Derrick Chan
E*TRADE Financial Corporation	Michael Curcio	Christopher Larkin
Goldman Sachs PSI Global Holdings, LLC	Raj Mahajan	[TBD]
Jane Street Group, LLC	Brian Nigito	Mina Nguyen
JPMC Strategic Investments I Corporation	Christopher Berthe	Nikolaos Vasilatos
Strategic Investments I, Inc.	Zheng Wang	Paul O'Donnell
The Charles Schwab Corporation	Jason Clague	Jeffrey Starr
Virtu Investments, LLC	Douglas Cifu	Andrew Smith

Observers

Appointing Class A Member	**Observer Name**	**Alternate Observer Name**
UBS Americas Inc.	Vlad Khandros	Hyder Jaffrey
Wells Fargo Central Pacific Holdings, LLC	C. Thomas Richardson	Niall O'Brien

<u>Officers of MEMX Holdings LLC</u>

The following persons are the officers of MEMX Holdings LLC:

Title	**Name**	**Commencement Date**	**Termination Date**
Chief Executive Officer	Jonathan Kellner	2/27/2019	
Chief Financial Officer	Louise Curbishley	11/25/2019	
Chief Operating Officer	Thomas Fay	6/3/2019	
Chief Technology Officer	Dominick Paniscotti	6/3/2019	
Chief People Officer	Lindsay Gilliam	7/1/2019	
General Counsel and Secretary	Anders Franzon	7/1/2019	

MEMX LLC
Date of Filing/Accurate as of: September 8, 2020

Committees of MEMX Holdings LLC

(1) Finance and Audit Committee of MEMX Holdings LLC

The following persons are members of the Finance and Audit Committee of MEMX Holdings LLC:

Zheng Wang, Chair
Jason Clague
Michael Curcio
Vlad Khandros (Observer)

(2) Technology and Operations Committee of MEMX Holdings LLC

The following persons are members of the Technology and Operations Committee of MEMX Holdings LLC:

Andrew Smith, Chair
Brian Nigito
Donnie Phillips
Vlad Khandros (Observer)

(3) Compensation Committee of MEMX Holdings LLC

The following persons are members of the Compensation Committee of MEMX Holdings LLC:

Doug Cifu, Chair
Jamil Nazarali
Steve Quirk
Zheng Wang

(4) Governance, Legal and Regulatory Committee of MEMX Holdings LLC

The following persons are members of the Governance, Legal and Regulatory Committee of MEMX Holdings LLC:

Jamil Nazarali, Chair
Michael Curcio
Mina Nguyen
Paul O'Donnell

(5) Market Structure Committee of MEMX Holdings LLC

The following persons are members of the Market Structure Committee of MEMX Holdings LLC:

Hubert De Jesus, Chair
Christopher Berthe
Derrick Chan
Michael Curcio
Vlad Khandros (Observer)
Raj Mahajan
Jamil Nazarali
Brian Nigito
Niall O'Brien (Observer)
Paul O'Donnell
Pankil Patel
Steve Quirk
Andrew Smith
Jeffrey Starr

10. *An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association:* Not applicable

MEMX SubCo LLC

1. *Name*: MEMX SubCo LLC
   Address: 111 Town Square Place, Suite 520, Jersey City, NJ 07310

2. *Form of organization*: Limited Liability Company

3. *Name of state and statute citation under which organized, and date of incorporation in present form*: Delaware Limited Liability Company Act (6 Del. C. § 18-101, et seq.), on May 7, 2019

4. *Brief description of nature and extent of affiliation*: MEMX SubCo LLC directly owns 0.5% of the equity of MEMX LLC. In addition, MEMX SubCo LLC is a wholly-owned subsidiary of MEMX Holdings LLC, which directly holds 99.5% of the equity of MEMX LLC.

5. *Brief description of business or functions*: MEMX SubCo LLC holds 0.5% interests in MEMX LLC and MEMX Execution Services LLC.

6. *A copy of the constitution*: Not applicable

7. *A copy of the articles of incorporation or association including all amendments*: Attached as Exhibit C-3 is the Certificate of Formation of MEMX SubCo LLC dated May 7, 2019.

8. *A copy of existing by-laws or corresponding rules or instruments*: Attached as Exhibit C-4 is the Amended and Restated Limited Liability Company Agreement of MEMX SubCo LLC dated September 5, 2019.

9. *The name and title of the present officers, governors, members of all standing committees, or persons performing similar functions:* None. MEMX SubCo LLC's sole member and managing member is MEMX Holdings LLC.

10. *An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association*: Not applicable

MEMX Technologies LLC

1. *Name*: MEMX Technologies LLC
   Address: 111 Town Square Place, Suite 520, Jersey City, NJ 07310

2. *Form of organization*: Limited Liability Company

3. *Name of state and statute citation under which organized, and date of incorporation in present form*: Delaware Limited Liability Company Act (6 Del. C. § 18-101, et seq.), on October 3, 2018

4. *Brief description of nature and extent of affiliation:* MEMX Technologies LLC is a wholly-owned subsidiary of MEMX Holdings LLC.

5. *Brief description of business or functions*: MEMX Technologies LLC is the entity that holds intellectual property (such intellectual property originally may be developed or licensed by MEMX Technologies or developed by MEMX LLC or MEMX Holdings LLC and assigned to MEMX Technologies LLC). Such intellectual property relates to and will be used in the business and operations of MEMX Holdings LLC and MEMX LLC. MEMX Technologies LLC will license such intellectual property to MEMX LLC and MEMX Holdings LLC.

6. *A copy of the constitution*: Not applicable

7. *A copy of the articles of incorporation or association including all amendments*: Attached as Exhibit C-5 is the Certificate of Formation of MEMX Technologies LLC dated October 3, 2018 and the Amended and Restated Certificate of Formation of MEMX Technologies LLC dated January 22, 2019.

8. *A copy of existing by-laws or corresponding rules or instruments:* Attached as Exhibit C-6 is the Amended and Restated Limited Liability Company Agreement of MEMX Technologies LLC dated February 19, 2020.

9. *The name and title of the present officers, governors, members of all standing committees, or persons performing similar functions*: None. MEMX Technology LLC's sole member and managing member is MEMX Holdings LLC. Jonathan Kellner is the CEO of MEMX Technologies (as of February 25, 2020).

10. *An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association*: Not applicable

MEMX Execution Services LLC

1. *Name*: MEMX Execution Services LLC
Address: 111 Town Square Place, Suite 520, Jersey City, NJ 07310

2. *Form of organization*: Limited Liability Company

3. *Name of state and statute citation under which organized, and date of incorporation in present form*: Delaware Limited Liability Company Act (6 Del. C. § 18-101, et seq.), on May 9, 2019

4. *Brief description of nature and extent of affiliation*: MEMX Holdings LLC owns 99.5% of MEMX Execution Services LLC, and 99.5% of MEMX LLC. In addition, MEMX Holdings owns 100% of MEMX SubCo LLC, which owns 0.5% MEMX Execution Services LLC.

5. *Brief description of business or functions*: MEMX Execution Services LLC will act as the routing broker for the exchange, MEMX LLC.

6. *A copy of the constitution*: Not applicable

7. *A copy of the articles of incorporation or association including all amendments*: Attached as Exhibit C-7 is the Certificate of Formation of MEMX Execution Services LLC dated May 7, 2019.

8. *A copy of existing by-laws or corresponding rules or instruments*: Attached as Exhibit C-8 is the First Amended and Restated Limited Liability Company Agreement of MEMX Execution Services LLC dated May 19, 2020.

9. *The name and title of the present officers, governors, members of all standing committees, or persons performing similar functions:* The following persons are the directors of MEMX Execution Services LLC:

Name	Commencement Date	Termination Date
Jonathan Kellner	5/19/2020	
Lauren Strathman	5/19/2020	
Quito Zuba	5/19/2020	

MEMX LLC
Date of Filing/Accurate as of: September 8, 2020

The following persons are the officers of MEMX Execution Services LLC:

Title	Name	Commencement Date	Termination Date
Chief Executive Officer	Jonathan Kellner	5/7/2019	
Chief Compliance Officer	Lauren Strathman	10/1/2019	
General Counsel and Secretary	Anders Franzon	7/1/2019	
Controller and FINOP	Megan Sauerwine	2/18/2020	
Chief Financial Officer	Louise Curbishley	7/29/2020	
Head of Market Operations	Quito Zuba	7/29/2020	

10. *An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association*: Not applicable

EXECUTION VERSION

FOURTH AMENDED AND RESTATED

LIMITED LIABILITY COMPANY AGREEMENT

OF

MEMX HOLDINGS LLC

Dated as of February 19, 2020

(conformed copy including August 2020 amendments)

TABLE OF CONTENTS

Page

FOURTH AMENDED AND RESTATED LIMITED LIABILITY COMPANY AGREEMENT OF MEMX HOLDINGS LLC

This Fourth Amended and Restated Limited Liability Company Agreement of MEMX Holdings LLC, a Delaware limited liability company (the "Company"), is entered into as of February 19, 2020 (the "Effective Date"), by and among the Company, the Members and each other Person who after the date hereof becomes a Member of the Company and becomes a party to this Agreement by executing an Adherence Agreement.

RECITALS

WHEREAS, (a) the Company was formed under the laws of the State of Delaware as MembersX Holdings LLC by the filing of a certificate of formation with the Secretary of State of the State of Delaware on September 6, 2018, (b) an amended and restated certificate of formation (the "Certificate of Formation") changing the name of the Company to MEMX Holdings LLC was filed with the Secretary of State of the State of Delaware on January 22, 2019, and (c) on September 17, 2018, the original members of the Company entered into a Limited Liability Company Agreement of the Company effective as of September 17, 2018 (the "Original LLC Agreement");

WHEREAS, the Original LLC Agreement was amended and restated as set forth in the First Amended and Restated Limited Liability Agreement of the Company dated December 14, 2018 (the "First Amended LLC Agreement"); and

WHEREAS, the First Amended LLC Agreement was amended and restated as set forth in the Second Amended and Restated LLC Agreement of the Company dated May 7, 2019 (the "Second Amended LLC Agreement"); and

WHEREAS, the Second Amended LLC Agreement was amended and restated as set forth in the Third Amended and Restated LLC Agreement of the Company dated September 5, 2019 (the "Third Amended LLC Agreement"), which became effective on October 31, 2019; and

WHEREAS, pursuant to Section 15.9(b) of the Third Amended LLC Agreement the Board (as defined below) desires to amend and restate the Third Amended LLC Agreement as of the Effective Date to, among other things, provide for the reclassification of former Class A Units of the Company as the Class A-1 Units (as defined below) of the Company and the creation and issuance of Class A-2 Units (as defined below) of the Company.

NOW, THEREFORE, in consideration of the mutual covenants and agreements hereinafter set forth and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

ARTICLE I
DEFINITIONS

1.1 Definitions. Capitalized terms used herein and not otherwise defined shall have the meanings set forth in this Section 1.1:

"Acceptance Notice" has the meaning set forth in Section 9.1(e).

"Acting Member" has the meaning set forth in Section 11.7.

"Adherence Agreement" means the adherence agreement to this Agreement substantially in the form attached hereto as Exhibit A.

"Adjusted Capital Account Deficit" means, with respect to any Member, the deficit balance, if any, in such Member's Capital Account as of the end of the relevant Fiscal Year, after giving effect to the following adjustments:

(a) crediting to such Capital Account any amount which such Member is obligated to restore or is deemed to be obligated to restore pursuant to Treasury Regulations Sections 1.704-1(b)(2)(ii)(c), 1.704-2(g) (1) and 1.704-2(i); and

(b) debiting to such Capital Account the items described in Treasury Regulation Section 1.704-1(b) (2)(ii)(d)(4), (5) and (6).

"Affiliate" means, with respect to any Person, any other Person who, directly or indirectly (including through one or more intermediaries), Controls, is Controlled by, or is under common Control with, such Person. The term "Affiliated" shall have a correlative meaning. Notwithstanding the foregoing, for the purposes of this Agreement no Member shall be deemed to be an Affiliate of the Company or any other Member (unless such Members are members of the same Affiliated group of entities) merely by virtue of the fact that it is a Member of the Company.

"Affiliated Institution" has the meaning set forth in Section 14.3(g).

"Aggregate Liquidation Proceeds" has the meaning set forth in Section 13.3(e).

"Agreement" means this Fourth Amended and Restated Limited Liability Company Agreement of MEMX Holdings LLC, as executed and as it may be amended, modified, supplemented or restated from time to time, as provided herein.

"Alternate Director" has the meaning set forth in Section 8.12(a).

"Annual Budget" has the meaning set forth in Section 12.4(a).

"Antitrust Counsel" has the meaning set forth in Section 11.4(a).

"Applicable Law" means all applicable provisions of (a) constitutions, treaties, statutes, laws (including the common law), rules, regulations, decrees, ordinances, codes, proclamations, declarations or orders of any Governmental Authority; (b) any consents or approvals of any Governmental Authority; and (c) any orders, decisions, advisory or interpretative opinions or guidance, injunctions, writs, judgments, awards, decrees of, or agreements with, any Governmental Authority.

"Bank Class A Member" means each of Bank of America, Morgan Stanley, UBS, JPMorgan, Goldman Sachs, Wells Fargo and any other Member that is specifically designated as a Bank Class A Member, in each case, together with each of their respective Affiliates. For the avoidance of doubt, no Bank Class A Member shall be deemed a Market Maker Class A Member or a Retail Broker Class A Member, and no Market Maker Class A Member and no Retail Broker Class A Member Class A Member shall be deemed a Bank Class A Member for the purposes of this Agreement.

"Bank Director" means a Director nominated by a Bank Class A Member.

"Bank Holding Company" shall have the meaning ascribed to the term "bank holding company" in the BHCA.

"Bank of America" means Banc of America Strategic Investments Corporation, together with its Affiliates that hold Units. For the sake of clarity, (a) Banc of America Strategic Investments Corporation and its Affiliates holding Units (if any) shall be deemed to be one (1) Member, one (1) Class A Member, one (1) Nominating Class A Member, and one (1) holder of Units of each applicable type, class or series that Banc of America Strategic Investments Corporation and/or its Affiliates hold, (b) Banc of America Strategic Investments Corporation (for so long as it holds Units) shall be entitled to receive notices on behalf of itself and its Affiliates that hold Units, and shall be entitled to take all actions under this Agreement with respect to itself and its Affiliates that hold Units, and (c) at such time as Banc of America Strategic Investments Corporation no longer holds any Units, Banc of America Strategic Investments Corporation shall designate an Affiliate that then holds Units as the Member entitled to receive notices and take actions on behalf of itself and its Affiliates pursuant to written notice to the Company.

"Bankruptcy" means, with respect to a Member, the occurrence of any of the following: (a) the filing of an application by such Member for, or a consent to, the appointment of a trustee of such Member's assets; (b) the filing by such Member of a voluntary petition in bankruptcy or the filing of a pleading in any court of record admitting in writing such Member's inability to pay its debts as they come due; (c) the making by such Member of a general assignment for the benefit of such Member's creditors; (d) the filing by such Member of an answer admitting the material allegations of, or such Member's consenting to, or defaulting in answering a bankruptcy or other insolvency petition filed against such Member in any bankruptcy or other insolvency proceeding; or (e) the expiration of sixty (60) days following the entry of an order, judgment or decree by any court of competent jurisdiction adjudicating such Member a bankrupt or insolvent or appointing a trustee of such Member's assets.

"BBA" has the meaning set forth in Section 12.3(a).

"Beneficially owned", "own beneficially" or any derivative thereof has the meaning set forth in Rule 13d-3 under the Exchange Act.

"BHCA" means the United States Bank Holding Company Act of 1956, as amended and in effect from time to time, and the rules and regulations promulgated thereunder.

"BlackRock" means BLK SMI, LLC, a Delaware limited liability company, together with its Affiliates that hold Units. For the sake of clarity, (a) BLK SMI, LLC and its Affiliates holding Units (if any) shall be deemed to be one (1) Member, one (1) Class A Member, one (1) Nominating Class A Member, and one (1) holder of Units of each applicable type, class or series that BLK SMI, LLC and/or its Affiliates hold, (b) BLK SMI, LLC (for so long as it holds Units) shall be entitled to receive notices on behalf of itself and its Affiliates that hold Units, and shall be entitled to take all actions under this Agreement with respect to itself and its Affiliates that hold Units, and (c) at such time as BLK SMI, LLC no longer holds any Units, BLK SMI, LLC shall designate an Affiliate that then holds Units as the Member entitled to receive notices and take actions on behalf of itself and its Affiliates pursuant to written notice to the Company.

"Board" has the meaning set forth in Section 8.1.

"Board Observer" has the meaning set forth in Section 8.13(c).

"Book Depreciation" means, with respect to any Company asset for each Fiscal Year, the Company's depreciation, amortization, or other cost recovery deductions determined for federal income tax purposes, except that if the Book Value of an asset differs from its adjusted tax basis at the beginning of such Fiscal Year, Book Depreciation shall be an amount which bears the same ratio to such beginning Book Value as the federal income tax depreciation, amortization, or other cost recovery deduction for such Fiscal Year bears to such beginning adjusted tax basis; provided, that if the adjusted basis for federal income tax purposes of an asset at the beginning of such Fiscal Year is zero and the Book Value of the asset is positive, Book Depreciation shall be determined with reference to such beginning Book Value using any permitted method selected by the Board in accordance with Treasury Regulation Section 1.704-1(b)(2)(iv)(g)(3).

"Book Value" means, with respect to any Company asset, the adjusted basis of such asset for federal income tax purposes, except as follows:

(a) the initial Book Value of any Company asset contributed by a Member to the Company shall be the gross Fair Market Value of such Company asset as of the date of such contribution;

(b) immediately prior to the Distribution by the Company of any Company asset to a Member, the Book Value of such asset shall be adjusted to its gross Fair Market Value as of the date of such Distribution;

(c) the Board may adjust the Book Value of all Company assets to equal their respective gross Fair Market Values, as determined by the Board, as of the following times:

(i) the acquisition of an additional Membership Interest in the Company by a new or existing Member in consideration of a Capital Contribution of more than a de minimis amount;

(ii) the Distribution by the Company to a Member of more than a de minimis amount of property (other than cash) as consideration for all or a part of such Member's Membership Interest in the Company;

(iii) the grant to an Officer, employee, consultant or other service provider of the Company of any Units as a profits interest; and

(iv) the liquidation of the Company within the meaning of Treasury Regulation Section 1.704-1(b)(2)(ii)(g); provided, that adjustments pursuant to clauses (i), (ii) and (iii) above need not be made if the Board reasonably determines that such adjustment is not necessary or appropriate to reflect the relative economic interests of the Members and that the absence of such adjustment does not adversely and disproportionately affect any Member; provided, however, that such adjustment shall be mandatory to the extent required by Treasury Regulation Section 1.704-1(b)(2)(iv);

(d) the Book Value of each Company asset shall be increased or decreased, as the case may be, to reflect any adjustments to the adjusted tax basis of such Company asset pursuant to Code Section 734(b) or Code Section 743(b), but only to the extent that such adjustments are taken into account in determining Capital Account balances pursuant to Treasury Regulation Section 1.704-1(b)(2)(iv)(m); provided, that Book Values shall not be adjusted pursuant to this paragraph (d) to the extent that an adjustment pursuant to paragraph (c) above is made in conjunction with a transaction that would otherwise result in an adjustment pursuant to this paragraph (d); and

(e) if the Book Value of a Company asset has been determined pursuant to paragraph (a) or adjusted pursuant to paragraphs (c) or (d) above, such Book Value shall thereafter be adjusted to reflect the Book Depreciation taken into account with respect to such Company asset for purposes of computing Net Income and Net Losses.

"Business Day" means a day other than a Saturday, Sunday or other day on which commercial banks in the City of New York are authorized or required to close.

"Capital Account" has the meaning set forth in Section 5.2.

"Capital Contribution" means, for any Member, the total amount of cash and cash equivalents and the Book Value of any property contributed to the Company by such Member.

"CEO" has the meaning set forth in Section 8.3(c).

"Certificate of Formation" has the meaning set forth in the Recitals.

"Chairman of the Board" means the chairman of the Board of the Company.

"Change of Control" means: (a) the sale or Transfer (in a single transaction or a series of related transactions) of all or substantially all of the consolidated assets of the Company and the Company Subsidiaries to a Third Party Purchaser; (b) a sale or Transfer (in a single transaction or a series of related transactions) resulting in no less than a majority of the Units on a Fully Diluted Basis being held by a Third Party Purchaser; or (c) a merger, consolidation, recapitalization or reorganization of the Company with or into a Third Party Purchaser that results in the inability of the Members as of immediately prior to such merger, consolidation, recapitalization or reorganization to nominate or elect a majority of the Directors (or the board of directors (or its equivalent) of the resulting entity or its parent company).

"Citadel" means Citadel Securities Principal Investments LLC, a Delaware limited liability company, together with its Affiliates that hold Units. For the sake of clarity, (a) Citadel Securities Principal Investments LLC and its Affiliates holding Units (if any) shall be deemed to be one (1) Member, one (1) Class A Member, one (1) Nominating Class A Member, and one (1) holder of Units of each applicable type, class or series that Citadel Securities Principal Investments LLC and/or its Affiliates hold, (b) Citadel Securities Principal Investments LLC (for so long as it holds Units) shall be entitled to receive notices on behalf of itself and its Affiliates that hold Units, and shall be entitled to take all actions under this Agreement with respect to itself and its Affiliates that hold Units, and (c) at such time as Citadel Securities Principal Investments LLC no longer holds any Units, Citadel Securities Principal Investments LLC shall designate an Affiliate that then holds Units as the Member entitled to receive notices and take actions on behalf of itself and its Affiliates pursuant to written notice to the Company.

"Class" means each class of Units.

"Class A Member" means a Member holding Class A-1 Units or Class A-2 Units, as applicable, in its capacity as such, together with its Affiliates that hold Class A-1 Units or Class A-2 Units, as applicable, (for the sake of clarity, such Member and such Affiliates shall be considered to be one (1) Class A Member).

"Class A-1 Units" means the Units having the privileges, preference, duties, liabilities, obligations and rights specified with respect to "Class A-1 Units" in this Agreement.

"Class A-2 Units" means the Units having the privileges, preference, duties, liabilities, obligations and rights specified with respect to "Class A-2 Units" in this Agreement.

"Class A Units" means the Class A-1 Units and the Class A-2 Units.

"Class B Member" means a Member holding Class B Units, in its capacity as such.

"Class B Units" means the Units having the privileges, preference, duties, liabilities, obligations and rights specified with respect to "Class B Units" in this Agreement.

"Code" means the Internal Revenue Code of 1986, as amended.

"Combination" has the meaning set forth in Section 8.17(a).

"Company" has the meaning set forth in the Preamble.

"Company Minimum Gain" means "partnership minimum gain" as defined in Section 1.704-2(b)(2) of the Treasury Regulations, substituting the term "Company" for the term "partnership" as the context requires.

"Company Option Period" has the meaning set forth in Section 10.3(d)(ii).

"Company Related Party" means (a) any manager, officer, director, employee, independent contractor and/or consultant of the Company or any Company Subsidiary, (b) (i) any Member or holder of equity interests of the Company or any Company Subsidiary, (ii) any Affiliate or any manager, officer, director, employee, independent contractor and/or consultant of any Member or holder of equity interests of the Company or any Company Subsidiary or (iii) any manager, officer, director, employee, independent contractor and/or consultant of any Affiliate of a Member or holder of equity interests of the Company or any Company Subsidiary, and (c) any Immediate Family Member of any Person specified in clause (a).

"Company Related Party Transaction" means any contract, arrangement or transaction of any nature whatsoever, between or among the Company or any Company Subsidiary, on the one hand, and a Company Related Party, on the other hand, or in which any Company Related Party otherwise has a direct or indirect material interest; provided, that none of the following shall be deemed to be a Company Related Party Transaction:

(a) any agreement for use of the Company's or any Company Subsidiary's products or services which is substantially in the Company's or such Company Subsidiary's standard form and on standard terms and conditions;

(b) any Competitively Sensitive Agreement;

(c) any award pursuant to any equity incentive plan (including the Incentive Plan) approved by Supermajority Board Vote;

(d) any advance, reimbursement or similar expenditure made or incurred by any officer, manager, director, employee, independent contractor or agent of the Company or any Company Subsidiary in the ordinary course of the business, so long as such advance, reimbursement or expenditure is in compliance with the Company's expense reimbursement policies approved by the Board;

(e) any repurchase of a Member's Units pursuant to this Agreement or pursuant to any equity incentive plan (including the Incentive Plan) approved by Supermajority Board Vote;

(f) any other contract, arrangement or transaction exempted by the Board by Supermajority Board Vote from being a Company Related Party Transaction (with the applicable Supermajority Board Vote excluding for the avoidance of doubt, each applicable interested Director or Alternate Director);

(g) any employment contract, consulting agreement, offer letter or other employment (or consulting)-related document which provides for annual aggregate compensation (salary plus target bonus) of less than seven hundred fifty thousand dollars ($750,000), (provided that any of the foregoing which are entered into with a Person covered by clause (b) of the definition of "Company Related Party" or any issuance of Units under the Incentive Plan to a Person covered by clause (b) of the definition of the "Company Related Party" shall constitute a Company Related Party Transaction); and

(h) any agreement with an employee, consultant or independent contractor (other than an employment contract, consulting agreement, offer letter or other employment (or consulting)-related document) which provides for payment or receipt of ten thousand dollars ($10,000) or less by the Company or any Company Subsidiary.

"Company ROFO Exercise Notice" has the meaning set forth in Section 10.3(d)(ii).

"Company Subsidiary" means a Subsidiary of the Company.

"Competitively Sensitive Agreement" means any agreement for use of the Company's or any Company Subsidiary's products or services which, as the CEO determines in good faith and relying upon written opinion of counsel (a copy of which shall be provided to the Board pursuant to Section 8.16) (the "Opinion"), (A) was negotiated on an arm's-length basis, (B) may not be shared under applicable antitrust laws or regulations with representatives of actual or potential competitors of the counterparty who are either Directors, Alternate Directors or Board Observers and (C) includes material terms which cannot reasonably be shared with the Board (after giving effect to any proposed Director recusals) in a manner that does not reveal any competitively or commercially sensitive information, the disclosure of which would be prohibited under applicable antitrust laws or regulations; provided, that the Board shall have the right to appoint outside counsel, at the Company's sole expense, to review and confirm the conclusions of the Company's counsel with respect to the determination under (B) and (C).

"Confidential Information" has the meaning set forth in Section 11.1(a).

"Control" means, when used with respect to any specified Person, the power, direct or indirect, to direct or cause the direction of the management and policies of such Person, whether through ownership of voting securities or partnership or other ownership interests, by contract or otherwise; and the terms "Controlling" and "Controlled" shall have correlative meanings. Without limiting the generality of the foregoing, a Person shall be deemed to Control another Person in which it owns, directly or indirectly, a majority of the ownership interests or voting securities.

"Covered Person" has the meaning set forth in Section 14.1(a).

"Delaware Act" means the Delaware Limited Liability Company Act, 6 Del. C. Section 18-101 et seq., as amended and in effect from time to time, and any successor statute.

"Director" has the meaning set forth in Section 8.1.

"Directors and Observers Schedule" has the meaning set forth in Section 8.3(e).

"Disclosing Party" has the meaning set forth in Section 11.1(a).

"Distribution" means a distribution made by the Company to a Member, whether in cash, property or securities of the Company and whether by liquidating distribution or otherwise; provided, that none of the following shall be a Distribution: (a) any redemption or repurchase by the Company or any Member of any Units or Unit Equivalents; (b) any recapitalization or exchange of securities of the Company; (c) any subdivision (by a split of Units or otherwise) or any combination (by a reverse split of Units or otherwise) of any outstanding Units; or (d) any fees or remuneration paid to any Member in such Member's capacity as a Director, Alternate Director, Officer, employee, consultant or other service provider of the Company for the Company or a Company Subsidiary, if and only if, in the case of the foregoing clauses (a)-(d), such actions are approved as set forth herein. "Distribute" when used as a verb and "Distributive" when used as an adjective shall have correlative meanings.

"Distribution Amount" means, for any distribution under Section 7.2, the amount that the Board by Supermajority Board Vote determines to distribute under Section 7.2.

"Drag-along Sale" has the meaning set forth in Section 10.4(a).

"Effective Date" has the meaning set forth in the Preamble.

"Electronic Transmission" means any form of communication not directly involving the physical transmission of paper that creates a record that may be retained, retrieved and reviewed by a recipient thereof and that may be directly reproduced in paper form by such a recipient through an automated process.

"Emergency Funding" has the meaning set forth in Section 9.1(i).

"Equity Interest Equivalents" means (a) any security or obligation that is by its terms, directly or indirectly, convertible into, exchangeable or exercisable for equity interests of a Company Subsidiary, (b) any option, warrant or other right to subscribe for, purchase or acquire equity interests of a Company Subsidiary, (c) any equity interest appreciation rights, phantom equity interests or phantom equity interest rights, contingent interest or other similar rights relating to a Company Subsidiary or (d) any equity or equity-linked securities of a Company Subsidiary or any of the securities referred to in clauses (a)-(c) above in connection with a combination of equity interests, recapitalization, exchange, merger, consolidation or other reorganization.

"E*Trade" means E*TRADE Financial Corporation, a Delaware corporation, together with its Affiliates that hold Units. For the sake of clarity, (a) E*TRADE Financial Corporation and its

Affiliates holding Units (if any) shall be deemed to be one (1) Member, one (1) Class A Member, one (1) Nominating Class A Member, one (1) Exchange Director Nominating Member, and one (1) holder of Units of each applicable type, class or series that E*TRADE Financial Corporation and/or its Affiliates hold, (b) E*TRADE Financial Corporation (for so long as it holds Units) shall be entitled to receive notices on behalf of itself and its Affiliates that hold Units, and shall be entitled to take all actions under this Agreement with respect to itself and its Affiliates that hold Units, and (c) at such time as E*TRADE Financial Corporation no longer holds any Units, E*TRADE Financial Corporation shall designate an Affiliate that then holds Units as the Member entitled to receive notices and take actions on behalf of itself and its Affiliates pursuant to written notice to the Company.

"Exchange Act" means the U.S. Securities Exchange Act of 1934, as amended and in effect from time to time, and any successor statute, and the applicable rules and regulations promulgated thereunder.

"Exchange Application" has the meaning set forth in Section 13.1(d)(i).

"Exchange Board" means the board of directors of MEMX LLC.

"Exchange Board Observer" has the meaning set forth in Section 8.18(g).

"Exchange Board Observer Appointing Member" means (a) each Class A Member that is a Nominating Class A Member and (b) each Excluded Class A Member, subject, in each case, to Section 8.18(g)(iv).

"Exchange Director" means a member of the Exchange Board nominated by an Exchange Director Nominating Member.

"Exchange Director Nominating Member" means each of E*Trade, TD Ameritrade and Virtu.

"Exchange Director Nomination Rotation" has the meaning set forth in Section 8.18(c)(iii).

"Exchange Member" has the meaning set forth in the definition of "Related Persons."

"Excluded Class A Member" means each of UBS and Wells Fargo.

"Exercise Period" has the meaning set forth in Section 9.1(e).

"Exercising Member" has the meaning set forth in Section 9.1(f).

"Fair Market Value" means:

(a) as applied to any asset constituting cash or cash equivalents, the amount of such cash or cash equivalents;

(b) as applied to any asset constituting publicly traded securities that may be immediately sold in the public markets without any restrictions or limitations, the average, over a period of twenty-one (21) Business Days consisting of the date of valuation and the twenty (20) consecutive Business Days prior to that date, of the average of the closing prices of the sales of such securities on the primary securities exchange on which such securities may at that time be listed, or, if there have been no sales on such exchange on any Business Day, the average of the highest bid and lowest asked prices on such exchange at the end of such Business Day, or, if on any Business Day such securities are not so listed, the average of the representative bid and asked prices quoted in the NASDAQ System as of 4:00 p.m., New York time, or, if on any Business Day such securities are not quoted in the NASDAQ System, the average of the highest bid and lowest asked prices on such Business Day in the domestic over the counter market as reported by the National Quotation Bureau Incorporated, or any similar successor organization;

(c) as applied to any assets other than cash, cash equivalents or publicly traded securities that may be immediately sold in the public markets without any restrictions or limitations, the fair value of such assets, as determined by the Board in good faith based on such factors as the Board, in the exercise of its reasonable business judgment, considers relevant but without taking into account any discounts for lack of liquidity or minority interest or similar discounts; provided, that a Member may, within fifteen (15) Business Days following receipt by such Member of the Board's determination of Fair Market Value, direct the Board to obtain an independent third-party appraisal of the Board's determination, with the determination by the independent appraiser binding on the parties.

"FCPA" means the U.S. Foreign Corrupt Practices Act, as amended and in effect from time to time, and the rules and regulations promulgated thereunder.

"Fidelity" means Devonshire Investors (Delaware) LLC, a Delaware limited liability company, together with its Affiliates that hold Units. For the sake of clarity, (a) Devonshire Investors (Delaware) LLC and its Affiliates holding Units (if any) shall be deemed to be one (1) Member, one (1) Class A Member, one (1) Nominating Class A Member, and one (1) holder of Units of each applicable type, class or series that Devonshire Investors (Delaware) LLC and/or its Affiliates hold, (b) Devonshire Investors (Delaware) LLC (for so long as it holds Units) shall be entitled to receive notices on behalf of itself and its Affiliates that hold Units, and shall be entitled to take all actions under this Agreement with respect to itself and its Affiliates that hold Units, and (c) at such time as Devonshire Investors (Delaware) LLC no longer holds any Units, Devonshire Investors (Delaware) LLC shall designate an Affiliate that then holds Units as the Member entitled to receive notices and take actions on behalf of itself and its Affiliates pursuant to written notice to the Company.

"FINRA" means the Financial Industry Regulatory Authority, Inc. and any successor thereto.

"First Amended LLC Agreement" has the meaning set forth in the Recitals.

"Fiscal Year" means the calendar year, unless the Company is required to have a taxable year other than the calendar year, in which case Fiscal Year shall be the period that conforms to its taxable year.

"Forfeiture Allocations" has the meaning set forth in Section 6.2(e).

"Fully Diluted Basis" means, as of any date of determination, (a) with respect to all the Units, all issued and outstanding Units of the Company and all Units issuable upon the exercise of any outstanding Unit Equivalents as of such date, whether or not such Unit Equivalent is at the time vested or exercisable, or (b) with respect to any specified type, class or series of Units, all issued and outstanding Units designated as such type, class or series and all such designated Units issuable upon the exercise of any outstanding Unit Equivalents as of such date, whether or not such Unit Equivalent is at the time vested or exercisable.

"Fully Participating Tag-along Class A Member" has the meaning set forth in Section 10.5(e)(i).

"GAAP" means United States generally accepted accounting principles in effect from time to time and as applied on a consistent basis with past practices.

"Goldman Sachs" means Goldman Sachs PSI Global Holdings, LLC, a Delaware limited liability company, together with its Affiliates that hold Units. For the sake of clarity, (a) Goldman Sachs PSI Global Holdings, LLC and its Affiliates holding Units (if any) shall be deemed to be one (1) Member, one (1) Class A Member, one (1) Nominating Class A Member, and one (1) holder of Units of each applicable type, class or series that Goldman Sachs PSI Global Holdings, LLC and/or its Affiliates hold, (b) Goldman Sachs PSI Global Holdings, LLC (for so long as it holds Units) shall be entitled to receive notices on behalf of itself and its Affiliates that hold Units, and shall be entitled to take all actions under this Agreement with respect to itself and its Affiliates that hold Units, and (c) at such time as Goldman Sachs PSI Global Holdings, LLC no longer holds any Units, Goldman Sachs PSI Global Holdings, LLC shall designate an Affiliate that then holds Units as the Member entitled to receive notices and take actions on behalf of itself and its Affiliates pursuant to written notice to the Company.

"Governmental Authority" means any federal, state, local or foreign government or political subdivision thereof, or any agency or instrumentality of such government or political subdivision, or any self-regulated organization or other non-governmental regulatory authority or quasi-governmental authority (to the extent that the rules, regulations or orders of such organization or authority have the force of law), or any arbitrator, court or tribunal of competent jurisdiction.

"Immediate Family Member" means with respect to a natural person, such individual's child, stepchild, grandchild, parent, stepparent, grandparent, spouse, former spouse, domestic partner, sibling, uncle, aunt, niece, nephew, cousin, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law or sister-in-law, including adoptive relationships.

"Incentive Plan" has the meaning set forth in Section 3.3(b).

"Industry Advisory Board" has the meaning set forth in Section 8.19(a).

"Industry Advisory Board Member" has the meaning set forth in Section 8.19(a).

"Initial Public Offering" has the meaning set forth in Section 11.5(a).

"IPO Entity" has the meaning set forth in Section 11.5(a).

"Issuance Notice" has the meaning set forth in Section 9.1(c).

"Jane Street" means Jane Street Group, LLC, a Delaware limited liability company together with its Affiliates that hold Units. For the sake of clarity, (a) Jane Street Group, LLC and its Affiliates holding Units (if any) shall be deemed to be one (1) Member, one (1) Class A Member, one (1) Nominating Class A Member, and one (1) holder of Units of each applicable type, class or series that Jane Street Group, LLC and/or its Affiliates hold, (b) Jane Street Group, LLC (for so long as it holds Units) shall be entitled to receive notices on behalf of itself and its Affiliates that hold Units, and shall be entitled to take all actions under this Agreement with respect to itself and its Affiliates that hold Units, and (c) at such time as Jane Street Group, LLC no longer holds any Units, Jane Street Group, LLC shall designate an Affiliate that then holds Units as the Member entitled to receive notices and take actions on behalf of itself and its Affiliates pursuant to written notice to the Company.

"JPMorgan" means JPMC Strategic Investments I Corporation, a Delaware corporation, together with its Affiliates that hold Units. For the sake of clarity, (a) JPMC Strategic Investments I Corporation and its Affiliates holding Units (if any) shall be deemed to be one (1) Member, one (1) Class A Member, one (1) Nominating Class A Member, and one (1) holder of Units of each applicable type, class or series that JPMC Strategic Investments I Corporation and/or its Affiliates hold, (b) JPMC Strategic Investments I Corporation (for so long as it holds Units) shall be entitled to receive notices on behalf of itself and its Affiliates that hold Units, and shall be entitled to take all actions under this Agreement with respect to itself and its Affiliates that hold Units, and (c) at such time as JPMC Strategic Investments I Corporation no longer holds any Units, JPMC Strategic Investments I Corporation shall designate an Affiliate that then holds Units as the Member entitled to receive notices and take actions on behalf of itself and its Affiliates pursuant to written notice to the Company.

"Liquidation Proceeds" has the meaning set forth in Section 13.3(c).

"Liquidator" has the meaning set forth in Section 13.3(a).

"Losses" has the meaning set forth in Section 14.3(a).

"Market Maker Class A Member" means each of Citadel, Virtu, Jane Street and any other Member that is specifically designated as a Market Maker Class A Member, in each case, together with each of their respective Affiliates. For the avoidance of doubt, no Market Maker Class A Member shall be deemed a Bank Class A Member or a Retail Broker Class A Member, and no

Bank Class A Member and no Retail Broker Class A Member shall be deemed a Market Maker Class A Member for the purposes of this Agreement.

"Market Maker Director" means a Director nominated by a Market Maker Class A Member.

"Maximum Aggregate Economic Interest" has the meaning set forth in Section 3.9(a).

"Maximum Aggregate Voting Interest" has the meaning set forth in Section 3.10(a).

"Member" means (a) each Person that has been admitted as a Member of the Company as of the Effective Date, and (b) each Person that is admitted as a Member of the Company after the Effective Date in accordance with the terms of this Agreement and the Delaware Act, in each case so long as such Person is shown on the Company's books and records as the owner of one or more Units. The Members shall constitute the "members" (as that term is defined in the Delaware Act) of the Company.

"Member Nonrecourse Debt" means "partner nonrecourse debt" as defined in Treasury Regulation Section 1.704-2(b)(4), substituting the term "Company" for the term "partnership" and the term "Member" for the term "partner" as the context requires.

"Member Nonrecourse Debt Minimum Gain" means an amount, with respect to each Member Nonrecourse Debt, equal to the Company Minimum Gain that would result if the Member Nonrecourse Debt were treated as a Nonrecourse Liability, determined in accordance with Treasury Regulation Section 1.704-2(i) (3).

"Member Nonrecourse Deduction" means "partner nonrecourse deduction" as defined in Treasury Regulation Section 1.704-2(i), substituting the term "Member" for the term "partner" as the context requires.

"Member ROFO Exercise Notice" has the meaning set forth in Section 10.3(d)(iii).

"Members Schedule" has the meaning set forth in Section 3.1.

"Membership Interest" means an interest in the Company owned by a Member, including such Member's right (based on the type, class and series of Unit or Units held by such Member), as applicable, (a) to a Distributive share of Net Income, Net Losses and other items of income, gain, loss and deduction of the Company; (b) to a Distributive share of the assets of the Company; (c) to vote on, consent to or otherwise participate in any decision of the Members as provided in this Agreement; and (d) to any and all other benefits to which such Member may be entitled as provided in this Agreement or the Delaware Act.

"Morgan Stanley" means Strategic Investments I, Inc., together with its Affiliates that hold Units. For the sake of clarity, (a) Strategic Investments I, Inc. and its Affiliates holding Units (if any) shall be deemed to be one (1) Member, one (1) Class A Member, one (1) Nominating Class A Member, and one (1) holder of Units of each applicable type, class or series that Strategic Investments I, Inc. and/or its Affiliates hold, (b) Strategic Investments I, Inc. (for so long as it holds

Units) shall be entitled to receive notices on behalf of itself and its Affiliates that hold Units, and shall be entitled to take all actions under this Agreement with respect to itself and its Affiliates that hold Units, and (c) at such time as Strategic Investments I, Inc. no longer holds any Units, Strategic Investments I, Inc. shall designate an Affiliate that then holds Units as the Member entitled to receive notices and take actions on behalf of itself and its Affiliates pursuant to written notice to the Company.

"Misallocated Item" has the meaning set forth in Section 6.5.

"Net Available Cash" shall mean, for a Fiscal Year or any other applicable period, the excess, if any, of (a) the total cash receipts of the Company and Company Subsidiaries for such Fiscal Year or other period, exclusive of cash proceeds of any obligations created, issued or incurred by the Company or any Company Subsidiary for borrowed money and capital contributions to the Company and Company Subsidiaries (unless and to the extent that the Board by Supermajority Board Vote determines to treat such cash proceeds or capital contributions as part of Net Available Cash), minus (b) the sum, without duplication, of (i) total cash disbursements made or to be made by the Company and Company Subsidiaries in such period, and (ii) the amount, if any, of such cash receipts or cash proceeds that the Board by Supermajority Board Vote determines in good faith is to be reserved for the anticipated needs of the Company's and Company Subsidiaries' business or activities (including based on the then-applicable Annual Budget and business plan of the Company), including in respect of the Company's and Company Subsidiaries' current liabilities (as determined in accordance with GAAP) or reserves set aside for the Company's and Company Subsidiaries' expenses, debt payments, capital improvements, liabilities, capital commitments, investments and contingencies.

"Net Income" and "Net Loss" mean, for each Fiscal Year or other period specified in this Agreement, an amount equal to the Company's net taxable income or net taxable loss, or particular items thereof, determined in accordance with Code Section 703(a) (where, for this purpose, all items of income, gain, loss or deduction required to be stated separately pursuant to Code Section 703(a)(1) shall be included in taxable income or taxable loss), but with the following adjustments:

(a) any income realized by the Company that is exempt from federal income taxation, as described in Code Section 705(a)(1)(B), shall be added to such taxable income or taxable loss, notwithstanding that such income is not includable in gross income;

(b) any expenditures of the Company described in Code Section 705(a)(2)(B), including any items treated under Treasury Regulation Section 1.704-1(b)(2)(iv)(i) as items described in Code Section 705(a)(2) (B), shall be subtracted from such taxable income or taxable loss, notwithstanding that such expenditures are not deductible for federal income tax purposes;

(c) any gain or loss resulting from any disposition of Company property with respect to which gain or loss is recognized for federal income tax purposes shall be computed by reference to the Book Value of the property so disposed, notwithstanding that the adjusted tax basis of such property differs from its Book Value;

(d) any items of depreciation, amortization and other cost recovery deductions with respect to Company property having a Book Value that differs from its adjusted tax basis shall be computed by reference to the property's Book Value (as adjusted for Book Depreciation) in accordance with Treasury Regulation Section 1.704-1(b)(2)(iv)(g);

(e) if the Book Value of any Company property is adjusted as provided in the definition of Book Value, then the amount of such adjustment shall be treated as an item of gain or loss and included in the computation of such taxable income or taxable loss;

(f) to the extent an adjustment to the adjusted tax basis of any Company property pursuant to Code Sections 732(d), 734(b) or 743(b) is required, pursuant to Treasury Regulation Section 1.704 1(b)(2)(iv)(m), to be taken into account in determining Capital Accounts, the amount of such adjustment to the Capital Accounts shall be treated as an item of gain (if the adjustment increases the basis of the asset) or loss (if the adjustment decreases such basis); and

(g) Notwithstanding any other provision of this definition, any items that are specially allocated pursuant to Section 6.2 or Section 6.5 shall not be taken in to account in computing Net Income and Net Loss.

The amounts of the items of Company income, gain, loss or deduction available to be specially allocated pursuant to Section 6.2 or Section 6.5 shall be determined by applying rules analogous to those set forth in clauses (a) through (g) above.

"New Interests" has the meaning set forth in Section 3.4.

"New Securities" has the meaning set forth in Section 9.1(b).

"Nominating Class A Member" has the meaning set forth in Section 8.3(b).

"Nominating Transferee" has the meaning set forth in Section 8.10(b).

"Nomination Waiver" has the meaning set forth in Section 8.11(a).

"Non-Exercising Member" has the meaning set forth in Section 9.1(f).

"Nonrecourse Liability" has the meaning set forth in Treasury Regulations Section 1.704-2(b)(3).

"OFAC" means the Office of Foreign Assets Control of the United States Treasury Department or any successor thereto.

"Offered Units" has the meaning set forth in Section 10.3(a).

"Offering Member" has the meaning set forth in Section 10.3(a).

"Offering Member Notice" has the meaning set forth in Section 10.3(c)(i).

"Officers" has the meaning set forth in Section 8.14(a).

"Opinion" has the meaning set forth in the definition of "Competitively Sensitive Agreement."

"Original LLC Agreement" has the meaning set forth in the Recitals.

"Over-allotment Exercise Period" has the meaning set forth in Section 9.1(f).

"Over-allotment Notice" has the meaning set forth in Section 9.1(f).

"Participation Threshold" has the meaning set forth in Section 3.3(e)(i).

"Partnership Audit Rules" has the meaning set forth in Section 12.3(b).

"Partnership Representative" has the meaning set forth in Section 12.3(b).

"Permitted Persons" has the meaning set forth in Section 11.2(a).

"Permitted Transfer" means a Transfer of Units carried out pursuant to Section 10.2.

"Permitted Transferee" means a recipient of a Permitted Transfer.

"Person" means an individual, corporation, partnership, joint venture, limited liability company, Governmental Authority, unincorporated organization, trust, association or other entity.

"Post-Closing Preemptive Rights Notice" has the meaning set forth in Section 9.1(i).

"Pre-emptive Member" has the meaning set forth in Section 9.1(a).

"Pro Rata Portion" means:

(a) for purposes of Section 9.1, with respect to any Pre-emptive Member holding Units, on any issuance date for New Securities, a fraction determined by dividing (i) the number of outstanding Class A Units held by such Member on such date immediately prior to such issuance by (ii) the total number of Class A Units held by all Pre-emptive Members outstanding on such date immediately prior to such issuance; and

(b) for purposes of Section 10.3, with respect to an ROFO Rightholder holding Units, on any date of a proposed Transfer by an Offering Member, a fraction determined by dividing (i) the number of outstanding vested Units held by such ROFO Rightholder immediately prior to such Transfer by (ii) the total number of outstanding vested Units held by all the ROFO Rightholders on such date immediately prior to such Transfer.

"Profits Unit Cap" has the meaning set forth in Section 13.3(e).

"Proposed Transferee" has the meaning set forth in Section 10.5(a).

"Proprietary Identifier" means the name of a Member or its Affiliates or employees, or any trade name, trademark, trade device, logo, service mark, symbol or abbreviation, contraction or simulation thereof.

"Public Offering" means any underwritten public offering pursuant to a registration statement filed in accordance with the Securities Act.

"Purchasing Rightholders" has the meaning set forth in Section 10.3(e)(ii).

"Qualified Class A Member" has the meaning set forth in Section 12.1(a).

"Qualified Public Offering" means the sale, in a firm commitment underwritten public offering led by a nationally recognized underwriting firm pursuant to an effective registration statement under the Securities Act, of Units (or common stock of the Company or an IPO Entity) (a) having an aggregate offering value (net of underwriters' discounts and selling commissions) of at least one hundred million dollars ($100,000,000), (b) which is at a per Unit offering price (or per share offering price for the shares into which each Class A Unit has converted) that is at least two times (2x) the purchase price paid for Class A-1 Units as of December 14, 2018 (subject to appropriate adjustment in the event of any Unit dividend, Unit split, combination or other similar recapitalization), and (c) following which at least 20% of the total Units (or common stock of the Company or an IPO Entity) on a Fully Diluted Basis shall have been sold to the public and shall be listed on any national securities exchange or quoted on the NASDAQ Stock Market System.

"Receiving Party" has the meaning set forth in Section 11.1(a).

"Registration Date" has the meaning set forth in Section 15.9(a).

"Regulatory Allocations" has the meaning set forth in Section 6.2(d).

"Regulatory Hardship Determination" has the meaning set forth in Section 10.6(a).

"Related Persons" means with respect to any Person: (a) any "affiliate" of such Person (as such term is defined in Rule 12b-2 under the Exchange Act); (b) any other Person with which such first Person has any agreement, arrangement or understanding (whether or not in writing) to act together for the purpose of acquiring, voting, holding or disposing of Units; (c) in the case of a Person that is a company, corporation or similar entity, any executive officer (as defined under Rule 3b-7 under the Exchange Act) or director of such Person and, in the case of a Person that is a partnership or limited liability company, any general partner, managing member or manager of such Person, as applicable; (d) in the case of any Person that is a registered broker or dealer that has been admitted to membership in the national securities exchange known as MEMX LLC (an "Exchange Member"), any Person that is associated with the Exchange Member (as determined using the definition of "person associated with a member" as defined under Section 3(a)(21) of the Exchange Act); (e) in the case of a Person that is a natural person and Exchange Member, any broker or dealer that is also an Exchange Member with which such Person is associated; (f) in the case of a Person that is a natural person, any relative or spouse of such Person, or any relative of such spouse who has the same home as such Person or who is a director or officer of the Company, any Company

Subsidiary, or any of the Company's parent companies; (g) in the case of a Person that is an executive officer (as defined under Rule 3b-7 under the Exchange Act) or a director of a company, corporation or similar entity, such company, corporation or entity, as applicable; and (h) in the case of a Person that is a general partner, managing member or manager of a partnership or limited liability company, such partnership or limited liability company, as applicable.

"Released Class A Member" has the meaning set forth in Section 10.1(a)(i)(C).

"Released Class A Units" has the meaning set forth in Section 10.1(a)(i)(C).

"Remaining Portion" has the meaning set forth in Section 10.5(e)(i).

"Remaining Portion Notice" has the meaning set forth in Section 10.5(e)(i).

"Remaining Tag-along Notice" has the meaning set forth in Section 10.5(e)(ii).

"Representative" means, with respect to any Person, any and all directors, officers, employees, consultants, financial advisors, counsel, accountants and other agents of such Person.

"Restated MEMX LLC Agreement" has the meaning set forth in Section 8.18(a)(i).

"Restricted Economic Election" has the meaning set forth in Section 3.9(a).

"Restricted Economic Member" has the meaning set forth in Section 3.9(a).

"Restricted Entity" means any Person that is (i) a financial holding company, (ii) a bank holding company, (iii) a foreign bank that is subject to the BHCA, (iv) a savings and loan holding company under the Home Owners' Loan Act of 1933, as amended, (v) an investment advisor, an investment company, a broker-dealer, security-based swap dealer or security–based swap execution facility, (vi) an insurance company, (vii) a Person regulated by the Commodity Futures Trading Commission, (viii) a Controlled Affiliate of any of the foregoing, or subject to registration with any non-U.S. Governmental authority or any SRO, or (ix) any entity that is the functional equivalent of any of the Persons described in the foregoing subsections (i) - (viii).

"Restricted Voting Election" has the meaning set forth in Section 3.10(a).

"Restricted Voting Member" has the meaning set forth in Section 3.10(a).

"Retail Broker Class A Member" means each of E*Trade, Fidelity, Schwab, TD Ameritrade, and any other Member that is specifically designated as a Retail Broker Class A Member and which, or an Affiliate of which, is a broker-dealer registered with the Financial Industry Regulatory Authority, Inc. which provides services to retail customers, in each case, together with each of their respective Affiliates. For the avoidance of doubt, no Retail Broker Class A Member shall be deemed a Bank Class A Member or a Market Maker Class A Member, and no Bank Class A Member or Market Maker Class A Member shall be deemed a Retail Broker Class A Member for the purposes of this Agreement.

"Retail Broker Director" means a Director nominated by a Retail Broker Class A Member.

"ROFO Rightholders" has the meaning set forth in Section 10.3(a).

"ROFO Rightholder Option Period" has the meaning set forth in Section 10.3(d)(iii).

"Sale Notice" has the meaning set forth in Section 10.5(c).

"Schwab" means The Charles Schwab Corporation, a Delaware corporation, together with its Affiliates that hold Units. For the sake of clarity, (a) The Charles Schwab Corporation and its Affiliates holding Units (if any) shall be deemed to be one (1) Member, one (1) Class A Member, one (1) Nominating Class A Member, and one (1) holder of Units of each applicable type, class or series that The Charles Schwab Corporation and/or its Affiliates hold, (b) The Charles Schwab Corporation (for so long as it holds Units) shall be entitled to receive notices on behalf of itself and its Affiliates that hold Units, and shall be entitled to take all actions under this Agreement with respect to itself and its Affiliates that hold Units, and (c) at such time as The Charles Schwab Corporation no longer holds any Units, The Charles Schwab Corporation shall designate an Affiliate that then holds Units as the Member entitled to receive notices and take actions on behalf of itself and its Affiliates pursuant to written notice to the Company.

"SEC" means the U.S. Securities and Exchange Commission and any successor thereto.

"Second Amended LLC Agreement" has the meaning set forth in the Recitals.

"Securities Act" means the Securities Act of 1933, as amended, or any successor federal statute, and the rules and regulations thereunder, which shall be in effect at the time.

"Selling Member" has the meaning set forth in Section 10.5(a).

"Shortfall Amount" has the meaning set forth in Section 7.1.

"SRO" means a "self-regulatory organization" as defined in Section 3(a)(26) of the Exchange Act or any foreign equivalent.

"Stub Period" has the meaning set forth in Section 8.18(c)(ii).

"Subsidiary" means, with respect to any specified Person, any other Person of which such specified Person, directly or indirectly through one or more Subsidiaries, (a) owns a majority of the outstanding shares or other equity interests having the power to vote for directors or comparable managers of such other Person, or (b) has the power to generally direct the business and policies of that other Person, whether by contract or as a general partner, managing member, manager, joint venturer, agent or otherwise.

"Supermajority Board Matter" means any action or transaction set forth in Exhibit C."

"Supermajority Board Vote" means the affirmative vote of at least seventy-seven percent (77%) of the votes of all Directors then entitled to vote on the matter under consideration and who have not recused themselves, whether or not present at the applicable meeting of the Board; provided that if such affirmative vote threshold results in the necessity of the affirmative vote of all such Directors with respect to such matter, an affirmative vote of all but one of such Directors shall be required instead with respect to such matter.

"Tag-along Class A Member" has the meaning set forth in Section 10.5(a).

"Tag-along Notice" has the meaning set forth in Section 10.5(d)(ii).

"Tag-along Period" has the meaning set forth in Section 10.5(d)(ii).

"Tag-along Portion" has the meaning set forth in Section 10.5(d)(i).

"Tag-along Sale" has the meaning set forth in Section 10.5(a).

"Tax Advances" has the meaning set forth in Section 7.1.

"Tax Amount Base" of a Member for a Fiscal Year or other period shall mean (a) the total cumulative taxable income and gain (for U.S. federal income tax purposes) over (b) the total cumulative amount of losses and deductions (for U.S. federal income tax purposes, taking into account such losses and deductions solely to the extent of a character that can be utilized against such subsequent income) allocated to the Member by the Company for such Fiscal Year or other period; provided, that such taxable income shall be computed without regard to any taxable income or loss recognized by a Member (other than through its distributive share of income or gain of the Company) in connection with the dissolution, Initial Public Offering or any other sale of equity securities of the Company, sale of substantially all equity or assets of the Company or any similar event.

"Tax Amounts" of a Member for a Fiscal Year or other period shall mean the product of (a) the Tax Rate for such Fiscal Year or other period, and (b) the Member's Tax Amount Base for such Fiscal Year or other period, and shall be reduced by (c) any United States federal, state or local income tax credits allocated to the Member by the Company for such Fiscal Year or other period, all as estimated in good faith by the Company.

"Tax Rate" shall mean, for any Fiscal Year the greater of (a) the highest single combined rate (expressed as a percentage) of U.S. federal, state and local income taxation that would be applicable to any Member that is subject to tax as an individual for U.S. federal tax purposes, and (b) the highest single combined rate (expressed as a percentage) of U.S. federal, state and local income taxation that would be applicable to any Member that is subject to tax as a corporation for U.S. federal tax purposes, in each case on allocations of income to such Member and not taking into account any additional tax that could be imposed on distributions, deemed distributions, or dividend equivalent amounts, and in each case assuming that such Member is resident in New York City and that in case of an individual state taxes are not deductible for federal income tax purposes; provided that the Board by Supermajority Board Vote may establish any alternative rate. Each Member shall be subject to the same Tax Rate; provided that for any Fiscal Year the Board by Supermajority Board Vote may permit the use of different Tax Rates for the Members (e.g., to take into account whether a Member (or its direct and indirect owners) is subject to tax as an individual or corporation for U.S. federal tax purposes). The Tax Rate shall take into consideration the nature of the income being allocated to the Members, such as whether such income is capital gain, qualified dividends or ordinary income.

"Taxing Authority" has the meaning set forth in Section 7.4(b).

"TD Ameritrade" means Datek Online Management Corp., a Delaware corporation, together with its Affiliates that hold Units. For the sake of clarity, (a) Datek Online Management Corp. and its Affiliates holding Units (if any) shall be deemed to be one (1) Member, one (1) Class A Member, one (1) Nominating Class A Member, one (1) Exchange Director Nominating Member, and one (1) holder of Units of each applicable type, class or series that Datek Online Management Corp. and/or its Affiliates hold, (b) Datek Online Management Corp. (for so long as it holds Units) shall be entitled to receive notices on behalf of itself and its Affiliates that hold Units, and shall be entitled to take all actions under this Agreement with respect to itself and its Affiliates that hold Units, and (c) at such time as Datek Online Management Corp. no longer holds any Units, Datek Online Management Corp. shall designate an Affiliate that then holds Units as the Member entitled to receive notices and take actions on behalf of itself and its Affiliates pursuant to written notice to the Company.

"Third Amended LLC Agreement" has the meaning set forth in the Recitals.

"Third Party Purchaser" means any Person who, immediately prior to the contemplated transaction, (a) does not directly or indirectly own or have the right to acquire any outstanding Units (or applicable Unit Equivalents) or (b) is not a Permitted Transferee of any Person who directly or indirectly owns or has the right to acquire any Units (or applicable Unit Equivalents).

"Trading and Investment Business" has the meaning set forth in Section 11.1(d).

"Transfer" means to, directly or indirectly, sell, transfer, assign, pledge, encumber, hypothecate or similarly dispose of, either voluntarily or involuntarily, by operation of law or otherwise, or to enter into any contract, option or other arrangement or understanding with respect to the sale, transfer, assignment, pledge, encumbrance, hypothecation or similar disposition of, any Units owned by a Person or any interest (including a beneficial interest) in any Units or Unit Equivalents owned by a Person. A "Transfer" shall also include a direct change of Control of a Member, where the Member is a special purpose vehicle that owns no other material assets other than the Units and the change of Control of such Member is for the principal purpose of Transferring the Units owned by such Member to a non-Affiliate third party. "Transfer" when used as a noun shall have a correlative meaning. "Transferor" and "Transferee" mean a Person who makes or receives a Transfer, respectively.

"Treasury Regulations" means the final or temporary regulations issued by the United States Department of Treasury pursuant to its authority under the Code, and any successor regulations.

"UBS" means UBS Americas Inc., together with its Affiliates that hold Units. For the sake of clarity, (a) UBS Americas Inc. and its Affiliates holding Units (if any) shall be deemed to be one (1) Member, one (1) Class A Member and one (1) holder of Units of each applicable type, class or series that UBS Americas Inc. and/or its Affiliates hold, (b) UBS Americas Inc. (for so long as it holds Units) shall be entitled to receive notices on behalf of itself and its Affiliates that hold Units, and shall be entitled to take all actions under this Agreement with respect to itself and its Affiliates that hold Units, and (c) at such time as UBS Americas Inc. no longer holds any Units, UBS Americas Inc. shall designate an Affiliate that then holds Units as the Member entitled to receive notices and take actions on behalf of itself and its Affiliates pursuant to written notice to the Company.

"Unallocated Item" has the meaning set forth in Section 6.5.

"Unit" means a unit representing a fractional part of the Membership Interests of the Members and shall include all types, classes and series of Units, including the Class A Units and the Class B Units; provided, that any type, class or series of Units shall have the privileges, preference, duties, liabilities, obligations and rights set forth in this Agreement and the Membership Interests represented by such type, class or series of Unit shall be determined in accordance with such privileges, preference, duties, liabilities, obligations and rights.

"Unit Equivalents" means (a) any security or obligation that is by its terms, directly or indirectly, convertible into, exchangeable or exercisable for Units, (b) any option, warrant or other right to subscribe for, purchase or acquire Units, (c) any equity interest appreciation rights, phantom equity interests or phantom equity interest rights, contingent interest or other similar rights relating to the Company or (d) any equity or equity-linked securities of the Company or issuable with respect to the equity interests of the Company or any securities referred to in clauses (a)-(c) above in connection with a combination of equity interests, recapitalization, exchange, merger, consolidation or other reorganization.

"Using Member" has the meaning set forth in Section 11.6(c)

"Virtu" means Virtu Getco Investments, LLC, a Delaware limited liability company, together with its Affiliates that hold Units. For the sake of clarity, (a) Virtu Getco Investments, LLC and its Affiliates holding Units (if any) shall be deemed to be one (1) Member, one (1) Class A Member, one (1) Nominating Class A Member, one (1) Exchange Director Nominating Member, and one (1) holder of Units of each applicable type, class or series that Virtu Getco Investments, LLC and/or its Affiliates hold, (b) Virtu Getco Investments, LLC (for so long as it holds Units) shall be entitled to receive notices on behalf of itself and its Affiliates that hold Units, and shall be entitled to take all actions under this Agreement with respect to itself and its Affiliates that hold Units, and (c) at such time as Virtu Getco Investments, LLC no longer holds any Units, Virtu Getco Investments, LLC shall designate an Affiliate that then holds Units as the Member entitled to receive notices and take actions on behalf of itself and its Affiliates pursuant to written notice to the Company.

"Wells Fargo" means Wells Fargo Central Pacific Holdings, Inc., a California corporation, together with its Affiliates that hold Units. For the sake of clarity, (a) Wells Fargo Central Pacific Holdings, Inc. and its Affiliates holding Units (if any) shall be deemed to be one (1) Member, one (1) Class A Member, one (1) Excluded Class A Member, and one (1) holder of Units of each applicable type, class or series that Wells Fargo Central Pacific Holdings, Inc. and/or its Affiliates hold, (b) Wells Fargo Central Pacific Holdings, Inc. (for so long as it holds Units) shall be entitled to receive notices on behalf of itself and its Affiliates that hold Units, and shall be entitled to take all actions under this Agreement with respect to itself and its Affiliates that hold Units, and (c) at such time as Wells Fargo Central Pacific Holdings, Inc. no longer holds any Units, Wells Fargo Central Pacific Holdings, Inc. shall designate an Affiliate that then holds Units as the Member entitled to receive notices and take actions on behalf of itself and its Affiliates pursuant to written notice to the Company.

"Withholding Advances" has the meaning set forth in Section 7.4(b).

1.2 Interpretation. For purposes of this Agreement, (a) the words "include," "includes" and "including" shall be deemed to be followed by the words "without limitation"; (b) the word "or" is not exclusive; and (c) the words "herein," "hereof," "hereby," "hereto" and "hereunder" refer to this Agreement as a whole. The definitions given for any defined terms in this Agreement shall apply equally to both the singular and plural forms of the terms defined. Whenever the context may require, any pronoun shall include the corresponding masculine, feminine and neuter forms. Unless the context otherwise requires, references herein: (x) to Articles, Sections, and Exhibits mean the Articles and Sections of, and Exhibits attached to, this Agreement; (y) to an agreement, instrument or other document means such agreement, instrument or other document as amended, supplemented and modified from time to time to the extent permitted by the provisions thereof and (z) to a statute means such statute as amended from time to time and includes any successor legislation thereto and any regulations promulgated thereunder. This Agreement shall be construed without regard to any presumption or rule requiring construction or interpretation against the party drafting an instrument or causing any instrument to be drafted. The Exhibits referred to herein shall be construed with, and as an integral part of, this Agreement to the same extent as if they were set forth verbatim herein.

ARTICLE II
ORGANIZATION

2.1 Formation; Agreement

(a) The Company was formed on September 6, 2018, pursuant to the provisions of the Delaware Act, upon the filing of the Certificate of Formation with the Secretary of State of the State of Delaware.

(b) This Agreement amends and restates the Third Amended LLC Agreement in its entirety. From and after the Effective Date, this Agreement constitutes the "limited liability company agreement" (as that term is used in the Delaware Act) of the Company. The rights, powers, duties, obligations and liabilities of the Members shall be determined pursuant to the

Delaware Act and this Agreement. To the extent that the rights, powers, duties, obligations and liabilities of any Member are different by reason of any provision of this Agreement than they would be under the Delaware Act in the absence of such provision, this Agreement shall, to the extent permitted by the Delaware Act, control.

2.2 Name. The name of the Company is "MEMX Holdings LLC" or such other name or names as the Board may from time to time designate; provided that the name shall always contain the words "Limited Liability Company" or the abbreviation "L.L.C." or the designation "LLC." The Board shall give prompt notice to each of the Members of any change to the name of the Company.

2.3 Principal Office. The principal office of the Company shall be located at 111 Town Square Place, Suite 520, Jersey City, NJ 07310, or such other place as may from time to time be determined by the Board. The Board shall give prompt notice of any such change to each of the Members.

2.4 Registered Office; Registered Agent.

(a) The registered office of the Company shall be the office of the initial registered agent named in the Certificate of Formation or such other office (which need not be a place of business of the Company) as the Board may designate from time to time in the manner provided by the Delaware Act and Applicable Law.

(b) The registered agent for service of process on the Company in the State of Delaware shall be the initial registered agent named in the Certificate of Formation or such other Person or Persons as the Board may designate from time to time in the manner provided by the Delaware Act and Applicable Law.

2.5 Purpose; Powers.

(a) Subject to the provisions of this Agreement, the nature of the business to be conducted or promoted by the Company is to (i) operate a national securities exchange for the trading of equity securities, directly or through one or more of its Subsidiaries, and (ii) engage in any other lawful act or activity for which limited liability companies may be organized under the Delaware Act and which is approved by the Board in accordance with Exhibit C, provided, however that the Company may not be or become a Restricted Entity; and provided, further, that any proposed or actual expansion of the business of the Company or its Subsidiaries into an options exchange and/or operating a global equities exchange (and any regulatory filings or application in connection therewith) shall require the prior approval of the Board by Supermajority Board Vote until December 14, 2021, and thereafter, notwithstanding Items 33, 34 and 37 of Exhibit C shall only require a majority Board approval (it being understood that if a Class A Member notifies the Board that it has concerns about legal and/or tax structuring implications of such expansion into (A) operating an options exchange or (B) a particular jurisdiction, the Company and the Members shall work in good faith to address such legal and/or tax structuring issues). For the avoidance of doubt, this Section 2.5(a) shall not in any way supersede the provisions set forth in Section 15.18. The

Company may, subject to Section 11.3 and the other provisions of this Agreement, engage in any and all activities necessary, desirable or incidental to the accomplishment of the foregoing. Notwithstanding anything herein to the contrary, nothing set forth herein shall be construed as authorizing the Company to possess any purpose or power, or to do any act or thing, forbidden by Applicable Law to a limited liability company organized under the laws of the State of Delaware.

(b) The Company shall have all the powers necessary or convenient to carry out the purposes for which it is formed, including the powers granted by the Delaware Act.

2.6 Term. The term of the Company commenced on the date the Certificate of Formation was filed with the Secretary of State of the State of Delaware and shall continue in existence perpetually until the Company is dissolved in accordance with the provisions of this Agreement.

2.7 No State-Law Partnership. The Members intend that the Company shall be treated as a partnership for federal and, if applicable, state and local income tax purposes, and, the Company shall not take any action inconsistent with such treatment. The Company and each Member shall file all tax returns and shall otherwise take all tax and financial reporting positions in a manner consistent with such treatment and no Member shall take any action inconsistent with such treatment. The Members intend that the Company shall not be a partnership (including, without limitation, a limited partnership) or joint venture, and that no Member, Director, Alternate Director or Officer of the Company shall be a partner or joint venturer of any other Member, Director, Alternate Director or Officer of the Company, for any purposes other than as set forth in the first sentence of this Section 2.7.

ARTICLE III
UNITS; OWNERSHIP LIMITATIONS

3.1 Units Generally. The Membership Interests of the Members shall be represented by issued and outstanding Units, which may be divided into one or more types, classes or series. Each type, class or series of Units shall have the privileges, preference, duties, liabilities, obligations and rights, including voting rights, if any, set forth in this Agreement with respect to such type, class or series. The Board shall maintain a schedule of all Members, their respective mailing addresses and the amount and series of Units held by them (the "Members Schedule"), and shall update the Members Schedule upon the issuance or Transfer of any Units to any new or existing Member.

3.2 Reclassification of Class A Units; Authorization and Issuance of Class A Units. All Units classified as Class A Units immediately prior to the Effective Date are hereby reclassified as Class A-1 Units as of the Effective Date. Subject to compliance with Section 8.6(d), Section 9.1 and Section 10.1(b), the Company is hereby authorized to issue (a) a class of Units designated as Class A-1 Units and (b) a class of Units designated as Class A-2 Units.

(a) The Class A-1 Units are issued and outstanding and held by certain Class A Members as set forth on the Members Schedule as of the Effective Date and, as of the Effective

Date, no additional Class A-1 Units are available for issuance. Class A-1 Units shall not have any voting rights other than as required by Applicable Law.

(b) The Class A-2 units are issued and outstanding and held by certain Class A Members as set forth on the Members Schedule as of the Effective Date and, as of the Effective Date, no additional Class A-2 Units are available for issuance. Class A-2 Units shall not have any voting rights other than as required by Applicable Law.

3.3 Service Provider Equity Pool; Class B Units.

(a) The Company is hereby authorized, subject to compliance with this Section 3.3 and Section 8.6(d), to issue a class of Units designated as Class B Units to (i) any employee, officer or director of the Company or any Company Subsidiary and (ii) any Person, including a consultant or a contractor, whose duties include matters that support the business of the Company and/or any Company Subsidiary, pursuant to the Incentive Plan.

(b) As of October 19, 2019, the Members have approved the Amended and Restated MEMX Holdings LLC 2018 Profits Interests Plan pursuant to which all Class B Units shall be granted in compliance with Rule 701 of the Securities Act or another applicable exemption (such plan as in effect from time to time, the "Incentive Plan"). The number of Class B Units available for issuance pursuant to such Incentive Plan shall not exceed 12,352,941 Class B Units (subject to adjustment in the event of any Unit split, Unit combination, reorganization, reclassification, recapitalization or the like) minus any Class B Units issued by the Company pursuant to the MembersX Holdings LLC 2018 Profits Interests Plan approved by the Members of the Company on December 14, 2018 and the Amended and Restated MEMX Holdings LLC 2018 Profits Interests Plan prior to the Effective Date. The Company is hereby authorized to negotiate agreements for the issuance of awards pursuant to the Incentive Plan, which shall include such terms, conditions, rights and obligations as may be determined by the Board, in its sole discretion, and shall be approved by the Board by Supermajority Board Vote, consistent with the terms herein.

(c) Class B Units shall not have any voting rights other than as required by Applicable Law.

(d) Class B Units are intended to qualify as "profits interests" under Internal Revenue Service Revenue Procedures 93-27 and 2001-43, and this Agreement shall be interpreted and applied consistently therewith. The Board may restrict distributions with respect to Class B Units to the extent necessary (in the sole discretion of the Board) for such Class B Units to qualify as profits interests.

(e) (i) Each Class B Unit shall have a "Participation Threshold" determined in accordance with this Section 3.3(e).

(ii) The initial Participation Threshold with respect to a Class B Unit shall reflect the amount that would, but for the limitations set forth in Section 7.2(b), Section 13.3(c)(iv) and (v), Section 13.3(d), or Section 13.3(e) as applied to all Class B Units granted on the date of grant, be distributed to the holder of such Class B Unit (ignoring vesting requirements applicable to such Class B Unit) if, as of the date of grant, all of the Company's assets (including its goodwill and going concern value) had been sold for Fair Market Value and the proceeds distributed in accordance with the terms of this Agreement. The Board shall have the discretion to set any Class B Unit's Participation Threshold to an amount that is greater than the amount determined in the prior sentence.

3.4 Other Issuances. In addition to the Units, the Company may, subject to compliance with Section 3.6, Section 8.6(d), Section 9.1 and Section 10.1(b), authorize and issue or sell to any Person any of the following (collectively, "New Interests"): (a) any new type, class or series of Units not otherwise described in this Agreement, which Units may be designated as types, classes or series of the Units but having different rights; and (b) Unit Equivalents. The Board by Supermajority Board Vote is hereby authorized, subject to Section 15.9, to amend this Agreement to reflect such issuance and to fix the relative privileges, preference, duties, liabilities, obligations and rights of any such New Interests, including the number of such New Interests to be issued, the preference (with respect to Distributions, in liquidation or otherwise) over any other Units and any contributions required in connection therewith.

3.5 Limitations on Ownership.

(a) Commencing on the Registration Date and for so long as the Company Controls, directly or indirectly, its Subsidiary, MEMX LLC, except as provided in Sections 3.5(b)(i) and 3.5(b)(ii):

(i) No Person, either alone or together with its Related Persons, may own, directly or indirectly, of record or beneficially, Units constituting more than forty percent (40%) of any class of Units;

(ii) No Exchange Member, either alone or together with its Related Persons, may own, directly or indirectly, of record or beneficially, Units constituting more than twenty percent (20%) of any class of Units; and

(iii) No Person, either alone or together with its Related Persons, at any time may, directly, indirectly or pursuant to any voting trust, agreement, plan or other arrangement, vote or cause the voting of Units or give any consent or proxy with respect to Units representing more than twenty percent (20%) of the voting power of the then issued and outstanding Units, nor may any Person, either alone or together with its Related Persons, enter into any agreement, plan or other arrangement with any other Person, either alone or together with its Related Persons, under circumstances that would result in the Units that are subject to such agreement, plan or other arrangement not being voted on any matter or matters or any proxy relating thereto being withheld, where the effect of such agreement, plan or other arrangement would be to enable any Person, either alone or together with its Related Persons, to vote, possess the right to vote or cause the voting of Units which would represent more than twenty percent (20%) of such voting power.

The parties hereto acknowledge that none of the Members shall be deemed to be in breach of this Section 3.5(a) if such Member is in violation of the limitations set forth above as a result of an action by any other Person (other than such Member or such Member's Affiliates) (including, for the avoidance of doubt, any transfer or surrender of Units by another Member or a redemption of Units by the Company).

(b) Commencing on the Registration Date and for so long as the Company shall Control, directly or indirectly, MEMX LLC, subject to Sections 3.5(c) and 3.5(d):

(i) The limitations in Sections 3.5(a)(i) and 3.5(a)(iii) above shall not apply in the case of any class of Units that does not have the right by its terms to nominate any Directors or vote on other matters that may require the approval of the holders of voting Units of the Company, if any (other than matters affecting the rights, preferences or privileges of said class of Units); and

(ii) The limitations in Sections 3.5(a)(i) and 3.5(a)(iii) above (except with respect to Exchange Members and their Related Persons) may be waived by the Board pursuant to a resolution duly adopted by the Board by Supermajority Board Vote, if, in connection with the taking of such action, the Board adopts a resolution stating that it is the determination of such Board that such action shall not impair the ability of MEMX LLC, to carry out its functions and responsibilities as an "exchange" under the Exchange Act, and the rules and regulations promulgated thereunder; that it is otherwise in the best interests of the Company, its members and MEMX LLC, and that it shall not impair the ability of the SEC to enforce the Exchange Act and the rules and regulations promulgated thereunder, and such resolution shall not be effective until it is filed with and approved by the SEC. In making the determinations referred to in the immediately preceding sentence, the Board may impose on the Person in question and its Related Persons such conditions and restrictions as it may in its sole discretion deem necessary, appropriate or desirable in furtherance of the objectives of the Exchange Act and the rules and regulations promulgated thereunder, and the governance of MEMX LLC.

(c) Notwithstanding Sections 3.5(b)(i) and 3.5(b)(ii) above, in any case where a Person, either alone or together with its Related Persons, would own or vote more than any of the above percentage limitations upon consummation of any proposed sale, assignment or transfer of the Units, such sale, assignment or transfer shall not become effective until the Board shall have determined, by resolution, that such Person and its Related Persons are not subject to any applicable "statutory disqualification" (within the meaning of Section 3(a)(39) of the Exchange Act).

(d) Notwithstanding Sections 3.5(b)(i) and 3.5(b)(ii) above, and without giving effect to the same, any Person that either alone or together with its Related Persons proposes to own, directly or indirectly, of record or beneficially, Units constituting more than forty percent (40%) of the outstanding Units of any class, or to exercise voting rights, or grant any proxies or consents with respect to Units constituting more than twenty percent (20%) of the voting power of the then issued and outstanding Units, shall have delivered to the Board of Directors a notice in writing, not less than forty-five (45) days (or any shorter period to which said Board shall expressly consent) before the proposed ownership of such Units, or the proposed exercise of said voting rights or the granting of said proxies or consents, of its intention to do so.

3.6 Notices of Ownership. Commencing on the Registration Date and for so long as the Company shall Control, directly or indirectly, MEMX LLC:

(a) Any Person that, either alone or together with its Related Persons, owns, directly or indirectly (whether by acquisition or by a change in the number of Units outstanding), of record or beneficially five percent (5%) or more of the then outstanding Units shall, immediately upon acquiring knowledge of its ownership of five percent (5%) or more of the then outstanding Units, give the Board written notice of such ownership, which notice shall state: (i) such Person's full legal name; (ii) such Person's title or status and the date on which such title or status was acquired; (iii) such Person's (and its Related Person's) approximate ownership interest of the Company; and (iv) whether such Person has the power, directly or indirectly, to direct the management or policies of the Company, whether through ownership of securities, by contract or otherwise, provided that no Member shall be required to provide notice to the Company pursuant to this Section 3.6(a) in connection with the execution of this Agreement.

(b) Each Person required to provide written notice pursuant to Section 3.6(a) shall update such notice promptly after any change in the contents of that notice; provided that no updated notice pursuant to this Section 3.6(b) shall be required to be provided to the Board (i) in the event of an increase or decrease in the ownership percentage so reported of less than one percent (1%) of the then outstanding Units (such increase or decrease to be measured cumulatively from the amount shown on the last such notice), unless any increase or decrease of less than one percent (1%) results in such Person owning more than twenty percent (20%) or more than forty percent (40%) of the Units then outstanding (at a time when such Person previously owned less than such percentages) or such Person owning less than twenty percent (20%) or less than forty percent (40%) of the Units then outstanding (at a time when such Person previously owned more than such percentages); or (ii) in the event the Company issues additional Units or New Interests or takes any other action that dilutes the ownership of such Person, or acquires or redeems Units or takes any other action that increases the ownership of such Person, in each case without any change in the number of Units held by such Person.

(c) The Board shall have the right to require any Person reasonably believed to be subject to and in violation of this Section 3.6 to provide the Company complete information as to all Units owned, directly or indirectly, of record or beneficially, by such Person and its Related Persons and as to any other factual matter relating to the applicability or effect of this Section 3.6 as may reasonably be requested of such Person.

3.7 Certain Prohibited Actions.

(a) As set forth in Section 10.1(c), any Transfer or attempted Transfer of any Units or Unit Equivalents in violation of any provisions of this Agreement shall be null and void, no such Transfer shall be recorded on the Company's books and the purported Transferee in any such Transfer shall not be treated (and the purported Transferor shall continue be treated) as the owner of such Units or Unit Equivalents for all purposes of this Agreement, including without limitation, voting, payment of dividends and distributions with respect to such Units whether upon liquidation or otherwise.

(b) As set forth in Section 4.7(h), if any Member purports to vote, or to grant any proxy or enter into any agreement, plan or other arrangement relating to the voting of, Units that would violate the provisions of this Agreement, then the Company shall not honor such vote, proxy, agreement, plan or other arrangement to the extent that such provisions would be violated, and any Units subject to that arrangement shall not be entitled to be voted to the extent of such violation.

(c) Subject to Sections 3.7(a) and 3.7(b), commencing on the Registration Date and for so long as the Company Controls, directly or indirectly, MEMX LLC, if any Member purports to Transfer any Units or Unit Equivalents and such Transfer results in a violation of Section 3.5, then the Company shall have the right to, and shall promptly after confirming such violation and to the extent funds are legally available, redeem all of the Units or Unit Equivalents the holding of which by the holder thereof results in a violation of Section 3.5 for a price per Unit or Unit Equivalent, as applicable, equal to the Fair Market Value of such Units or Unit Equivalents; provided, that if either such Member or such holder has received written notice from the Company prior to such Transfer, or a director or officer of such Member (if an entity) or such Member (if an individual) is otherwise actually aware, that such Transfer will result in a violation of Section 3.5, such applicable Units or Unit Equivalents shall be redeemed for a price per Unit or Unit Equivalent, as applicable, equal to the lesser of (a) book value or (b) Fair Market Value of such Units or Unit Equivalents. The number of Units or Unit Equivalents to be redeemed by the Company pursuant to the preceding sentence shall be calculated by the Company after taking into account the fact that immediately upon their redemption such redeemed Units or Unit Equivalents shall become treasury shares and shall no longer be deemed to be outstanding. Written notice shall be given by the Company to the holders of the redeemable Units or Unit Equivalents at the address of such holders appearing on the books of the Company, which notice shall specify a date for redemption of such Units or Unit Equivalents that shall be not less than ten (10) days nor more than thirty (30) days from the date of such notice. Any Units or Unit Equivalents which have been so called for redemption shall not be deemed outstanding Units or Unit Equivalents after the date on which written notice of redemption has been given to the holders of those Units or Unit Equivalents if a sum sufficient to redeem such Units or Unit Equivalents shall have been irrevocably deposited or set aside to pay the redemption price to the holders of the Units or Unit Equivalents. From and after the applicable redemption date (unless the Company shall default in providing funds for the payment of the redemption price) the Units or Unit Equivalents which have been redeemed by the Company as aforesaid shall become treasury shares, and all rights of the holder of such redeemed Units or Unit Equivalents as a Member of the Company associated with such Units or Unit Equivalents (except the right to receive from the Company the applicable redemption price against delivery to the Company of evidence of ownership of such Units or Unit Equivalents) shall cease. Written notice shall be given by the Company to all holders of Units of any redemption by the Company (including, without limitation, a redemption pursuant to this Section 3.7(c)) not more than ten (10) days after consummation of the applicable redemption, which notice shall specify the number of Units of each class outstanding after such redemption. In the event that any redemption or other action by the Company has resulted in any Member owning such number of Units or Unit

Equivalents that is in violation of the provisions of Section 3.5, the Company shall have the right to and shall promptly after confirming such violation, redeem such Units or Unit Equivalents for a price per Unit or Unit Equivalent, as applicable, equal to Fair Market Value, and otherwise pursuant to the provisions of this Section 3.7(c) and subject to Section 3.8.

3.8 Certain Special Transfer Rights. At such time prior to the Registration Date as is reasonably necessary in order to obtain a registration for MEMX LLC with the SEC as a national securities exchange, and thereafter commencing on the Registration Date and for so long as the Company shall Control, directly or indirectly, MEMX LLC, if a Member which is, or any Affiliate of which is, an Exchange Member, either alone or together with its Related Persons, owns, directly or indirectly, of record or beneficially, Units constituting more than twenty percent (20%) of any class of Units, such Member may Transfer the number of Units which account for the excess over such twenty percent (20%) ownership limitation to one or more Members, in which case Sections 10.1(a)(i) and 10.3 shall not apply.

3.9 Restricted Economic Elections.

(a) A Member may give an irrevocable notice of its election (the "Restricted Economic Election") to be treated for purposes of this Agreement as a "Restricted Economic Member," such that the maximum percentage of the aggregate economic interests attributable to the Units that such Member may own is such percentage as is designated in such Member's Restricted Economic Election (such Restricted Economic Member's "Maximum Aggregate Economic Interest"), by delivering written notice to the Company in the form attached as Exhibit G hereto.

(b) Upon receiving any Restricted Economic Election, the Company shall promptly (but no later than five (5) Business Days following receipt of such notice) notify the other Members in writing upon any such election having been made by a Member, including the Maximum Aggregate Economic Interest included in such election.

(c) In the event a Member makes a Restricted Economic Election and there is any distribution on, or redemption of Units or other equity securities of the Company that would cause such electing Member to exceed its Maximum Aggregate Economic Interest, then the amount (and only such amount) of such distribution or redemption that would cause such Member's economic interest to exceed the Maximum Aggregate Economic Interest shall instead be redistributed to other Members of the Company pursuant to Section 7.3 (but excluding from such Section 7.3 distribution any such Member who has exceeded its Maximum Aggregate Economic Interest).

3.10 Restricted Voting Elections.

(a) Notwithstanding the fact that the Class A Units are intended to not have any voting rights other than as required by Applicable Law and that the Class B Units shall not have any voting rights as set forth in Sections 3.1 and 3.2, a Class A Member may give an irrevocable notice (in accordance with Section 3.10(b) below) of its election (the "Restricted Voting Election") to be treated for purposes of this Agreement as a "Restricted Voting Member," such that the maximum percentage of the aggregate voting interests attributable to the Class A Units that such Member may own is such percentage as is designated in such Member's Restricted Voting Election (such Restricted Voting Member's "Maximum Aggregate Voting Interest"), by delivering written notice to the Company in the form attached as Exhibit H hereto.

(b) Upon receiving any Restricted Voting Election, the Company shall promptly (but no later than five (5) Business Days following receipt of such notice) notify the other Members in writing upon any such election having been made by a Member, including the Maximum Aggregate Voting Interest included in such election.

(c) In the event of any Transfer of any or all of the Class A Units held by such Restricted Voting Member, including, for the avoidance of doubt, in connection with an IPO, the aggregate voting interests attributable to such Units shall no longer be limited to the Maximum Aggregate Voting Interest if the Restricted Voting Member transfers such Class A Units to a third party that is not (A) a Restricted Voting Member or (B) an Affiliate of the Transferor Restricted Voting Member, pursuant to: (i) a widespread public distribution; (ii) a private placement in which no one Person acquires the right to purchase 2% or more of any class of voting securities of the Company; (iii) an assignment to a single Person (e.g., a broker or investment banker) for the purpose of conducting a widespread public distribution on behalf of a Restricted Voting Member; or (iv) a transfer to a Person who would control more than 50% of the voting securities of the Company without giving effect to the Class A Units transferred by a Restricted Voting Member. In addition to any voting restrictions set forth in this Agreement, any Class A Units that become subject to a voting restriction by operation of the Maximum Aggregate Voting Interest and that are subsequently Transferred, shall nevertheless remain subject to such voting restriction; provided that such Class A Units shall no longer be subject to the voting restriction imposed by the Maximum Aggregate Voting Interest if such Class A Units (x) are held by a Transferee that is not a Restricted Voting Member or an Affiliate of a Restricted Voting Member, and (b) were acquired by such Transferee in a transaction described in clause (i), (ii), (iii) or (iv) (as applicable) of the preceding sentence.

3.11 Certification of Units.

(a) The Board in its sole discretion may, but shall not be required to, issue certificates to the Members representing the Units held by such Member.

(b) In the event that the Board shall issue certificates representing Units in accordance with Section 3.11(a), then in addition to any other legend required by Applicable Law, all certificates representing issued and outstanding Units shall bear a legend substantially in the following form:

> THE UNITS REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO THE FOURTH AMENDED AND RESTATED LIMITED LIABILITY COMPANY AGREEMENT AMONG MEMX HOLDINGS LLC AND ITS MEMBERS, A COPY OF WHICH IS ON FILE AT THE PRINCIPAL EXECUTIVE OFFICE OF MEMX HOLDINGS LLC. NO TRANSFER, SALE, ASSIGNMENT, PLEDGE,

HYPOTHECATION OR OTHER DISPOSITION OF THE UNITS REPRESENTED BY THIS CERTIFICATE MAY BE MADE EXCEPT IN ACCORDANCE WITH THE PROVISIONS OF SUCH LIMITED LIABILITY COMPANY AGREEMENT.

THE UNITS REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR UNDER ANY OTHER APPLICABLE SECURITIES LAWS AND MAY NOT BE TRANSFERRED, SOLD, ASSIGNED, PLEDGED, HYPOTHECATED OR OTHERWISE DISPOSED EXCEPT (A) PURSUANT TO A REGISTRATION STATEMENT EFFECTIVE UNDER SUCH ACT AND LAWS, OR (B) PURSUANT TO AN EXEMPTION FROM REGISTRATION THEREUNDER.

ARTICLE IV
MEMBERS

4.1 Admission of New Members.

(a) New Members may be admitted from time to time (i) in connection with an issuance of Units by the Company, subject to compliance with the provisions of Section 8.6(d), Section 9.1 and Section 10.1(b), as applicable, and (ii) in connection with a Transfer of Units, subject to compliance with the provisions of Article X.

(b) In order for any Person not already a Member of the Company to be admitted as a Member, whether pursuant to an issuance or Transfer of Units, such Person shall have executed and delivered to the Company a written undertaking substantially in the form of the Adherence Agreement. Upon the amendment of the Members Schedule by the Board (which amendment may not be unreasonably conditioned or delayed), and the satisfaction of any other applicable conditions set forth in this Agreement, including, if a condition, the receipt by the Company of payment for the issuance of the applicable Units, such Person shall be admitted as a Member and deemed listed as such on the books and records of the Company and thereupon shall be issued his, her or its Units. The Board shall also adjust the Capital Accounts of the Members as necessary in accordance with Section 5.2.

4.2 Representations and Warranties of Members. By execution and delivery of this Agreement or an Adherence Agreement, as applicable, each of the Members, as of the date such Member acquired Units, represents and warrants to the Company and acknowledges that:

(a) Such Member understands that the Units have not been registered under the Securities Act or the securities laws of any other jurisdiction, are issued in reliance upon federal and state exemptions for transactions not involving a public offering and cannot be disposed of unless (i) they are subsequently registered or exempted from registration under the Securities Act and (ii) the provisions of this Agreement have been complied with;

(b) If such Member did not receive its Units pursuant to an equity incentive plan (including the Incentive Plan), such Member is an “accredited investor” within the meaning of Rule 501 promulgated under the Securities Act, and agrees that it shall not take any action that could have an adverse effect on the availability of the exemption from registration provided by Rule 506 promulgated under the Securities Act with respect to the offer and sale of the Units;

(c) Such Member's Units are being acquired for its own account solely for investment and not with a view to resale or distribution thereof;

(d) Such Member has had the opportunity to conduct its own independent review and analysis of the business, operations, assets, liabilities, results of operations, financial condition and prospects of the Company and the Company Subsidiaries and such Member acknowledges that it has been provided adequate access to the personnel, properties, premises and records of the Company and the Company Subsidiaries for such purpose;

(e) The determination of such Member to acquire Units has been made by such Member independent of any other Member and independent of any statements or opinions as to the advisability of such purchase or as to the business, operations, assets, liabilities, results of operations, financial condition and prospects of the Company and the Company Subsidiaries that may have been made or given by any other Member or by any agent or employee of any other Member;

(f) Such Member has such knowledge and experience in financial and business matters and is capable of evaluating the merits and risks of an investment in the Company and making an informed decision with respect thereto;

(g) Such Member is able to bear the economic and financial risk of an investment in the Company for an indefinite period of time;

(h) The execution, delivery and performance of this Agreement have been duly authorized by such Member and do not require such Member to obtain any consent or approval that has not been obtained and do not contravene or result in a default in any material respect under any provision of any law or regulation applicable to such Member or other governing documents or any agreement or instrument to which such Member is a party or by which such Member is bound;

(i) This Agreement is valid, binding and enforceable against such Member in accordance with its terms, except as may be limited by bankruptcy, insolvency, reorganization, moratorium, and other similar laws of general applicability relating to or affecting creditors' rights or general equity principles (regardless of whether considered at law or in equity); and

(j) Neither the issuance of any Units to such Member nor any provision contained herein shall entitle such Member to remain in the employment of the Company or any Company Subsidiary or affect the right of the Company or any Company Subsidiary to terminate such Member's employment at any time for any reason, other than as otherwise provided in such Member's employment agreement or other similar agreement with the Company or Company Subsidiary, if applicable.

4.3 No Personal Liability. Except as otherwise provided in the Delaware Act, by Applicable Law, no Member shall be obligated personally for any debt, obligation or liability of the

Company or of any Company Subsidiaries or other Members, whether arising in contract, tort or otherwise, solely by reason of being a Member. No Member or its Affiliates shall have any responsibility to restore any negative balance in its Capital Account or to contribute to or in respect of the liabilities or obligations of the Company or of any Company Subsidiary or return Distributions made by the Company not in error.

4.4 No Withdrawal. A Member shall not cease to be a Member as a result of the Bankruptcy of such Member or as a result of any other events specified in § 18-304 of the Delaware Act, provided that the Class B Units may be redeemable or forfeitable pursuant to the terms of the Incentive Plan. So long as a Member continues to hold any Units, such Member shall not have the ability to withdraw or resign as a Member prior to the dissolution and winding up of the Company and any such withdrawal or resignation or attempted withdrawal or resignation by a Member prior to the dissolution or winding up of the Company shall be null and void. As soon as any Person who is a Member ceases to hold any Units, such Person shall no longer be a Member.

4.5 Death. The death of any Member shall not cause the dissolution of the Company. In such event the Company and its business shall be continued by the remaining Member or Members and the Units owned by the deceased Member shall automatically be Transferred to such Member's heirs; provided, that within a reasonable time after such Transfer, the applicable heirs shall sign a written undertaking substantially in the form of the Adherence Agreement.

4.6 No Voting Rights or Power to Bind the Company. Except as required by Applicable Law or the provisions of Section 15.9, (a) Members shall not have voting or management rights and the management of the Company shall be vested in the Board and the Officers of the Company, (b) Members shall not have regular meetings, and (c) no Member shall have the power to act for or on behalf of, or to bind, the Company. If Applicable Law requires that the Members vote on a particular matter, (i) the Members shall vote together as a single class (other than the Class B Members, which shall nevertheless not vote unless Applicable Law requires that they also vote) and (ii) neither the Class A Members (including the holders of Class A-1 Units and the holders of Class A-2 Units), nor the Class B Members shall be entitled to vote as a separate class on a particular matter, unless specifically provided for herein and voting on such matter would not cause Class A Units or Class B Units, respectively, to be considered a "separate voting class" for purposes of the BHCA and the Home Owners' Loan Act of 1933, as amended.

4.7 Meetings.

(a) Meetings of Members may be called by (i) by a simple majority of the then-serving Directors or (ii) by the Class A Members holding, in the aggregate, at least ten percent (10%) of the aggregate then-outstanding Class A Units.

(b) Written notice stating the place, day and hour of the meeting and describing the purpose for which the meeting is called shall be delivered to each Member entitled to such notice not fewer than fifteen (15) Business Days nor more than sixty (60) calendar days before the date of the meeting. The notice of any meeting of Members shall include an agenda specifying in reasonable detail the matters to be discussed at such meeting. Except as required by Applicable

Law, Class B Members, in their capacity as such, shall not be entitled to notice of, and shall not have a right to attend, any meetings of Members.

(c) Any Member that is entitled to notice of a meeting may waive such notice in writing, whether before or after the time of such meeting. Attendance by a Member at a meeting of Members shall constitute a waiver of notice of such meeting by such Member, except when such Member attends such meeting for the express purpose of objecting, at the beginning of such meeting, to the transaction of any business at such meeting because such meeting is called or convened in violation of this Agreement or any Applicable Law.

(d) Members may participate in and hold a meeting by means of telephone conference or similar communications equipment by means of which all persons participating in the meeting can hear and communicate with each other. Participation in a meeting by such means shall constitute presence in person at the meeting, except where a Member participates in the meeting for the express purpose of objecting to the transaction of any business on the ground that such meeting was called or convened in violation of this Agreement or any Applicable Law.

(e) If any action is required by Applicable Law to be taken by the Members, such action to be taken at any meeting of Members may be taken without a meeting if the action is taken in writing (which may be via email communication) by consent of such number of Members as would otherwise be required to approve such action, and the writing or writings are filed with the minutes of the meeting of Members (or, where required by Applicable Law, a class thereof, as applicable). For purposes of the foregoing, an action shall be deemed to have been taken in writing via email communication if (i) an email communication is sent by the CEO to all Members entitled to vote on the matter at issue clearly specifying the action to be taken and clearly stating that an email response to such email shall be deemed to be an email communication for purposes of this Section 4.7(e), (ii) the number of Members required to approve the matter at issue respond to the CEO's email with an unambiguous approval of such matter, and (iii) the CEO's email and all such responses are filed with the minutes of the meetings of Members.

(f) The presence in person or by proxy of Members holding at least fifty percent (50%) of the then-outstanding Class A Units (considered in the aggregate) shall constitute a quorum for the transaction of business for such matter. Any meeting regarding such a matter may be adjourned from time to time by the holders of a majority of the votes properly cast upon such matter, whether or not a quorum is present, and the meeting may be adjourned without further notice. Upon resumption of such adjourned meeting at which a quorum is present, any business may be transacted which might have been transacted at the original meeting.

(g) No Member shall enter into any voting trust or other similar legally binding agreements or arrangements of any kind with any Person with respect to voting of any Units or other voting securities of the Company or any Company Subsidiaries.

(h) If any Member purports to vote, or to grant any proxy or enter into any agreement, plan or other arrangement relating to the voting of, Units that would violate the provisions of this Agreement, then the Company shall not honor such vote, proxy, agreement, plan or other arrangement to the extent that such provisions would be violated, and any Units subject to that arrangement shall not be entitled to be voted to the extent of such violation.

4.8 No Interest in Company Property. No real or personal property of the Company shall be deemed to be owned by any Member individually, but shall be owned by, and title shall be vested solely in, the Company. Without limiting the foregoing, each Member hereby irrevocably waives during the term of the Company any right that such Member may have to maintain any action for partition with respect to the property of the Company.

ARTICLE V
CAPITAL CONTRIBUTIONS; CAPITAL ACCOUNTS

5.1 Capital Contributions and Unit Issuances of the Class A Members.

(a) The Capital Contributions and the date such Capital Contributions were made to the Company by each Class A Member in connection with such Class A Member's purchase of Units, are set forth opposite such Class A Member's respective name on the Members Schedule, as amended from time to time in accordance with this Agreement.

(b) No Member shall be required to make any additional Capital Contributions to the Company. Any future Capital Contributions made by any Member may only be made with the consent of the Board by Supermajority Board Vote and in accordance with the terms of this Agreement.

(c) No Member shall be required to lend any funds to the Company and no Member shall have any personal liability for the payment or repayment of any Capital Contribution by or to any other Member.

5.2 Maintenance of Capital Accounts. The Company shall establish and maintain for each Member a separate capital account (a "Capital Account") on its books and records in accordance with this Section 5.2. Each Capital Account shall be established and maintained in accordance with the following provisions:

(a) Each Member's Capital Account shall be increased by the amount of:

(i) such Member's Capital Contributions;

(ii) any Net Income or other item of income or gain allocated to such Member pursuant to Article VI; and

(iii) any liabilities of the Company that are assumed by such Member or secured by any property Distributed to such Member.

(b) Each Member's Capital Account shall be decreased by:

(i) the cash amount or Book Value of any property Distributed to such Member pursuant to Article VII and Section 13.3(c);

(ii) the amount of any Net Loss or other item of loss or deduction allocated to such Member pursuant to Article VI; and

(iii) the amount of any liabilities of such Member assumed by the Company or which are secured by any property contributed by such Member to the Company.

5.3 Succession Upon Transfer. In the event that any Units are Transferred in accordance with the terms of this Agreement, the Transferee shall succeed to the Capital Account of the Transferor to the extent it relates to the Transferred Units and, subject to Section 6.4, shall receive allocations and Distributions pursuant to Article VI, Article VII and Article XIII in respect of such Units.

5.4 Negative Capital Accounts. In the event that any Member shall have a deficit balance in his, her or its Capital Account, such Member shall have no obligation, during the term of the Company or upon dissolution or liquidation thereof, to restore such negative balance or make any Capital Contributions to the Company by reason thereof, except as may be required by Applicable Law or in respect of any negative balance resulting from a withdrawal of capital or dissolution in contravention of this Agreement.

5.5 No Withdrawal. No Member shall be entitled to withdraw any part of his, her or its Capital Account or to receive any Distribution from the Company, except as provided in this Agreement. No Member shall receive any interest, salary or drawing with respect to its Capital Contributions or its Capital Account, except as otherwise provided in this Agreement. The Capital Accounts are maintained for the sole purpose of allocating items of income, gain, loss and deduction among the Members and shall have no effect on the amount of any Distributions to any Members, in liquidation or otherwise.

5.6 Treatment of Loans From Members. Loans by any Member to the Company shall not be considered Capital Contributions and shall not affect the maintenance of such Member's Capital Account.

5.7 Modifications. The foregoing provisions and the other provisions of this Agreement relating to the maintenance of Capital Accounts are intended to comply with Section 1.704-1(b) of the Treasury Regulations and shall be interpreted and applied in a manner consistent with such Treasury Regulations. If the Board determines that it is prudent to modify the manner in which the Capital Accounts, or any increases or decreases to the Capital Accounts, are computed in order to comply with such Treasury Regulations, the Board may authorize such modifications.

ARTICLE VI
ALLOCATIONS

6.1 Allocation of Net Income and Net Loss. For each Fiscal Year (or portion thereof), except as otherwise provided in this Agreement, Net Income or Net Loss (and, to the extent necessary, individual items of income, gain, loss or deduction) of the Company shall be allocated among the Members in a manner such that, after giving effect to the special allocations set forth in Section 6.2 and Section 6.5, the Capital Account balance of each Member, immediately after making such allocations, is, as nearly as possible, equal to (a) the Distributions that would be made to such Member pursuant to Section 13.3(c) if the Company were dissolved, its affairs wound up and its assets sold for cash equal to their Book Value, all Company liabilities were satisfied (limited with respect to each Nonrecourse Liability to the Book Value of the assets securing such liability), and the net assets of the Company were Distributed, in accordance with Section 13.3(c), to the Members immediately after making such allocations, minus (b) such Member's share of Company Minimum Gain and Member Nonrecourse Debt Minimum Gain, computed immediately prior to the hypothetical sale of assets.

6.2 Regulatory and Special Allocations. Notwithstanding the provisions of Section 6.1:

(a) If there is a net decrease in Company Minimum Gain (determined according to Treasury Regulations Section 1.704-2(d)(1)) during any Fiscal Year, each Member shall be specially allocated income and gain for such Fiscal Year (and, if necessary, subsequent Fiscal Years) in an amount equal to such Member's share of the net decrease in Company Minimum Gain, determined in accordance with Treasury Regulations Section 1.704-2(g). The items to be so allocated shall be determined in accordance with Treasury Regulations Sections 1.704-2(f)(6) and 1.704-2(j)(2). This Section 6.2(a) is intended to comply with the "minimum gain chargeback" requirement in Treasury Regulation Section 1.704-2(f) and shall be interpreted consistently therewith.

(b) Member Nonrecourse Deductions shall be allocated in the manner required by Treasury Regulations Section 1.704-2(i). Except as otherwise provided in Treasury Regulations Section 1.704-2(i)(4), if there is a net decrease in Member Nonrecourse Debt Minimum Gain during any Fiscal Year, each Member that has a share of such Member Nonrecourse Debt Minimum Gain shall be specially allocated income and gain for such Fiscal Year (and, if necessary, subsequent Fiscal Years) in an amount equal to that Member's share of the net decrease in Member Nonrecourse Debt Minimum Gain. Items to be allocated pursuant to this paragraph shall be determined in accordance with Treasury Regulations Sections 1.704-2(i)(4) and 1.704-2(j)(2). This Section 6.2(b) is intended to comply with the "minimum gain chargeback" requirements in Treasury Regulations Section 1.704-2(i)(4) and shall be interpreted consistently therewith.

(c) In the event any Member unexpectedly receives any adjustments, allocations or Distributions described in Treasury Regulations Section 1.704-1(b)(2)(ii)(d)(4), (5) or (6), income and gain shall be specially allocated to such Member in an amount and manner sufficient to eliminate the Adjusted Capital Account Deficit created by such adjustments, allocations or Distributions as quickly as possible. This Section 6.2(c) is intended to comply with the qualified income offset requirement in Treasury Regulations Section 1.704-1(b)(2)(ii)(d) and shall be interpreted consistently therewith.

(d) The allocations set forth in paragraphs (a), (b) and (c) above (the "Regulatory Allocations") are intended to comply with certain requirements of the Treasury Regulations under Code Section 704. Notwithstanding any other provisions of this Article VI (other than the Regulatory Allocations), the Regulatory Allocations shall be taken into account in allocating Net Income and Net Losses among Members so that, to the extent possible, the net amount of such allocations of Net Income and Net Losses and other items and the Regulatory Allocations to each Member shall be equal to the net amount that would have been allocated to such Member if the Regulatory Allocations had not occurred.

(e) The Company and the Members acknowledge that allocations like those described in Proposed Treasury Regulation Section 1.704-1(b)(4)(xii)(c) ("Forfeiture Allocations") result from the allocations of Net Income and Net Loss provided for in this Agreement. For the avoidance of doubt, the Company is entitled to make Forfeiture Allocations and, once required by applicable final or temporary guidance, allocations of Net Income and Net Loss shall be made in accordance with Proposed Treasury Regulation Section 1.704-1(b)(4)(xii)(c) or any successor provision or guidance.

6.3 Tax Allocations.

(a) Subject to Section 6.3(b) through Section 6.3(e), all income, gains, losses and deductions of the Company shall be allocated, for federal, state and local income tax purposes, among the Members in accordance with the allocation of such income, gains, losses and deductions among the Members for computing their Capital Accounts, except that if any such allocation for tax purposes is not permitted by the Code or other Applicable Law, the Company's subsequent income, gains, losses and deductions shall be allocated among the Members for tax purposes, to the extent permitted by the Code and other Applicable Law, so as to reflect as nearly as possible the allocation set forth herein in computing their Capital Accounts.

(b) Items of Company taxable income, gain, loss and deduction with respect to any property contributed to the capital of the Company shall be allocated among the Members in accordance with Code Section 704(c) and the traditional method of Treasury Regulations Section 1.704-3(b), so as to take account of any variation between the adjusted basis of such property to the Company for federal income tax purposes and its Book Value.

(c) If the Book Value of any Company asset is adjusted pursuant to Treasury Regulation Section 1.704-1(b)(2)(iv)(f) as provided in clause (c) of the definition of Book Value, subsequent allocations of items of taxable income, gain, loss and deduction with respect to such asset shall take account of any variation between the adjusted basis of such asset for federal income tax purposes and its Book Value in the same manner as under Code Section 704(c).

(d) Allocations of tax credit, tax credit recapture and any items related thereto shall be allocated to the Members according to their interests in such items as determined by the Board taking into account the principles of Treasury Regulations Section 1.704-1(b)(4)(ii).

(e) Allocations pursuant to this Section 6.3 are solely for purposes of federal, state and local taxes and shall not affect, or in any way be taken into account in computing, any Member's Capital Account or share of Net Income, Net Losses, Distributions or other items pursuant to any provisions of this Agreement.

6.4 Allocations in Respect of Transferred Units. In the event of a Transfer of Units during any Fiscal Year made in compliance with the provisions of Article X, Net Income, Net Losses and other items of income, gain, loss and deduction of the Company attributable to such Units for such Fiscal Year shall be determined using the interim closing of the books method.

6.5 Curative Allocations. In the event that the Board determines, after consultation with counsel experienced in income tax matters, that the allocation of any item of Company income, gain, loss or deduction is not specified in this Article VI (an "Unallocated Item"), or that the allocation of any item of Company income, gain, loss or deduction hereunder is clearly inconsistent with the Members' economic interests in the Company (determined by reference to the general principles of Treasury Regulations Section 1.704-1(b) and the factors set forth in Treasury Regulations Section 1.704-1(b)(3)(ii)) (a "Misallocated Item"), then the Board may allocate such Unallocated Items, or reallocate such Misallocated Items, to reflect such economic interests; provided, that no such allocation shall be made without the prior consent of each Member that would be adversely and disproportionately affected thereby; and provided, further, that no such allocation shall have any material effect on the amounts distributable to any Member, including the amounts to be distributed upon the complete liquidation of the Company.

ARTICLE VII
DISTRIBUTIONS

7.1 Tax Advances. At least fifteen (15) calendar days prior to the end of each fiscal quarter, the Company shall make advances ("Tax Advances") to the Members so that each Member shall have received Tax Advances equal to such Member's Tax Amount for such fiscal quarter (or, in the event that Net Available Cash is less than the total required Tax Advances for such fiscal quarter, the Company shall distribute the Net Available Cash pro rata among the Members in proportion to such required Tax Advances for such fiscal quarter). If after the end of any Fiscal Year it is determined that a Member's Tax Amount for the Fiscal Year exceeds the sum of the cumulative Tax Advances made to the Member hereunder and the Distributions made to such Member under Section 7.2, if any, for such Fiscal Year (any such excess, a "Shortfall Amount"), then the Company shall, on or before March 15 of the following Fiscal Year, make an additional Tax Advance to the Members of their respective Shortfall Amounts. If the aggregate Tax Advances to any Member pursuant to this Section 7.1 for a Fiscal Year exceed the Member's Tax Amount for such Fiscal Year, such excess shall be deducted when calculating the Tax Advances to be made to such Member for each subsequent Fiscal Year until the excess has been fully accounted for. All Tax Advances to a Member shall be treated as advances against any subsequent Distributions to be made to such Member under Sections 7.2 or 13.3(c) and shall be repaid by reducing the amount of the next succeeding Distribution to such Member under Sections 7.2 or 13.3(c). If any Distributions to a Member provided for in Sections 7.1, 7.2 or 13.3(c) are reduced pursuant to the preceding sentences of this Section 7.1, for all other purposes of this Agreement, such Member shall be treated as having received all Distributions without taking into account such reduction, and the Member shall be treated as having repaid to the Company the Tax Advance.

7.2 General.

(a) Subject to Sections 7.1, 7.3, 8.6(d) and 13.3, the Board shall have sole discretion regarding the amounts and timing of Distributions to Members, including to decide to forego payment of Distributions in order to provide for the retention and establishment of reserves of, or payment to third parties of, such funds as it deems necessary with respect to the reasonable business needs of the Company (which needs may include the payment or the making of provision for the payment when due of the Company's obligations, including, but not limited to, present and anticipated debts and obligations, capital needs and expenses, the payment of any management or administrative fees and expenses, and reasonable reserves for contingencies).

(b) Notwithstanding any provision to the contrary contained in this Agreement, the Company shall not make any Distribution to Members if such Distribution would violate § 18-607 of the Delaware Act or other Applicable Law.

7.3 Priority of Distributions. Subject to the priority of Distributions pursuant to Section 13.3(c), if applicable, all Distributions determined to be made by the Board pursuant to this Section 7.3 shall be made to the Members as follows:

(a) First, with respect to each outstanding Class A Unit an amount equal to the unreturned Capital Contributions with respect to such Class A Unit; provided that the amount of the unreturned Capital Contributions with respect to each outstanding Class A Unit, shall be reduced by the amount of any Distributions made with respect to such Class A Unit; provided further that such amounts will be distributed to the Members *pro rata* in accordance with their unreturned Capital Contributions;

(b) Thereafter, with respect to each outstanding Class A Unit and vested Class B Unit, an amount equal to the remaining Distribution Amount divided by aggregate number of all Class A Units and vested Class B Units outstanding at the time of the Distribution which are entitled to participate in the Distribution (taking into account the computational rules of Section 13.3(d)).

(c) Notwithstanding Section 7.3(b), to the extent that any portion of the Distribution Amount represents an amount earned before the grant of any vested Class B Unit (including amounts representing directly or indirectly the proceeds of the sale of any of the Company's assets at the time of such grant to the extent allocable to the value of such asset at the time of such grant), that portion of the Distribution Amount shall be distributed to the holder of such vested Class B Unit only to the extent such portion exceeds the Participation Threshold with respect to such vested Class B Unit. Distributions limited by the foregoing sentence shall reduce the applicable vested Class B Unit's Participation Threshold and shall, in lieu of distribution to the holder of such vested Class B Unit, be distributed *pro rata* to the Class A Units and the vested Class B Units not subject to such a limitation.

7.4 Tax Withholding; Withholding Advances; Tax Election.

(a) Tax Withholding. If requested by the Board, each Member shall, if able to do so, deliver to the Board such information, documentation or certification as may be reasonably requested by the Board in connection with any tax return or information filing requirements or to obtain a reduced rate of, or exemption from, any applicable tax, whether pursuant to the laws of such jurisdiction or an applicable tax treaty.

(b) Withholding Advances. The Company is hereby authorized at all times to make payments ("Withholding Advances") with respect to each Member in amounts required to discharge any obligation of the Company (as determined by the Board based on the advice of legal or tax counsel to the Company) to withhold or make payments to any federal, state, local or foreign taxing authority (a "Taxing Authority") with respect to any Distribution or allocation by the Company of income or gain to such Member (including payments made pursuant to Code Section 6225 as amended by the BBA and apportioned to a Member as determined by the Board in its reasonable discretion by Supermajority Board Vote based on the advice of legal or tax counsel to the Company) and to withhold the same from Distributions to such Member. Any funds withheld from a Distribution by reason of this Section 7.4(b) shall nonetheless be deemed Distributed to the Member in question for all purposes under this Agreement and, at the option of the Board, shall be charged against the Member's Capital Account. The Board shall promptly notify a Member of any proposed Withholding Advances.

(c) Repayment of Withholding Advances. Any Withholding Advance made by the Company to a Taxing Authority on behalf of a Member and not simultaneously withheld from a Distribution to that Member shall, with interest thereon accruing from the later of (1) the date of payment or (2) the date that the Company notified such Member of such Withholding Advance at a rate equal to the prime rate published in *The Wall Street Journal* on the date of payment plus two percent (2.0%) per annum:

(i) be promptly repaid to the Company by the Member on whose behalf the Withholding Advance was made (which repayment by the Member shall not constitute a Capital Contribution, but shall credit the Member's Capital Account if the Board shall have initially charged the amount of the Withholding Advance to the Capital Account); or

(ii) with the consent of the Board, be repaid by reducing the amount of the next succeeding Distribution or Distributions to be made to such Member (which reduction amount shall be deemed to have been Distributed to the Member, but which shall not further reduce the Member's Capital Account if the Board shall have initially charged the amount of the Withholding Advance to the Capital Account).

Interest shall cease to accrue from the time the Member on whose behalf the Withholding Advance was made repays such Withholding Advance (and all accrued interest) by either method of repayment described above.

(d) Indemnification. Each Member hereby agrees to indemnify and hold harmless the Company and the other Members from and against (i) any liability with respect to taxes, interest or penalties which may be asserted by reason of the Company's failure to deduct and withhold tax on amounts distributable or allocable to such Member (excluding any liability attributable to fraud, willful misconduct, gross negligence or material breach of this Agreement by the Company and/or another Member, as and where applicable) and (ii) such Member's (or former Member's) share of any imputed underpayment within the meaning of Code Section 6225, in each case as determined reasonably and in good faith by the Board based on the advice of legal or tax counsel to the Company. The provisions of this Section 7.4(d) and the obligations of a Member pursuant to Section 7.4(c) shall survive the termination, dissolution, liquidation and winding up of the Company and the withdrawal of such Member from the Company or Transfer of its Units. The Company may pursue and enforce all rights and remedies it may have against each Member under this Section 7.4, including bringing a lawsuit to collect repayment with interest of any Withholding Advances.

(e) Overwithholding. Neither the Company nor the Board shall be liable for any excess taxes withheld in respect of any Distribution or allocation of income or gain to a Member. In the event of any such overwithholding, a Member's sole recourse shall be to apply for a refund from the appropriate Taxing Authority.

(f) Tax Election. The Company shall make an election under Section 754 of the Code (to the extent permissible under the Code) upon its filing of its 2020 U.S. federal income tax return.

7.5 Distributions in Kind. Except as required by Applicable Law, the Company is not authorized to make Distributions to the Members in the form of securities or other property held by the Company.

ARTICLE VIII
MANAGEMENT

8.1 The Board. The Company shall have a board of directors of the Company (the "Board") that shall be comprised of natural Persons (each such Person, a "Director") who shall be nominated and deemed elected to the Board in accordance with the provisions of Section 8.3.

8.2 Authority of Board. The business and affairs of the Company shall be managed, operated and controlled by or under the direction of the Board, and the Board shall have, and is hereby granted, the full and complete power, authority and discretion for, on behalf of and in the name of the Company, to take such actions as it may in its sole discretion deem necessary or advisable to carry out any and all of the objectives and purposes of the Company, subject only to the terms of this Agreement.

8.3 Board Composition; Vacancies.

(a) Subject to Section 8.11 and Section 8.17, the size of the Board shall be set at twelve (12) Directors unless otherwise determined by the Board by Supermajority Board Vote, but in no event shall the Board be less than five (5) Directors. If the number of Directors is reduced to five (5) the Members will work in good faith to identify and elect an additional director(s).

(b) The Company and the Members shall take such actions as may be required to ensure that the number of Directors constituting the Board is at all times such number as determined by the Board by Supermajority Board Vote. Each Class A Member other than each Excluded Class A Member which, at the time of its initial investment in the Company, purchases at least five million (5,000,000) Class A Units shall have the right to nominate one (1) individual as a Director (the Class A Members which have the rights to nominate Directors hereunder collectively referred to herein as a "Nominating Class A Members" and individually as a "Nominating Class A Member"). All of the individuals so nominated shall be deemed elected to the Board upon such nomination. The right of a Nominating Class A Member to nominate a Director may be eliminated or waived, as applicable, as set forth in Section 8.10 and Section 8.11.

(c) The individual serving as the chief executive officer of the Company (the "CEO") as of the Effective Date shall be deemed to be elected to the Board as a Director as of the Effective Date. Thereafter, each individual serving as the CEO shall be deemed elected to the Board as a Director at the time of his or her appointment as the CEO by the Board.

(d) In the event that a vacancy is created on the Board at any time due to the death, disability, retirement, resignation or removal of a Director, then the Nominating Class A Member that nominated such Director shall have the right to nominate an individual to fill such vacancy and the applicable individual shall be deemed elected to the Board upon such nomination.

(e) The Board shall maintain a schedule of all Directors, Alternate Directors and Board Observers (the "Directors and Observers Schedule"), and shall update the Directors and Observers Schedule upon the removal or replacement of any Director, Alternate Director or Board Observer in accordance with this Section 8.3, Section 8.4, Section 8.12, Section 8.13, or Section 8.17, as applicable. A copy of the Directors and Observers Schedule as of the execution of this Agreement is attached hereto as Exhibit B. Each Member that nominates a Director or Alternate Director, or designates a Board Observer, shall, concurrently with such nomination, provide the Company with the contact information for such person or persons.

8.4 Removal; Resignation.

(a) A Director or Board Observer may be removed from his or her position as such, or replaced at any time, with or without cause, upon, and only upon, the written request of the Nominating Class A Member that nominated such Director or the Class A Member that appointed such Board Observer, as applicable; provided, that notwithstanding the foregoing, a Director or Board Observer may be subject to a statutory disqualification (within the meaning of Section 3(a)(39) of the Exchange Act). A Director or Board Observer who becomes subject to a statutory disqualification shall automatically and immediately be removed from the Board.

(b) A Nominating Class A Member may irrevocably waive its right in Section 8.4(a) to remove or replace a Director nominated by such Nominating Class A Member. If a Nominating Class A Member makes such an election and a Director nominated by such Nominating Class A Member dies, resigns in accordance with Section 8.4(c) or is removed as a result of a statutory disqualification in accordance with Section 8.4(a), the Nominating Class A Member that nominated such Director may nominate a new Director in accordance with Section 8.3.

(c) A Director or Board Observer may resign at any time from his or her position as such by delivering his or her written resignation to the Board. Any such resignation shall be effective upon receipt thereof unless it is specified to be effective at some other time or upon the occurrence of some other event. The Board's acceptance of a resignation shall not be necessary to make it effective.

(d) If a Director dies, resigns or is removed from the Board, such Director's Alternate Director shall serve as a Director until the Nominating Class A Member that nominated such Director nominates a new Director.

(e) If the CEO resigns or is removed from his or her position as such, the applicable individual shall automatically and immediately be removed from his or her position as a Director.

8.5 Meetings.

(a) Generally. The Chairman of the Board shall be responsible for setting the time and place at which regularly scheduled meetings of the Board shall take place; provided that meetings of the Board shall take place at least quarterly. Meetings of the Board may be held either in person or by means of telephone or video conference or other communications device that permits all participants to hear each other, at the offices of the Company or such other place (either within or outside the State of Delaware) as may be determined from time to time by the Board. Written notice of each meeting of the Board shall be given to each Director, each Alternate Director and each Board Observer at least five (5) Business Days prior to each such meeting; provided that if the sole purpose of a meeting of the Board is to address matters pertaining to the employment of the CEO, the CEO, in his or her capacity as a Director, shall not be provided notice of such meeting.

(b) Special Meetings. Special meetings of the Board shall be held on the call of any Director upon at least ten (10) days' written notice (unless a shorter notice period is required in an event of an emergency as determined in good faith by the Chairman of the Board) to the Directors, or upon such shorter notice as may be approved by all the Directors. Any Director may waive such notice as to himself or herself.

(c) Attendance and Waiver of Notice. Attendance of a Director or, when serving as a Director, an Alternate Director, at any meeting shall constitute a waiver of notice of such meeting, except where a Director or an Alternate Director, as applicable, attends a meeting for the express purpose of objecting to the transaction of any business on the ground that the meeting is not lawfully called or convened. Neither the business to be transacted at, nor the purpose of, any regular or special meeting of the Board need be specified in the notice or waiver of notice of such meeting.

8.6 Quorum; Manner of Acting.

(a) Quorum.

(i) A quorum for the transaction of business of the Board shall constitute a number of Directors which both (A) represents the majority of the votes of the Directors serving on the Board, and (B) includes (x) at least one (1) Market Maker Director (or his or her Alternate Director), (y) at least one (1) Retail Broker Director (or his or her Alternate Director), and (z) at least one (1) Bank Director (or his or her Alternate Director), provided, however, in each case, that if no such Director is then serving on the Board, such Director shall not be required for purposes of establishing a quorum; and provided, further, that if the sole purpose of a meeting of the Board is to address matters pertaining to the employment of the CEO, the CEO, in his or her capacity as a Director, shall not be counted for the purpose of establishing whether a quorum is present for the purposes of such meeting. At all times when the Board is conducting business at a meeting of the Board, a quorum of the Board must be present at such meeting. If a quorum shall not be present at any meeting of the Board, then the Directors present at the meeting may adjourn the meeting from time to time, without notice other than announcement at the meeting, until a quorum shall be present. If a quorum shall not be present at any meeting of the Board, the Directors (and, where applicable, Alternate Directors) present at such meeting may adjourn the meeting; provided, that such adjourned meeting shall be rescheduled with at least three (3) Business Days' prior written notice of such rescheduled meeting.

(ii) If a Director and his or her Alternate Director (where applicable) fail to attend two (2) consecutively scheduled meetings (whether regular or special meetings) of the Board then until such Director or his or her Alternate Director attends a meeting of the Board:

(A) at all subsequent meetings of the Board a quorum shall not be found to be lacking for the sole reason that such Director and Alternate Director are not in attendance. In addition, if (I) such Director is a Market Maker Director, the presence of at least one (1) Market Maker Director shall not be required for a quorum to be present if such Director is then the sole Market Maker Director serving on the Board, (II) such Director is a Retail Broker Director the presence of at least one (1) Retail Broker Director shall not be required for a quorum to be present if such Director is then the sole Retail Broker Director serving on the Board, and (III) such Director is a Bank Director the presence of at least one (1) Bank Director shall not be required for a quorum to be present if such Director is then the sole Bank Director serving on the Board.

(B) during any such meeting at which such Director and Alternate Director are not in attendance any approval thresholds shall be calculated as if the

Class A Member which nominated such Director was not then entitled to nominate a Director.

(b) Participation. Any Director may participate in a meeting of the Board by means of telephone or video conference or other communications device that permits all participants in the meeting to hear each other, and participation in a meeting by such means shall constitute presence in person at such meeting. A Director may vote or be present at a meeting either in person or by proxy, and such proxy may be granted in writing, by means of Electronic Transmission or as otherwise permitted by Applicable Law.

(c) Director Votes. Each Director shall have one (1) vote on all matters submitted to the Board.

(d) Supermajority Board Matters. Notwithstanding anything to the contrary contained in this Agreement, the Company shall not, and shall not permit any Company Subsidiary to, engage in or cause any of the transactions or take any of the Supermajority Board Matters, and the Board shall not permit or cause the Company or any Company Subsidiary to engage in, take or cause any such transaction or action except, in each case, with the prior approval of such transaction or action by Supermajority Board Vote; provided, that notwithstanding the foregoing, the Company shall not, and shall not permit any Company Subsidiary to, engage in or cause any of the transactions or take any of the Supermajority Board Matters, and the Board shall not permit or cause the Company or any Company Subsidiary to engage in, take or cause any such transaction or action, to the extent such transaction or action adversely and disproportionately affects any Member or group of Members relative to the other Members without the prior written consent of such disproportionately affected Member or Members (as applicable); provided, further that, notwithstanding the foregoing, with respect to MEMX LLC, such approval by Supermajority Board Vote shall not be required if MEMX LLC engaging in or causing any applicable transaction or taking any applicable action (which transaction or action is a Supermajority Board Matter and would otherwise require approval by Supermajority Board Vote) is required by MEMX LLC to fulfill its regulatory functions or responsibilities or to oversee the structure of the market that MEMX LLC regulates or not to violate or potentially violate any Applicable Law, in each case as determined by the Exchange Board upon receipt of an opinion of counsel (which may be in-house counsel and need not be in writing) to such effect.

(e) Other Board Matters. With respect to any matter, action or transaction before the Board, other than a matter, action, or transaction subject to Supermajority Board Vote as set forth herein, the act of a number of Directors representing the majority of the votes of the Directors shall be the act of the Board.

8.7 Action By Written Consent. Notwithstanding anything herein to the contrary, any action of the Board may be taken without a meeting if a written consent (including via email communication) of all of the Directors then constituting the Board approves such action. With respect to any Director, such written consent may be provided by such Director's Alternate Director. Such consent shall have the same force and effect as a vote at a meeting where a quorum was present and may be stated as such in any document or instrument filed with the Secretary of

State of Delaware. For purposes of the foregoing, an action shall be deemed to have been taken in writing via email communication if (i) an email communication is sent by the CEO or Chairman of the Board to all Directors entitled to vote on the matter at issue clearly specifying the action to be taken and clearly stating that an email response to such email shall be deemed to be an email communication for purposes of this Section 8.7, (ii) the number of Directors required to approve the matter at issue respond to the CEO's or the Chairman of the Board's email with an unambiguous approval of such matter, and (iii) the CEO's or Chairman of the Board's email and all such responses are filed with the minutes of the meetings of Directors.

8.8 Compensation; No Employment.

(a) Each Director and Alternate Director shall be reimbursed for his or her reasonable out-of-pocket expenses incurred in the performance of his or her duties as a Director or Alternate Director, as applicable, pursuant to such policies as from time to time established by the Board. Nothing contained in this Section 8.8 shall be construed to preclude any Director or Alternate Director from serving the Company in any other capacity and receiving reasonable compensation for such services.

(b) This Agreement does not, and is not intended to, confer upon any Director or Alternate Director any rights with respect to continued employment by the Company, and nothing herein should be construed to have created any employment agreement with any Director or Alternate Director.

8.9 Committees. The Board may, by Supermajority Board Vote, designate from among the Directors and Alternate Directors one or more committees, each of which shall be comprised of one or more Directors and Alternate Directors. Committees shall have the authority to make recommendations to the Board. Any committees which are so designated shall have an advisory role only and shall not have the authority to act for or on behalf of, or to bind, the Company or any Company Subsidiaries. No action taken by a committee shall be binding on the Company unless approved by the Board. The Board may dissolve any committee or remove any member of a committee at any time. Without limiting the generality of the foregoing, the Board shall establish a market structure committee. So long as BlackRock remains a Nominating Class A Member, (a) BlackRock shall have the right, but not the obligation, to designate one of its representatives to serve on such market structure committee at all times, and (b) if BlackRock so requests, a representative of BlackRock shall be the chairperson of such market structure committee.

8.10 Loss or Transfer of Right to Nominate a Director; Grant of Right to Nominate a Director.

(a) Subject to Section 8.10(b), if a Nominating Class A Member ceases to own at least 2,500,000 Class A Units (subject to adjustment in the event of any Unit split, Unit combination, reorganization, reclassification, recapitalization or the like), then:

(i) such Nominating Class A Member shall no longer have the right to nominate a Director;

(ii) the Director (and Alternate Director) nominated by such Nominating Class A Member shall automatically and immediately be removed from the Board; and

(iii) the number of Directors shall be reduced by one (1) (subject, where applicable, to Section 8.10(b)).

(b) If a Nominating Class A Member Transfers a number of Units equal to at least 2,500,000 Class A Units (subject to adjustment in the event of any Unit split, Unit combination, reorganization, reclassification, recapitalization or the like) to a third party, the Board may determine to grant such third party (a "Nominating Transferee") the right to nominate one (1) Director to the Board; provided, however, that such Nominating Transferee's nominee for Director shall not be appointed to serve on the Board unless such nominee's appointment is approved by the Board.

(c) Without limiting Section 8.10(b), the Board may, by Supermajority Board Vote, grant a Class A Member that is not a Nominating Class A Member the right to nominate a Director. Upon the grant of such right, such Class A Member shall be deemed a Nominating Class A Member for purposes of this Agreement.

8.11 Waiver of Right to Nominate Director.

(a) A Class A Member may, at its election, give a revocable or an irrevocable notice of waiver (the "Nomination Waiver") of its right to nominate a Director to the Board pursuant to this Article VIII by delivering written notice to the Company in the form attached as Exhibit I hereto.

(b) Upon receiving any Nomination Waiver, the Company shall promptly (but no later than five (5) Business Days following receipt of such notice) notify the other Members in writing upon any such election having been made by a Class A Member.

(c) In connection with such Nomination Waiver, such Class A Member shall cause a Director nominated by such Class A Member to resign from the Board.

(d) During the time in which a Class A Member's Nomination Waiver is in effect, no Person shall be entitled to fill the vacancy on the Board with respect to the nomination right previously held by such Class A Member.

(e) An electing Class A Member may, if it has given a revocable Nomination Waiver (but not an irrevocable Nomination Waiver), in its sole discretion at any time, reverse the waiver of its right to nominate a Director to the Board upon written notice to the Company.

8.12 Alternate Directors.

(a) Subject to the remainder of this Section 8.12, each Class A Member entitled to nominate one or more Directors shall be entitled to nominate an alternate for each such Director that such Class A Member is entitled to nominate (each such alternate, an "Alternate Director"), who shall be deemed elected as such and shall have the right to serve, act and vote as a Director in the absence of the principal Director from time to time. Such Alternate Director shall be permitted to attend all meetings of the Board even if the principal Director is present at such meetings. If a principal Director is present at a meeting, the Alternate Director for such Director shall attend as an observer, shall not be counted towards the quorum at such meeting, and shall not have the right to act or vote as a Director at such meeting. If a principal Director is not present at a meeting, the Alternate Director for such Director shall attend as a full Director and be entitled to vote and act as a Director at such meeting and shall be counted toward the quorum at such meeting. If a principal Director attends a meeting, is counted toward the quorum, and, thereafter (i) recuses himself or herself from a vote on any particular matter, the Alternate Director for such Director, if present at such meeting, shall be allowed to vote as a Director on such matter, or (ii) leaves such meeting, the Alternate Director for such Director, if present at such meeting, shall sit as a Director for the remainder of such meeting, subject, in each case, to the provisions of Section 8.16 which would prohibit such Alternate Director from voting on a particular matter.

(b) If a Class A Member ceases to have the right to nominate a Director as provided in this Agreement, any Alternate Director nominated by such Class A Member shall immediately cease to be an Alternate Director.

(c) The Company shall provide to each Alternate Director copies of all notices, board materials, reports, minutes and consents at the time and in the manner as they are provided to the Directors; provided that each Alternate Director shall be subject to the confidentiality obligations set forth in Section 11.1.

(d) The provisions of Section 8.4(c), Section 8.4(d) and Section 8.8 shall apply to Alternate Directors, *mutatis mutandis*, as if the references to Directors therein were references to Alternate Directors.

(e) The initial Alternate Directors for the initial principal Directors shall be as set forth on Exhibit B.

8.13 Board Observers.

(a) If a Class A Member no longer has the right to nominate a Director as a result of operation of Section 8.10, but continues to hold at least 1,250,000 Class A Units (subject to adjustment in the event of any Unit split, Unit combination, reorganization, reclassification, recapitalization or the like), such Class A Member shall have the right, but not the obligation, to appoint one (1) Board Observer. If such Class A Member has appointed such Board Observer and, thereafter, ceases to hold at least 1,250,000 Class A Units (subject to adjustment in the event of any Unit split, Unit combination, reorganization, reclassification, recapitalization or the like), such Class A Member shall no longer have the right to appoint a Board Observer and the Board Observer appointed by such Class A Member shall automatically and immediately be removed from his or her position as such. Notwithstanding anything contained herein to the contrary, as of the Effective Date each Excluded Class A Member shall have the right, but not the obligation, to appoint one (1) Board Observer for so long as such Excluded Class A Member holds at least 1,250,000 Class A

Units (subject to adjustment in the event of any Unit split, Unit combination, reorganization, reclassification, recapitalization or the like).

(b) If a Class A Member Transfers a number of Units equal to at least 1,250,000 Class A Units (subject to adjustment in the event of any Unit split, Unit combination, reorganization, reclassification, recapitalization or the like) to a third party, the Board may determine to grant such transferee the right to appoint one (1) Board Observer; provided, however, that such transferee's designee for Board Observer shall not be appointed as a Board Observer unless such designee's appointment is approved by the Board.

(c) Without limiting Section 8.13(a) and Section 8.13(b), the Board may, by Supermajority Board Vote, permit a Member to appoint an observer to the Board (a "Board Observer").

(d) The Board Observers shall have the right to participate in any discussions taking place at a meeting of the Board, but shall not have any rights to participate in the vote of the Board.

(e) The Company shall provide to each Board Observer copies of all notices, board materials, reports, minutes and consents at the time and in the manner as they are provided to the Directors; provided that each Board Observer shall be subject to the confidentiality obligations set forth in Section 11.1. Each Board Observer shall be entitled to be present in person as an observer at any meeting of the Board or, if a meeting is held by video or telephone conference, to participate therein for the purpose of listening thereto; provided that no Board Observer other than the CEO shall be under an obligation to the Company to attend or participate in any such meeting. Notwithstanding the foregoing, no Board Observer shall be entitled to receive any information or materials or be present at a meeting of the Board (or, if applicable, a portion of the meeting of the Board) where such information or materials are discussed if, in the reasonable judgment of the Board or its designee (i) the Board Observers having access to such information or materials would result in a waiver of any applicable legal privilege, or that (ii) disclosure of such information or materials to the Board Observers is not permitted under Applicable Law. Notwithstanding the foregoing, the Board may, at its discretion, exclude the CEO from discussions regarding executive compensation.

(f) The provisions of Section 8.4(c), Section 8.4(d) and Section 8.8 shall apply to Board Observers, *mutatis mutandis*, as if the references to Directors therein were references to Board Observers.

8.14 Officers.

(a) The Board may appoint individuals as officers of the Company (the "Officers") as it deems necessary or desirable to carry on the business of the Company and the Board may delegate to such Officers such power and authority as the Board deems advisable. No Officer need be a Member or Director. Any individual may hold two or more offices of the Company. Each Officer shall hold office until his successor is designated by the Board or until his earlier death, resignation or removal. Any Officer may resign at any time upon written notice to the Board. Any Officer may be removed by the Board with or without cause at any time. A vacancy in any office occurring because of death, resignation, removal or otherwise, may, but need not, be filled by the Board.

(b) The Board shall select the Chairman of the Board from time to time. The Chairman of the Board shall preside at all meetings of the Members and at all meetings of the Board, and shall perform such other duties as the Board may from time to time determine.

8.15 No Personal Liability. Except as otherwise provided in the Delaware Act, by Applicable Law or expressly in this Agreement, no Director or Alternate Director shall be obligated personally for any debt, obligation or liability of the Company or of any Company Subsidiaries, whether arising in contract, tort or otherwise, solely by reason of being a Director or Alternate Director.

8.16 Company Related Party Transactions. Notwithstanding anything in this Agreement to the contrary, (a) a Director or Alternate Director shall be entitled (subject to the following provisos) to participate in deliberations with respect to any Company Related Party Transaction in which such Director or Alternate Director, the Member that nominated such Director or Alternate Director, or any other Company Related Party with respect to such Member, has an interest; provided that such Director or Alternate Director has disclosed such interest to the Board; and provided, further that the Board (excluding such Director or Alternate Director consistent with clause (b) of this Section 8.16), may elect to exclude such Director or Alternate Director from all or any portion of such deliberations, but (b) no such Director or Alternate Director shall be entitled to vote on or approve any such Company Related Party Transaction, and all determinations of the requirements for quorum and voting pursuant to Section 8.6 shall be recalculated by disregarding (where applicable for the purposes of both the applicable numerator and the applicable denominator), for purposes of any matter, any such Director or Alternate Director who is not entitled to vote in respect of such matter pursuant to this Section 8.16. Without limiting the generality of clause (b) of this Section 8.16, if the Board has previously approved a contract, arrangement or transaction as a Company Related Party Transaction and, thereafter, the Company desires to exercise a right or take action with respect to such Company Related Party Transaction, a Director or an Alternate Director representing a Company Related Party that is party to such Company Related Party transaction shall not be entitled to vote on or approve the exercise of any such right or the taking of any such action. The Company may not enter into any Competitively Sensitive Agreement, unless the CEO notifies the Board in writing, which notice shall be delivered to the Board together with the Opinion, prior to entering into a Competitively Sensitive Agreement (and any amendment thereof) identifying the parties to such agreement and the general subject matter of such agreement.

8.17 Combination of Nominating Class A Members.

Notwithstanding any other provision of this Agreement:

(a) If a Nominating Class A Member merges, consolidates or otherwise combines with, obtains Control over, or becomes Affiliated with, another Nominating Class A Member (a "Combination"), the surviving Affiliated group shall (i) if both such Nominating Class A Members had nominated a Director that is serving on the Board at the time of the Combination, remove or cause the removal of one of such Directors effective upon the consummation of such Combination, and (ii) thereafter have the right to nominate only one Director and the number of Directors shall be reduced accordingly.

(b) If the surviving Affiliated group in a Combination is required to remove a Director pursuant to Section 8.17(a), but does not do so, effective upon the consummation of such Combination, the Directors, other than the Directors nominated by the Nominating Class A Members party to such Combination shall remove one (1) of the Directors nominated by the Nominating Class A Members party to such Combination.

(c) If a Board vacancy is created as a result of the operation of this Section 8.17, the number of Directors constituting the full Board shall automatically be reduced by one (1) Director.

8.18 Governance of Company Subsidiaries; Certain Agreements Related to the Exchange Board.

(a) Unless otherwise set forth in the limited liability company agreement of a Company Subsidiary or the remainder of this Section 8.18, each Company Subsidiary that is a limited liability company shall, to the extent permitted by Applicable Law, be managed by the Company as the sole member and managing member (or, if applicable, the sole voting member and managing member), subject to the provisions of this Agreement requiring approvals of certain matters by the Board. Notwithstanding the foregoing, the Company and the Members agree that:

(i) the Company shall take such actions as are necessary to amend and restate the then-existing limited liability company agreement of MEMX LLC as in effect at such time prior to the Registration Date (which shall be substantially in the form set forth in Exhibit E) (the "Restated MEMX LLC Agreement"), as is reasonably necessary in order to obtain a registration for MEMX LLC with the SEC as a national securities exchange. As so amended and restated, the Restated MEMX LLC Agreement shall reflect such changes as are requested by the SEC in order to obtain such registration, which changes the Company and the Members shall in good faith work to agree upon and reflect in the Restated MEMX LLC Agreement; and

(ii) upon the execution and delivery of the Restated MEMX LLC agreement, MEMX LLC shall be managed by the Exchange Board.

(b) Commencing on the Registration Date, notwithstanding Section 8.18(a) or any other provision of this Agreement to the contrary, for so long as the Company Controls MEMX LLC, the Company shall ensure that the Directors, the Alternate Directors, the Officers, the employees and the agents of the Company give due regard to the preservation of the independence of the self-regulatory function of MEMX LLC and to its obligations to investors and the general public and shall not take any actions which would interfere with the effectuation of any decisions by the Exchange Board relating to its regulatory functions (including disciplinary matters) or which would interfere with the ability of MEMX LLC to carry out its responsibilities under the Exchange Act. No present or past Member, employee, beneficiary, agent, customer, creditor, regulatory authority (or member thereof) or other Person shall have any rights against the Company or any Director, Officer, employee or agent of the Company under this Section 8.18(b). The Company shall take reasonable steps necessary to cause its Directors, Officers, employees and agents, prior to accepting a position as an Director, Officer, employee or agent, as applicable, of the Company to consent in writing to the applicability to them of this Section 8.18(b) and Sections 11.3(h), 12.2 and 15.12(b).

(c) Each Exchange Director Nominating Member shall have the right, but not the obligation, to nominate an Exchange Director in the manner set forth in this Section 8.18(c).

(i) There shall be two (2) Exchange Directors at any given time.

(ii) The Exchange Directors shall serve on the Exchange Board for one (1)-year terms; provided, however, that the initial term of the first two (2) Exchange Directors shall also include the period between the Registration Date and the date of the first annual meeting of the members of MEMX LLC at which meeting the Company elects the members of the Exchange Board for one (1)-year terms, as set forth in the Restated MEMX LLC Agreement (such period, the "Stub Period").

(iii) Subject to the other provisions of this Section 8.18, the Exchange Director Nominating Members shall have the right to nominate Exchange Directors in the order set forth in Exhibit J (such order, the "Exchange Director Nomination Rotation").

(iv) If at any time an Exchange Director Nominating Member reaches its turn in the Exchange Director Nomination Rotation but already has a director, an officer or an employee serving on the Exchange Board (in a capacity other than as the designee of such Exchange Director Nominating Member pursuant to the terms of this Section 8.18), such Exchange Director Nominating Member shall have the right to nominate an Exchange Director upon the resignation or removal of such director, officer, or employee from the Exchange Board.

(v) An Exchange Director Nominating Member may waive its right to nominate an Exchange Director by giving a written notice to the Company. Such notice shall state whether such waiver is revocable or irrevocable. Upon receiving any nomination waiver, the Company shall promptly (but no later than five (5) Business Days following receipt of such notice) notify the other Exchange Director Nominating Members in writing. If such notice provides that such waiver is revocable, such Exchange Director Nominating Member may revoke such waiver by written notice to the Company, in which case such Exchange Director Nominating Member will once again be eligible to nominate an Exchange Director pursuant to this Section 8.18. If at any time an Exchange Director

Nominating Member waives its right to nominate an Exchange Director, such Exchange Director Nominating Member shall cause its nominee then serving on the Exchange Board (if applicable) to resign from the Exchange Board no later than the next Business Day following the date on which such Exchange Director Nominating Member provides its waiver notice pursuant to this Section 8.18(c)(v).

(vi) In the event of a Combination of Exchange Director Nominating Members:

(A) following such Combination, the surviving Affiliated group of Exchange Director Nominating Members shall have the right to nominate one (1) Exchange Director;

(B) if both applicable Exchange Director Nominating Members then have their respective nominees serving on the Exchange Board at the time of the Combination, the surviving Affiliated group shall cause one (1) of such nominees to resign from the Exchange Board no later than the next Business Day following the date on which the Combination becomes effective;

(C) if such surviving Affiliated group does not remove an Exchange Director pursuant to Section 8.18(c)(vi)(B), the Company shall remove one (1) Exchange Director at its option on the following Business Day in accordance with the Restated MEMX LLC Agreement;

(D) if only one (1) of the applicable Exchange Director Nominating Members has its respective nominee serving on the Exchange Board at the time of the Combination, such nominee shall remain on the Exchange Board (and, for the sake of clarity, the surviving Affiliated group shall take the place of the Exchange Director Nominating Member which nominated such nominee in the Exchange Director Nomination Rotation) and the other applicable Exchange Director Nominating Member shall be removed from the Exchange Director Nomination Rotation; and

(E) if neither of the applicable Exchange Director Nominating Members has its respective nominee serving on the Exchange Board at the time of the Combination, then the Exchange Director Nominating Member which then has a higher position in the Exchange Director Nomination Rotation shall remain in the Exchange Director Nomination Rotation (and, for the sake of clarity, the surviving Affiliated group shall take the place of such Exchange Director Nominating Member in the Exchange Director Nomination Rotation) and the other Exchange Director Nominating Member shall be removed from the Exchange Director Nomination Rotation.

(vii) If:

(A) as a result of operation of Section 8.18(c)(v), Section 8.18(c)(vi), Section 8.18(f), or a Combination, as applicable, the Company has only two (2) Exchange Director Nominating Members that are then eligible to nominate Exchange Directors, such Exchange Director Nominating Members shall nominate Exchange Directors on an annual basis, unless and until the third (3rd) Exchange Director Nominating Member is once again eligible to nominate an Exchange Director, in which case (I) the nominees of such two (2) Exchange Director Nominating Members shall serve as Exchange Directors until the next annual meeting of the members of MEMX LLC, (II) prior to such next annual meeting of members of MEMX LLC, all of the Exchange Director Nominating Members which are then able to nominate an Exchange Director shall agree among themselves on the order in which they shall nominate the two (2) Exchange Directors and shall notify the Company to update Exhibit J (and if such Exchange Director Nominating Members fail to so agree at least five (5) Business Days prior to such next annual meeting of the members of MEMX LLC the Company shall conduct a lottery determining such order), (III) the Exchange Director Nominating Members which have the right to do so shall nominate the Exchange Directors which shall be elected by the Company at such annual meeting of members of MEMX LLC in accordance with the Restated MEMX LLC Agreement, and (IV) the order determined pursuant to clause (II) shall thereafter serve as the rotation for the nomination of Exchange Directors by Exchange Director Nominating Members;

(B) as a result of operation of Section 8.18(c)(v), Section 8.18(c)(vi), Section 8.18(f), or a Combination, as applicable, the Company has only one (1) Exchange Director Nominating Member that is eligible to nominate an Exchange Director, such Exchange Director Nominating Member shall nominate one (1) Exchange Director on an annual basis and the manner in which the second (2nd) Exchange Director is nominated shall be determined by the Board by Supermajority Board Vote. If thereafter another Exchange Director Nominating Member is once again eligible to nominate an Exchange Director, the provisions of Section 8.18(c)(vii)(A) shall apply; and

(C) as a result of operation of Section 8.18(c)(v), Section 8.18(c)(vi), Section 8.18(f), or a Combination, as applicable, the Company does not have any Exchange Director Nominating Members that are eligible to nominate an Exchange Director, the manner in which the Exchange Directors are nominated shall be determined by the Board by Supermajority Board Vote; provided, that if the Board wishes to designate any Class A Member as an Exchange Director Nominating Member, the Board must first obtain written consent of such Class A Member. If thereafter one or more Exchange Director Nominating Members are once again eligible to nominate an Exchange Director, the provisions of Section 8.18(c)(vii)(A) or Section 8.18(c)(vii)(B), as applicable, shall apply.

(viii) Election of an Exchange Director nominee nominated by an Exchange Director Nominating Member to the Exchange Board shall be subject to

Applicable Law and reasonable qualifications for members of the Exchange Board established by MEMX LLC.

(d) The Company shall, in each case, elect the nominees of the Exchange Director Nominating Members to the Exchange Board in accordance with the Restated MEMX LLC Agreement. The Company shall continue elect each such nominee to the Exchange Board subject to Section 8.18(c) and the Restated MEMX LLC Agreement (as applicable at the time of such election).

(e) Notwithstanding the provisions of Section 8.18(c) and 8.18(d), in its capacity as a member of MEMX LLC:

(i) the Company shall vote in favor of only those directors, members of the Nominating Committee of MEMX LLC, and members of the Member Nominating Committee of MEMX LLC who are nominated in the manner set forth in the Restated MEMX LLC Agreement;

(ii) with respect to any action taken by written consent, the Company shall cause to be validly executed only the written consents electing only the directors, members of the Nominating Committee, and members of the Member Nominating Committee of MEMX LLC referred to in the preceding clause (i); and

(iii) the Company shall not remove (A) any Exchange Director nominated by an Exchange Director Nominating Member, or (B) any Exchange Board Observer appointed by an Exchange Board Observer Appointing Member, except as (I) required by Applicable Law or the Exchange Board (in accordance with the Restated MEMX LLC Agreement) or (II) requested by (x) the Exchange Director Nominating Member which nominated such Exchange Director, or (y) the Exchange Board Observer Appointing Member that appointed such Exchange Board Observer, as applicable.

(f) Each Exchange Director Nominating Member shall retain the right to nominate an Exchange Director (subject to the Exchange Director Nomination Rotation) for so long as such Exchange Director Nominating Member owns at least 2,500,000 Class A Units (subject to adjustment in the event of any Unit split, Unit combination, reorganization, reclassification, recapitalization or the like).

(i) Such Exchange Director Nominating Member's right to nominate an Exchange Director shall terminate immediately following a Transfer of Units by such former Exchange Director Nominating Member, which, after giving effect to such Transfer, results in such former Exchange Director Nominating Member owning a number of Units that is less than the threshold specified in the preceding sentence.

(ii) The Exchange Director slot which is vacant as a result of operation of this Section 8.18(f) shall be subject to Section 8.18(c)(vii).

(iii) If an Exchange Director Nominating Member Transfers a number of Units equal to at least 2,500,000 Class A Units (subject to adjustment in the event of any Unit split, Unit combination, reorganization, reclassification, recapitalization or the like) to a Nominating Transferee, the Board may determine to grant such Nominating Transferee the right to nominate one (1) Exchange Director; provided, however, that such Nominating Transferee's nominee for Exchange Director shall not be appointed to serve on the Exchange Board unless such nominee's appointment is approved by the Board.

(g) As of the Effective Date each Exchange Board Observer Appointing Member shall have the right, but not the obligation, to appoint one (1) observer to the Exchange Board (each such observer, an "Exchange Board Observer") for so long as such Exchange Board Observer Appointing Member holds at least 1,250,000 Class A Units (subject to adjustment in the event of any Unit split, Unit combination, reorganization, reclassification, recapitalization or the like). If an Exchange Board Observer Appointing Member has appointed an Exchange Board Observer and, thereafter, ceases to hold at least 1,250,000 Class A Units (subject to adjustment in the event of any Unit split, Unit combination, reorganization, reclassification, recapitalization or the like), such former Exchange Board Observer Appointing Member shall no longer have the right to appoint an Exchange Board Observer and the Exchange Board Observer appointed by such former Exchange Board Observer Appointing Member shall automatically and immediately be deemed removed from his or her position as such.

(i) Notwithstanding the foregoing, when an Exchange Director Nominating Member reaches its turn in the Exchange Director Nomination Rotation and its Exchange Director nominee is elected to the Exchange Board and is seated as such, its Exchange Board Observer shall be automatically and immediately deemed removed from his or her position as such and, for as long as its Exchange Director nominee is serving as an Exchange Director, such Exchange Director Nominating Member shall have no right to nominate an Exchange Board Observer. Following the removal of the Exchange Director nominee of such Exchange Director Nominating Member from the Exchange Board, such Exchange Director Nominating Member shall once again have the right to appoint an Exchange Board Observer.

(ii) For the sake of clarity, an Exchange Director Nominating Member which has waived its right to nominate an Exchange Director may nominate an Exchange Board Observer.

(iii) If a Class A Member Transfers a number of Units equal to at least 1,250,000 Class A Units (subject to adjustment in the event of any Unit split, Unit combination, reorganization, reclassification, recapitalization or the like) to a third party, the Board may determine to grant such Transferee the right to appoint one (1) Exchange Board Observer; provided, however, that such Transferee's designee for Exchange Board Observer shall not be appointed as an Exchange Board Observer unless such designee's appointment is approved by the Board.

(iv) Following a Combination of two Exchange Board Observer Appointing Members, the surviving Affiliated group shall have the right to nominate one (1) Exchange Board Observer and such surviving Affiliated group shall cause the removal of one (1) Exchange Board Observer no later than one (1) Business Day following the consummation of the Combination and thereafter such surviving Affiliated group shall have the right to nominate one (1) Exchange Board Observer. If such Affiliated group does not remove such Exchange Board Observer, the Company shall remove one (1) Exchange Board Observer on the following Business Day.

(h) If there are Company Subsidiaries other than MEMX LLC that are not member-managed limited liability companies, then, to the extent permitted by Applicable Law, the governing documents of each such Company Subsidiary shall include a prohibition on taking any action that if taken by the Company would require the approval of the Board, without first obtaining such approval.

(i) The Company shall ensure that the governance of any Company Subsidiary, including, as appropriate, its constitutive documents, is conducted in a manner consistent, to the maximum extent possible and permitted by Applicable Law, with the provisions of this Article VIII, including as applicable (i) the necessity for obtaining any Board approvals as set forth in this Agreement, and (ii) each Market Maker Class A Member which is a Nominating Class A Member, each Retail Broker Class A Member which is a Nominating Class A Member and Bank Class A Member which is a Nominating Class A Member having a right to nominate one (1) member to the board of directors or an equivalent governing body, if any, of each Company Subsidiary; provided that MEMX LLC shall be governed by the Exchange Board (which shall be constituted as set forth in the Restated MEMX LLC Agreement), as and when required pursuant to Section 8.18(a).

8.19 Industry Advisory Board.

(a) The Board may, upon a determination to do so by Supermajority Board Vote, establish an advisory board with industry representation (the "Industry Advisory Board"). If such Industry Advisory Board is established, it shall be comprised of (i) one representative of (A) each Class A Member which is a Nominating Class A Member, for so long as it remains a Nominating Class A Member or is entitled to appoint a Board Observer pursuant to the terms of this Agreement, and (B) each Excluded Class A Member, for so long as it is entitled to appoint a Board Observer pursuant to the terms of this Agreement, in each case if any of the foregoing desires to appoint a representative to the Industry Advisory Board, and (ii) if so determined by the Board, representatives of such other Members of the national securities exchange operated by MEMX LLC as determined by the Board (each such representative referred to herein as an "Industry Advisory Board Member"). With respect to the Class A Members which appoint an Industry Advisory Board Member pursuant to the immediately preceding clause (i), if such Class A Member no longer has the right to nominate at least one (1) Director hereunder, unless the Board determines otherwise by Supermajority Board Vote, such Class A Member shall no longer have the right to nominate an Industry Advisory Board Member and the Industry Advisory Board Member nominated by such Class A Member shall automatically and immediately be removed from the Industry Advisory Board.

(b) The Industry Advisory Board shall not be a Board committee, and no overlap of membership between the Board or any Board committee, on the one hand, and the Industry Advisory Board, on the other hand, shall make the Industry Advisory Board a Board committee. The Industry Advisory Board shall provide advice to the Board and the management of the Company and MEMX LLC with guidance on technical and operational matters relating to the national securities exchange operated by MEMX LLC, and on such other matters as the Board, the Company, or MEMX LLC, as the case may be, may request from time to time. The Industry Advisory Board shall have an advisory role only and shall not have the authority to act for or on behalf of, or to bind, the Company or any Company Subsidiaries; provided, however, the Board and the Company's management shall consider the advice of the Industry Advisory Board in good faith but shall not be bound thereby. The Board shall not have the authority to delegate any of its powers, including the right to authorize any action required to be approved by the Board pursuant to this Agreement or Applicable Law, to the Industry Advisory Board.

(c) If any Company Subsidiary (including MEMX LLC) establishes any committee or advisory board which has functions similar to the contemplated functions of the Industry Advisory Board, (i) each Class A Member which is a Nominating Class A Member, for so long as it remains a Nominating Class A Member or is entitled to appoint a Board Observer pursuant to the terms of this Agreement, and (ii) each Excluded Class A Member, for so long as it is entitled to appoint a Board Observer pursuant to the terms of this Agreement, would have the right, but not the obligation, to appoint a representative to such board or committee.

ARTICLE IX
PRE-EMPTIVE RIGHTS

9.1 Pre-emptive Right.

(a) Issuance of New Securities. The Company hereby grants to each Class A Member (each, a "Pre-emptive Member") the right to purchase its Pro Rata Portion of any New Securities that the Company or any Company Subsidiary may from time to time propose to issue or sell to any party between the date hereof and the consummation of a Qualified Public Offering. The Company shall ensure that the Company Subsidiaries comply with the provisions of this Article IX.

(b) Definition of New Securities. As used herein, the term "New Securities" shall mean any authorized but unissued Units and any Unit Equivalents convertible into Units, exchangeable or exercisable for Units, or providing a right to subscribe for, purchase or acquire Units, or, in each of the foregoing cases, if such New Securities are issued by a Company Subsidiary any equity interests or Equity Interest Equivalents in such Company Subsidiary; provided, that the term "New Securities" shall not include Units, Unit Equivalents, equity interests or Equity Interest Equivalents issued or sold by the Company or any Company Subsidiary in connection with: (i) a grant to any existing or prospective Directors, Officers or other service providers of the Company pursuant to any incentive plan of the Company or similar equity-based plans or other compensation agreement (including the Incentive Plan); (ii) the conversion or exchange of any validly issued securities of the Company or any Company Subsidiary into Units or other equity interests, or the exercise of any warrants or other rights to acquire Units or other equity interests; (iii) any acquisition by the Company or any Company Subsidiary of any equity interests, assets, properties or business of any Person; (iv) any merger, consolidation or other business combination involving the Company or any Company Subsidiary; (v) the commencement of any Public Offering; or (vi) without prejudice to clause (iv) above, any issuance of Units, Unit Equivalents, equity interests or Equity Interest Equivalents in a transaction which results in a Change of Control of the Company or any Company Subsidiary, with respect to which the Board has waived the rights of the Members under this Section 9.1 pursuant to a Supermajority Board Vote.

(c) Additional Issuance Notices. The Company shall give written notice (an "Issuance Notice") of any proposed issuance or sale described in Section 9.1(a) to the Pre-emptive Members within five (5) Business Days following any meeting of the Board at which any such offer to sell additional Units is approved. The Issuance Notice shall set forth the material terms and conditions of the proposed issuance or sale, including:

(i) the maximum number and description of the New Securities proposed to be issued and the percentage of the Company's Units then outstanding on a Fully Diluted Basis (both in the aggregate and with respect to each type, class or series of Units proposed to be issued) that such issuance would represent;

(ii) the proposed issuance date, which shall be at least twenty (20) Business Days from the date of the Issuance Notice; and

(iii) the proposed purchase price per unit of the New Securities.

(d) The Issuance Notice shall also be accompanied by a current copy of the Members Schedule indicating the Pre-emptive Members' holdings of Units (and, if applicable, the Company's and the Members' (as applicable) ownership interests in any Company Subsidiary) in a manner that enables each Pre-emptive Member to calculate its Pro Rata Portion of any New Securities. For the purposes of this Section 9.1:

(i) if the New Securities are being issued by a wholly-owned Company Subsidiary, the Pro Rata Portion of each Pre-emptive Member for the purposes of this Section 9.1 shall be the same as Pro Rata Portion of such Pre-emptive Member;

(ii) if the New Securities are being issued by a Company Subsidiary that is not a wholly-owned Subsidiary of the Company, the Pro Rata Portion of each Pre-emptive Member for the purposes of this Section 9.1 shall equal the product of (A) the ownership interest of the Company in such Company Subsidiary (expressed as a percentage) times (B) such Pre-emptive Member's Pro Rata Portion; and

(iii) if the New Securities are being issued by a Company Subsidiary and a Pre-emptive Member holds both Class A Units, and equity interests directly in such Company Subsidiary, the Pro Rata Portion of such Pre-emptive Member for the purposes of this Section 9.1 shall be determined using a fraction, expressed as a percentage, the numerator of which shall be the aggregate direct and indirect ownership interest of such Pre-emptive Member in such Company Subsidiary and the denominator of which shall be the sum of the aggregate direct and indirect ownership interests in such Company Subsidiary of all Members and direct holders of ownership interests in such Company Subsidiary.

(e) Exercise of Pre-emptive Rights. Each Pre-emptive Member shall for a period of twenty (20) Business Days following the receipt of an Issuance Notice (the "Exercise Period") have the right to elect irrevocably to purchase all or any portion of its Pro Rata Portion of any New Securities at the respective purchase prices set forth in the Issuance Notice by delivering a written notice to the Company (an "Acceptance Notice") specifying the number of New Securities it desires to purchase. The delivery of an Acceptance Notice by a Pre-emptive Member shall be a binding and irrevocable offer by such Member to purchase the New Securities described therein. The failure of a Pre-emptive Member to deliver an Acceptance Notice by the end of the Exercise Period shall constitute a waiver of its rights under this Section 9.1 with respect to the purchase of such New Securities, but shall not affect its rights with respect to any future issuances or sales of New Securities.

(f) Over-allotment. No later than ten (10) Business Days following the expiration of the Exercise Period, the Company shall notify each Pre-emptive Member in writing of the number of New Securities that each Pre-emptive Member has agreed to purchase (including, for the avoidance of doubt, where such number is zero) (the "Over-allotment Notice"). Each Pre-emptive Member exercising its rights to purchase its Pro Rata Portion of the New Securities in full (an "Exercising Member") shall have a right of over-allotment such that if any other Pre-emptive Member has failed to exercise its right under this Section 9.1 to purchase its full Pro Rata Portion of the New Securities (each, a "Non-Exercising Member"), such Exercising Member may purchase its Pro Rata Portion of such Non-Exercising Member's allotment by giving written notice to the Company within five (5) Business Days of receipt of the Over-allotment Notice (the "Over-allotment Exercise Period").

(g) Completion of Proposed Issuance. Following the expiration of the Exercise Period or, if applicable, the Over-allotment Exercise Period, the Company or the applicable Company Subsidiary shall be free to complete the proposed issuance or sale of New Securities described in the Issuance Notice with respect to which Pre-emptive Members declined to exercise the pre-emptive right set forth in this Section 9.1 on terms no less favorable to the Company or such Company Subsidiary, as applicable, than those set forth in the Issuance Notice (except that the amount of New Securities to be issued or sold by the Company or such Company Subsidiary, as applicable, may be reduced); provided, that: (i) such issuance or sale is closed within twenty (20) Business Days after the expiration of the Exercise Period or, if applicable, the Over-allotment Exercise Period (subject to the extension of such twenty (20) Business Day period for a reasonable time not to exceed forty (40) Business Days to the extent reasonably necessary to obtain any third-party approvals); and (ii) for the avoidance of doubt, the price at which the New Securities are sold is at least equal to or higher than the purchase price described in the Issuance Notice. In the event the Company or the applicable Company Subsidiary has not sold such New Securities within such time period, the Company or such Company Subsidiary shall not thereafter issue or sell any New Securities without first again offering such securities to the Members in accordance with the procedures set forth in this Section 9.1.

(h) Closing of the Issuance. The closing of any purchase by any Pre-emptive Member shall be consummated concurrently with the consummation of the issuance or sale described in the Issuance Notice. Upon the issuance or sale of any New Securities in accordance with this Section 9.1, the Company or the applicable Company Subsidiary shall deliver the New Securities free and clear of any liens (other than those arising hereunder and those attributable to the actions of the purchasers thereof), and the Company or such Company Subsidiary, as applicable, shall so represent and warrant to the purchasers thereof, and further represent and warrant to such purchasers that such New Securities shall be, upon issuance thereof to the Exercising Members and after payment therefor, duly authorized, validly issued, fully paid and non-assessable. The Company or the applicable Company Subsidiary, in the discretion of the Board, may deliver to each Exercising Member certificates evidencing the New Securities. Each Exercising Member shall deliver to the Company or the applicable Company Subsidiary, as applicable, the purchase price for the New Securities purchased by it by certified or bank check or wire transfer of immediately available funds. Each party to the purchase and sale of New Securities shall take all such other actions as may be reasonably necessary to consummate the purchase and sale including, without limitation, entering into such additional agreements as may be necessary or appropriate.

(i) Emergency Funding. If by Supermajority Board Vote, the Board (i) approves the expedited issuance of New Securities for emergency purposes in order for the Company to continue the operation of its business, and (ii) approve that such issuance is imminently needed such that compliance with Sections 9.1 (a)-(h) would be impracticable (an "Emergency Funding"), notwithstanding any provision hereof to the contrary, the Company may solicit additional immediate funding from the Members and, in lieu of complying with the other provisions of this Section 9.1, the Company shall instead give notice to the Members within twenty (20) calendar days after the issuance of such New Securities (the "Post-Closing Preemptive Rights Notice"). Such Post-Closing Preemptive Rights Notice shall comply with the requirements of an Issuance Notice and the other provisions of this Section 9.1 (other than the requirement to provide notice in advance of funding, which shall be superseded by this Section 9.1(i)). Each Member shall have twenty (20) Business Days from the date of the Post-Closing Preemptive Rights Notice to elect to (but, for the avoidance of doubt, shall not be obligated to) purchase the New Securities from the Company that would, if purchased by such Member, maintain such Member's Pro Rata Portion in effect immediately prior to the Emergency Funding.

(j) Limitations on Ownership. Notwithstanding the foregoing, a Member's ability to purchase New Securities pursuant to this Section 9.1 shall be subject to the limitations set forth in Section 3.5.

ARTICLE X
TRANSFER

10.1 General Restrictions on Transfer.

(a) Each Member acknowledges and agrees that, until the consummation of a Qualified Public Offering, such Member (or any Permitted Transferee of such Member) shall not Transfer any Units or Unit Equivalents except as permitted pursuant to Section 3.8, this Section

10.1, 10.2 or 10.6 or in accordance with the procedures described in Sections 10.3, 10.4 or 10.5 as applicable. Notwithstanding the foregoing or anything in this Agreement to the contrary:

(i) Transfers of Units or Unit Equivalents by a Member (or any Permitted Transferee of a Member) shall not be permitted prior to September 5, 2022 (after which time any such Transfer shall be subject to the restrictions in the first sentence of this Section 10.1(a)), except:

(A) pursuant to Section 10.2;

(B) when required pursuant to Section 10.4; or

(C) when permitted by the Board; provided that if the Board permits any Class A Member (such Class A Member, the "Released Class A Member") to sell or otherwise Transfer or dispose any Class A Units for value (whether in one or multiple transactions) pursuant to this Section 10.1(a)(i)(C) (such Class A Units, the "Released Class A Units"), then each other Class A Member shall also be permitted to, at any time, sell or Transfer the number of Class A Units held by the applicable other Class A Member equal to the product of (x) the number of Class A Units held by such other Class A Member multiplied by (y) the quotient of the number of the Released Class A Units divided by the total number of Class A Units owned by the Released Class A Member before the Transfer or disposal of the Released Class A Units; and provided, further, that unless the applicable Board approval permits otherwise, such Transfer shall be subject to the restrictions in the first sentence of this Section 10.1(a).

(ii) No Transfer of Units or Unit Equivalents to a Person not already a Member of the Company shall be deemed completed until the prospective Transferee is admitted as a Member of the Company in accordance with Section 4.1 hereof.

(b) Notwithstanding any other provision of this Agreement (including Section 10.2), prior to the consummation of a Qualified Public Offering, each Member agrees that it shall not, directly or indirectly, Transfer any of its Units or Unit Equivalents, and the Company agrees that it shall not issue any Units or Unit Equivalents:

(i) except as permitted under the Securities Act and other applicable federal or state securities or blue sky laws, and then, with respect to a Transfer of Units or Unit Equivalents, if requested by the Company, only upon delivery to the Company of an opinion of counsel in form and substance satisfactory to the Company to the effect that such Transfer may be effected without registration under the Securities Act;

(ii) if such Transfer or issuance would cause the Company to fail to qualify for the safe harbor of Treasury Regulation Section 1.7704-1(h)(1)(ii), including the look-through rule in Treasury Regulation Section 1.7704-1(h)(3);

(iii) if such Transfer or issuance would affect the Company's existence or qualification as a limited liability company under the Delaware Act;

(iv) if such Transfer or issuance would cause the Company to lose its status as a partnership for federal income tax purposes;

(v) if such Transfer or issuance would cause the Company or any of the Company Subsidiaries to be required to register as an investment company under the Investment Company Act of 1940, as amended; or

(vi) if such Transfer or issuance would cause the assets of the Company or any of the Company Subsidiaries to be deemed "Plan Assets" as defined under the Employee Retirement Income Security Act of 1974 or its accompanying regulations or result in any "prohibited transaction" thereunder involving the Company or any Company Subsidiary.

In any event, the Board may refuse the Transfer to any Person if the Board has received an opinion of counsel to the effect that such Transfer would have a material adverse effect on the Company as a result of any regulatory or other restrictions imposed by any Governmental Authority.

(c) Any Transfer or attempted Transfer of any Units or Unit Equivalents in violation of any provisions of this Agreement shall be null and void, no such Transfer shall be recorded on the Company's books and the purported Transferee in any such Transfer shall not be treated (and the purported Transferor shall continue be treated) as the owner of such Units or Unit Equivalents for all purposes of this Agreement, including without limitation, voting, payment of dividends and distributions with respect to such Units whether upon liquidation or otherwise.

(d) For the avoidance of doubt, any Transfer of Units or Unit Equivalents permitted by Section 10.2 or made in accordance with the procedures described in Section 10.3, Section 10.4, Section 10.5 or 10.6, as applicable, and purporting to be a sale, transfer, assignment or other disposal of the entire Membership Interest represented by such Units or Unit Equivalents, inclusive of all the rights and benefits applicable to such Membership Interest as described in the definition of the term "Membership Interest," shall be deemed a sale, transfer, assignment or other disposal of such Membership Interest in its entirety as intended by the parties to such Transfer, and shall not be deemed a sale, transfer, assignment or other disposal of any less than all of the rights and benefits described in the definition of the term "Membership Interest," unless otherwise explicitly agreed to by the parties to such Transfer.

10.2 Permitted Transfers. The provisions of Sections 10.1(a), 10.3, 10.4 and 10.5 shall not apply to any of the following Transfers by any Member of any of its Units or Unit Equivalents:

(a) With respect to any Member that is an entity, to (i) any Affiliate of such Member, provided, however, that in the event that Units are Transferred to an Affiliate of such Member and such Affiliate subsequently becomes a non-Affiliate of such Member, then, absent a Supermajority Board Vote to allow such non-Affiliate to retain its Units, such Units must be

Transferred back to the Member from which the Units were received at such time, (ii) to any Person which acquires substantially all of the assets of such Member, so long as such Member has, immediately prior to (and following) such acquisition, material assets and/or operations other than the Units, (iii) to any Person which, through a merger, consolidation, recapitalization, sale of equity interests or other transaction or series of transactions involving such Member, owns in the surviving entity after the closing of such transaction(s) a majority of the outstanding equity securities in such Member when it did not own a majority of the equity securities in such Member immediately prior to such transaction, so long as such Member or the other Affiliates of such Member involved in such transaction(s) and which such Person Controls after such closing had material assets and/or operations other than Units immediately prior to (and following) such closing or (iv) to the extent not covered by any of the clauses (i) through (iii) above, to any Transferee the Transfer of Interests to which is required under Applicable Law or by a Governmental Authority;

(b) With respect to any Member that is an individual, by will or by the laws of intestate succession, to such Member's executors, administrators, testamentary trustees, legatees or beneficiaries; provided that any Member who Transfers Units shall remain bound by the provisions of Section 11.1; or

(c) Pursuant to a Public Offering.

10.3 Right of First Offer.

(a) Offered Units. At any time prior to the consummation of a Qualified Public Offering, and subject to the terms and conditions specified in Section 10.1, Section 10.2, this Section 10.3 and Section 10.5, if any Class A Member (the "Offering Member") desires to Transfer all or a portion of its Units (or applicable Unit Equivalents), the Company, first, and each other Member constituting a ROFO Rightholder, second, shall have a right of first offer with respect to such Units (or applicable Unit Equivalents) (such Units or Unit Equivalents, the "Offered Units"). As used herein, the term "ROFO Rightholders" shall mean all Class A Members, other than the Offering Member, holding greater than two percent (2%) of the total number of outstanding Units (or applicable Unit Equivalents).

(b) Offering; Exceptions. Each time the Offering Member desires to Transfer any of its Units (or applicable Unit Equivalents) (other than Transfers that (i) are permitted by Section 10.2 or (ii) are required to be made by a Member pursuant to Section 10.4), the Offering Member shall first make an offering of the Offered Units to the Company, first, and the ROFO Rightholders, second, all in accordance with the following provisions of this Section 10.3, prior to Transferring such Offered Units to any third party Transferee.

(c) Offer Notice.

(i) The Offering Member shall give written notice (the "Offering Member Notice") to the Company and the ROFO Rightholders specifying:

(A) the number of Offered Units proposed to be Transferred by the Offering Member; and

(B) the purchase price per Offered Unit (which shall be payable solely in cash) and the other material terms and conditions of the Transfer; provided that if the Offered Units include Units of more than one Class, (1) the Offering Member Notice shall state the number of Units of each Class which constitute the Offered Units and (2) the Offering Member may, at its discretion, provide for a different price per Offered Unit with respect to each such Class, in which case, the Offering Member Notice shall state each such price.

(ii) The Offering Member Notice shall constitute the Offering Member's offer to Transfer the Offered Units to the Company and the ROFO Rightholders, which offer shall be irrevocable until the end of the ROFO Rightholder Option Period described in Section 10.3(d)(iii).

(iii) By delivering the Offering Member Notice, the Offering Member represents and warrants to the Company and each ROFO Rightholder that:

(A) the Offering Member has full right, title and interest in and to the Offered Units;

(B) the Offering Member has all the necessary power and authority and has taken all necessary action to Transfer such Offered Units as contemplated by this Section 10.3; and

(C) the Offered Units are free and clear of any and all liens other than those arising as a result of or under the terms of this Agreement.

(d) Exercise of Right of First Offer.

(i) Upon receipt of the Offering Member Notice, the Company and each ROFO Rightholder shall have the right to purchase the Offered Units in the following order of priority: first, the Company shall, subject to approval by a Supermajority Board Vote, have the right to purchase all or any portion of the Offered Units in accordance with the procedures set forth in Section 10.3(d)(ii), and thereafter, the ROFO Rightholders shall have the right to purchase the Offered Units, in accordance with the procedures set forth in Section 10.3(d)(iii), to the extent the Company does not exercise its right in full. Notwithstanding the foregoing, the Company and the ROFO Rightholders may only exercise their right to purchase the Offered Units if, after giving effect to all elections made under this Section 10.3(d), no less than all of the Offered Units shall be purchased by the Company and/or the ROFO Rightholders, subject to the limitations set forth in Section 3.5 through Section 3.7. Notwithstanding the foregoing, in the event that the procedures set forth in this Section 10.3 would result in a Member's ownership exceeding the limitations set forth in Section 3.5, the amount of any such excess shall be allocated among the other Purchasing Rightholders that do not and will not exceed the limitations set forth in Section 3.5 after the exercise of their respective rights under this Section 10.3, provided, however, that if as a result of the reallocation among the Purchasing Rightholders, all of the

Purchasing Rightholders' ownership would exceed the limitations set forth in Section 3.5, then any remaining excess may be offered to a third party on the same terms.

(ii) The initial right of the Company to purchase any Offered Units shall be exercisable with the delivery of a written notice (the "Company ROFO Exercise Notice") by the Company to the Offering Member and the ROFO Rightholders within ten (10) Business Days of receipt of the Offering Member Notice (the "Company Option Period"), stating the number (including where such number is zero) and type of Offered Units the Company elects irrevocably to purchase on the terms and respective purchase prices set forth in the Offering Member Notice. The Company ROFO Exercise Notice shall be binding upon delivery and irrevocable by the Company. Notwithstanding anything to the contrary contained herein, in no event shall the Company exercise its right to acquire Units purchased pursuant to this Section 10.3(d)(ii) and assign such right to any other Person.

(iii) If the Company shall have indicated an intent to purchase any less than all of the Offered Units, the ROFO Rightholders shall have the right to purchase the remaining Offered Units not selected by the Company. For a period of thirty (30) Business Days following the receipt of a Company ROFO Exercise Notice in which the Company has elected to purchase less than all the Offered Units (such period, the "ROFO Rightholder Option Period"), each ROFO Rightholder shall have the right to elect irrevocably to purchase all or none of its Pro Rata Portion of the remaining Offered Units by delivering a written notice to the Company and the Offering Member (a "Member ROFO Exercise Notice") specifying its desire to purchase its Pro Rata Portion of the remaining Offered Units, on the terms and respective purchase prices set forth in the Offering Member Notice. In addition, each ROFO Rightholder shall include in its Member ROFO Exercise Notice the number of remaining Offered Units that it wishes to purchase if any other ROFO Rightholders do not exercise their rights to purchase their entire Pro Rata Portions of the remaining Offered Units. Any Member ROFO Exercise Notice shall be binding upon delivery and irrevocable by the ROFO Rightholder.

(iv) The failure of the Company or any ROFO Rightholder to deliver a Company ROFO Exercise Notice or Member ROFO Exercise Notice, respectively, by the end of the Company Option Period or ROFO Rightholder Option Period, respectively, shall constitute a waiver of their respective rights of first offer under this Section 10.3 with respect to the Transfer of Offered Units, but shall not affect their respective rights with respect to any future Transfers.

(e) Allocation of Offered Units. Upon the expiration of the ROFO Rightholder Option Period, the Offered Units not selected for purchase by the Company pursuant to Section 10.3(d)(ii) shall be allocated for purchase among the ROFO Rightholders as follows:

(i) First, to each ROFO Rightholder having elected to purchase all or less than all of its entire Pro Rata Portion of such Units, such ROFO Rightholder's Pro Rata Portion of such Units; and

(ii) Second, the balance, if any, not allocated under clause (i) above (and not purchased by the Company pursuant to Section 10.3(d)(ii)), shall be allocated to those ROFO Rightholders who set forth in their Member ROFO Exercise Notices a number of Offered Units that exceeded their respective Pro Rata Portions (the "Purchasing Rightholders"), in an amount, with respect to each such Purchasing Rightholder, that is equal to the lesser of:

(A) the number of Offered Units that such Purchasing Rightholder elected to purchase in excess of its Pro Rata Portion; or

(B) the product of (x) the number of Offered Units not allocated under clause (i) (and not purchased by the Company pursuant to Section 10.3(d)(ii)), multiplied by (y) a fraction, the numerator of which is the number of Offered Units that such Purchasing Rightholder was permitted to purchase pursuant to clause (i), and the denominator of which is the aggregate number of Offered Units that all Purchasing Rightholders were permitted to purchase pursuant to clause (i).

The process described in clause (ii) shall be repeated until no Offered Units remain or until such time as all Purchasing Rightholders have been permitted to purchase all Offered Units that they desire to purchase.

(f) Consummation of Sale. In the event that the Company and/or the ROFO Rightholders shall have, in the aggregate, exercised their respective rights to purchase all and not less than all of the Offered Units, then the Offering Member shall sell such Offered Units to the Company and/or the ROFO Rightholders, and the Company and/or the ROFO Rightholders, as the case may be, shall purchase such Offered Units, within sixty (60) days following the expiration of the ROFO Rightholder Option Period (which period may be extended for a reasonable time not to exceed ninety (90) days to the extent reasonably necessary to obtain required approvals or consents from any Governmental Authority) on the terms set forth in the Offering Member Notice. Each Member shall take all actions as may be reasonably necessary to consummate the sale contemplated by this Section 10.3(f), including, without limitation, entering into agreements and delivering certificates and instruments and consents as may be deemed necessary or appropriate. At the closing of any sale and purchase pursuant to this Section 10.3(f), the Offering Member shall deliver to the Company and/or the participating ROFO Rightholders certificates (if any) representing the Offered Units to be sold, free and clear of any liens or encumbrances (other than those contained in this Agreement), accompanied by evidence of transfer and all necessary transfer taxes paid and stamps affixed, if necessary, against receipt of the purchase price therefor from the Company and/or such ROFO Rightholders by certified or official bank check or by wire transfer of immediately available funds.

(g) Sale to a Third Party Transferee. In the event that the Company and/or the ROFO Rightholders shall not have collectively elected to purchase all of the Offered Units the Offering Member may Transfer all of such Offered Units that are not so purchased, at a price per Offered Unit of each applicable Class not less than specified in the Offering Member Notice and on other terms and conditions which are not materially more favorable in the aggregate to the proposed purchaser than those specified in the Offering Member Notice, but only to the extent that such Transfer occurs within ninety (90) days after expiration of the ROFO Rightholder Option Period. Any Offered Units not Transferred within such 90-day period shall be subject to the provisions of this Section 10.3 upon subsequent Transfer.

10.4 Drag-along Rights.

(a) Participation. At any time prior to the consummation of a Qualified Public Offering, if, the Board approves, by Supermajority Board Vote, a transaction that results in a Change of Control (such transaction, a "Drag-along Sale"), the Company shall deliver a written notice to the Members invoking the provisions of this Section 10.4, and each Member shall be obliged (unless expressly prohibited from doing so by Applicable Law (including regulatory restrictions applicable to such Member or its Affiliates)), to participate in such transaction (including, if necessary, by converting their Unit Equivalents into the Units to be sold in the Drag-along Sale) in the manner set forth in Section 10.4(b).

(b) Sale of Units. Subject to compliance with Section 10.4(c):

(i) if the Drag-along Sale is structured as a sale of less than all of the Units of the Company on a Fully Diluted Basis to a Third Party Purchaser, then each Member shall sell, with respect to each type, class or series of Units proposed by the Board to be included in the Drag-along Sale, the number of Units and/or Unit Equivalents of such type, class or series equal to the product obtained by multiplying (i) the total number of such type, class or series of Units proposed to be purchased by the Third Party Purchaser by (ii) a fraction (x) the numerator of which is equal to the number of applicable Units on a Fully Diluted Basis that are held by such Member at such time and (y) the denominator of which is equal to the number of applicable Units on a Fully Diluted Basis that are held by all Members at such time; provided that the proceeds of any such Drag-along Sale which are paid to the Members and to which this Section 10.4(b)(i) applies will be allocated among the Members based upon the classes of Units included or deemed to be included in the Drag-along Sale by each of the Members as if the proceeds of such Drag-along Sale were paid to the Members pursuant to Section 13.3 of this Agreement in connection with a Distribution and the Units of the Members included or deemed to be included in such Drag-along Sale were the only outstanding Units of the Company at the time of such Distribution; and

(ii) if the Drag-along Sale is structured as a sale of all or substantially all of the consolidated assets of the Company and the Company Subsidiaries or as a merger, consolidation, recapitalization, or reorganization of the Company or other transaction requiring the consent or approval of the Members, then notwithstanding anything to the contrary in this Agreement, each Member shall vote in favor of the transaction and otherwise consent to and raise no objection to such transaction, and shall take all actions to waive any dissenters', appraisal or other similar rights that it may have in connection with such transaction. The Distribution of the aggregate consideration of such transaction shall be made in accordance with Section 13.3(c).

(c) Conditions of Sale. The obligations of the Members in respect of a Drag-along Sale under this Section 10.4 are subject to the satisfaction of the following conditions:

(i) the consideration to be received by each Member shall be the same form and amount of consideration to be received by the Member per Unit of each applicable type, class or series (the Distribution of which shall be made in accordance with Section 10.4(b)) and the terms and conditions of such sale shall, except as otherwise provided in Section 10.4(c)(ii), be the same as those upon which the Member sells its Units (it being understood that (A) the amount of consideration received by any particular Member shall be reduced, on a per-Unit basis, to account for any Tax Advances made to such Member which have not yet been repaid through reduction of a subsequent Distribution to such Member in the manner set forth in Section 7.1, and (B) in case of any such reduction of consideration, any such Tax Advance shall be deemed repaid and shall not reduce any subsequent Distributions made to such Member);

(ii) if any Member is given an option as to the form and amount of consideration to be received, the same option shall be given to all Members; provided, that in the event that the consideration to be received by the Members participating in the Drag-along Sale is other than cash or marketable securities, each Class A Member participating in the Drag-Along Sale may, in its respective sole discretion, elect to receive, in lieu of such other consideration, cash consideration equal to the fair market value of such consideration (as such fair market value is determined in good faith by the Board) and otherwise on the same terms and conditions upon the Members participating in the Drag-along Sale not receiving cash consideration;

(iii) each Member shall execute the applicable purchase agreement, if applicable, and make or provide the same representations, warranties, covenants, indemnities and agreements; provided, that:

(A) each Member shall only be obligated to make individual representations and warranties only with respect to its title to and ownership of the applicable Units, authorization, execution and delivery of relevant documents, enforceability of such documents against such Member, but not with respect to any of the foregoing with respect to any other Members or their Units;

(B) all representations, warranties, covenants and indemnities shall be made by each Member severally and not jointly and any indemnification obligation shall be *pro rata* based on the consideration received by each Member, in each case in an amount not to exceed the aggregate proceeds received by the applicable Member; and

(C) no Member (or Affiliate thereof) shall be required to enter into (1) any non-compete, non-solicitation or no-hire provision, (2) a provision providing for the licensing of intellectual property or the delivery of any products or services, (3) any other provision that is not a customary financial term related directly to the sale of the relevant Member's Units pursuant to this Section 10.4 or (4) any provision amending, extending or terminating any commercial agreement or other commercial relationship with the Company or any Company Subsidiary or any Transferee in the Drag-along Sale;

provided, that the fact that, in connection with a Drag-along Sale, one or more members of management of the Company enter into restrictive covenants in favor of the counterparty to the Drag-along Sale or one of its Affiliates (and, if applicable, receive additional, reasonable consideration for entering into such restrictive covenants), shall not constitute a failure to satisfy any of the conditions specified in this Section 10.4(c).

(d) Cooperation. Each Member shall take all actions as may be reasonably necessary to consummate the Drag-along Sale, including, without limitation, entering into agreements and delivering certificates and instruments, in each case, consistent with the agreements being entered into and the certificates being delivered the other Members, but subject to Section 10.4(c)(iii).

(e) Class A Units. The Members acknowledge and agree that for the purposes of determining whether and to what extent each Member is obligated to participate in the Drag-along Sale, Class A-1 Units and Class A-2 Units shall not be considered separate series.

10.5 Tag-along Rights.

(a) Participation. At any time prior to the consummation of a Qualified Public Offering, and subject to the terms and conditions specified in Sections 3.5, 10.1, 10.2, and 10.3, if any Class A Member (the "Selling Member") proposes to Transfer (in a single transaction or a series of related transactions) any of the number of its Units which, in the aggregate, amount to at least ten percent (10%) of the Units (or any Unit Equivalents of such Units) then held by such Selling Member to any Person (the "Proposed Transferee"), each other Class A Member (each, a "Tag-along Class A Member") shall be permitted to participate in such sale (a "Tag-along Sale") on the terms and conditions set forth in this Section 10.5.

(b) Application of Transfer Restrictions. The provisions of this Section 10.5 shall only apply to the portion of the Transfers in which:

(i) the Company and ROFO Rightholders have not exercised their rights under Section 10.3 to purchase all of the Offered Units; and

(ii) the Company has elected to not exercise its drag-along right under Section 10.4 (if applicable).

(c) Sale Notice. Prior to the consummation of any Transfer of Units (or any Unit Equivalents of such Units) qualifying under Section 10.5(b) and after satisfying its obligations pursuant to Section 10.3, the Selling Member shall deliver to the Company and each other Class A Member holding Units (or any Unit Equivalents of such Units) a written notice (a "Sale Notice") of the proposed Tag-along Sale as soon as practicable following the expiration of the ROFO

Rightholder Option Period, and in no event later than five (5) Business Days thereafter. The Sale Notice shall make reference to the Tag-along Class A Members' rights hereunder and shall describe in reasonable detail:

(i) the aggregate number of Units (or any Unit Equivalents of such Units) the Proposed Transferee has offered to purchase;

(ii) the identity of the Proposed Transferee;

(iii) the proposed date, time and location of the closing of the Tag-along Sale;

(iv) the purchase price per applicable Unit and the other material terms and conditions of the Transfer; and

(v) a copy of any form of agreement proposed to be executed in connection therewith.

(d) Exercise of Tag-along Right.

(i) The Selling Member and each Tag-along Class A Member timely electing to participate in the Tag-along Sale pursuant to Section 10.5(d)(ii) shall have the right to Transfer in the Tag-along Sale the number of Units (and applicable Unit Equivalents, if any) equal to the product of (x) the aggregate number of Units (and applicable Unit Equivalents) that the Proposed Transferee proposes to buy as stated in the Sale Notice and (y) a fraction (A) the numerator of which is equal to the number of Units on a Fully Diluted Basis then held by the Selling Member or Tag-along Class A Member, as applicable, and (B) the denominator of which is equal to the number of Units on a Fully Diluted Basis then held by the Selling Member and all of the Tag-along Class A Members (such amount the "Tag-along Portion").

(ii) Each Tag-along Class A Member shall exercise its right to participate in a Tag-along Sale by delivering to the Selling Member a written notice (a "Tag-along Notice") stating its election to do so and specifying the number of Units and/or Unit Equivalents (up to its Tag-along Portion) to be Transferred by it no later than twenty (20) Business Days after receipt of the Sale Notice (the "Tag-along Period").

(iii) The election of each Tag-along Class A Member set forth in a Tag-along Notice shall be irrevocable, and such Tag-along Class A Member shall be bound and obligated to consummate the Transfer on the terms and conditions set forth in this Section 10.5.

(e) Remaining Portions.

(i) If any Tag-along Class A Member declines to exercise its right under Section 10.5(d)(i) or elects to exercise it with respect to less than its full Tag-Along Portion (the aggregate amount of Units resulting from all such unexercised Tag-Along Portions, the "Remaining Portion"), the Selling Member shall promptly deliver a written notice (a "Remaining Portion Notice") to those Tag-along Class A Members who have elected to Transfer their Tag-Along Portion in full (each, a "Fully Participating Tag-along Class A Member"). The Selling Member and each Fully Participating Tag-along Class A Member (with respect to any Remaining Portion) shall be entitled to Transfer, in addition to any applicable Units or Unit Equivalents already being Transferred, a number of Units (or applicable Unit Equivalents) held by it equal to the product of (x) the Remaining Portion and (y) a fraction (A) the numerator of which is equal to the number of Units (and applicable Unit Equivalents), as the case may be, then held by the Selling Member and each Fully Participating Tag-along Class A Member, as applicable and (B) the denominator of which is equal to the aggregate number of Units (and applicable Unit Equivalents), as the case may be, then held by the Selling Member and all Fully Participating Tag-along Class A Members.

(ii) Each Fully Participating Tag-along Class A Member shall exercise its right to participate in the Transfer described in Section 10.5(e)(i) by delivering to the Selling Member a written notice (a "Remaining Tag-along Notice") stating its election to do so and specifying the number of Units (or applicable Unit Equivalents), as the case may be (up to the amounts it may Transfer pursuant to Section 10.5(e)(i)), to be Transferred by it no later than five (5) Business Days after receipt of the Remaining Portion Notice.

(iii) The election by each Fully Participating Tag-along Class A Member set forth in a Remaining Tag-along Notice shall be irrevocable, and such Member shall be bound and obligated to consummate the Transfer on the terms and conditions set forth in this Section 10.5.

(f) Waiver. Each Tag-along Class A Member which does not deliver a Tag-along Notice in compliance with Section 10.5(d)(ii) shall be deemed to have waived all of such Tag-along Class A Member's rights to participate in the Tag-along Sale with respect to the Units (and/or Unit Equivalents) owned by such Tag-along Class A Member.

(g) Limitations on Ownership. Notwithstanding the foregoing, in the event that the procedures set forth in this Section 10.5 would result in a Person acquiring Units in excess of the limitations set forth in Section 3.5, the number of Units to be acquired by such Person from the Selling Member and each Tag-along Class A Member shall be proportionately reduced so as to result in an acquisition of Units that would not exceed the limitations set forth in Section 3.5.

(h) Conditions of Sale.

(i) Each Member participating in the Tag-along Sale shall receive the same consideration per Unit of each applicable type, class or series, as the case may be, after deduction of such Member's proportionate share of the related expenses in accordance with Section 10.5(j) below (it being understood that (A) the amount of consideration received by any particular Member shall be reduced, on a per-Unit basis, to account for any Tax

Advances made to such Member which have not yet been repaid through reduction of a subsequent Distribution to such Member in the manner set forth in Section 7.1, and (B) in case of any such reduction of consideration, any such Tax Advance shall be deemed repaid and shall not reduce any subsequent Distributions made to such Member). If any such Member is given an option as to the form and amount of consideration to be received, the same option shall be given to all such Members; provided, that in the event that the consideration to be received by the Selling Member is other than cash or marketable securities, each Tag-along Class A Member may, in its respective sole discretion, elect to receive, in lieu of such other consideration, cash consideration equal to the fair market value of such consideration (as such fair market value is determined in good faith by the Board) and otherwise on the same terms and conditions as the Tag-along Class A Members not receiving cash consideration. The proceeds of any Tag-along Sale which are paid to the Members and to which this Section 10.5 applies will be allocated among the Members based upon the classes of Units included in the Tag-along Sale by each of the Members as if the proceeds of such Tag-along Sale were paid to the Members pursuant to Section 13.3 of this Agreement in connection with a Distribution and the Units of the Members included in such Tag-along Sale were the only outstanding Units of the Company at the time of such Distribution.

(ii) Each Tag-along Class A Member shall make or provide the same representations, warranties, covenants, indemnities and agreements as the Selling Member makes or provides in connection with the Tag-along Sale; provided that:

(A) the Selling Member and each such Tag-along Class A Member shall be obligated to make individual representations and warranties only with respect to its title to and ownership of the applicable Units, authorization, execution and delivery of relevant documents, enforceability of such documents against the Selling Member or such Tag-along Class A Member, as applicable, and other matters relating to the Selling Member or such Tag-along Class A Member, as applicable, but not with respect to any of the foregoing with respect to any other Members or their Units;

(B) all representations, warranties, covenants and indemnities shall be made by the Selling Member and each Tag-along Class A Member, as applicable, severally and not jointly and any indemnification obligation shall be *pro rata* based on the consideration received by the Selling Member or each such Tag-along Class A Member, as applicable, in each case in an amount not to exceed the aggregate proceeds received by the Selling Member or each such Tag-along Class A Member, as applicable; and

(C) no Tag-along Class A Member (or any Affiliate thereof) shall be required to enter into (1) any non-compete, non-solicitation or no-hire provision, (2) a provision providing for the licensing of intellectual property or the delivery of any products or services, or (3) any other provision that is not a customary financial term related directly to the sale of such Tag-along Class A Member's Units pursuant to this Section 10.5.

(iii) Each holder of then currently exercisable Unit Equivalents with respect to a type, class or series of Units proposed to be Transferred in a Tag-along Sale shall be given an opportunity to convert such Unit Equivalents into the applicable type, class or series of Units prior to the consummation of the Tag-along Sale and participate in such sale as holders of such type, class or series of Units.

(i) Cooperation. Each Tag-along Class A Member shall take all actions as may be reasonably necessary to consummate the Tag-along Sale, including, without limitation, entering into agreements and delivering certificates and instruments, in each case, consistent with the agreements being entered into and the certificates being delivered by each Selling Member, but subject to Section 10.5(h)(ii).

(j) Expenses. The fees and expenses of the Selling Member incurred in connection with a Tag-along Sale and for the benefit of all Tag-along Class A Members (it being understood that costs incurred by or on behalf of the Selling Member for its sole benefit will not be considered to be for the benefit of all Tag-along Class A Members), to the extent not paid or reimbursed by the Company or the Proposed Transferee, shall be shared by the Selling Member and all the participating Tag-along Class A Members on a *pro rata* basis, based on the consideration received by each such Member; provided, that no Tag-along Class A Member shall be obligated to make any out-of-pocket expenditure prior to the consummation of the Tag-along Sale.

(k) Consummation of Sale. The Selling Member shall have sixty (60) days following the expiration of the Tag-along Period in which to consummate the Tag-along Sale, on terms not more favorable to the Selling Member than those set forth in the Tag-along Notice (which such sixty (60)-day period may be extended for a reasonable time not to exceed ninety (90) days to the extent reasonably necessary to obtain required approvals or consents from any Governmental Authority). If at the end of such period the Selling Member had not completed the Tag-along Sale, the Selling Member may not then effect a Transfer that is subject to this Section 10.5 without again fully complying with the provisions of this Section 10.5.

(l) Transfers in Violation of the Tag-along Right. If the Selling Member sells or otherwise Transfers to the Proposed Transferee any of its Units in breach of this Section 10.5, then each Tag-along Class A Member shall have the right to sell to the Selling Member, and the Selling Member undertakes to purchase from each Tag-along Class A Member, the number of Units of each applicable type, class or series that such Tag-along Class A Member would have had the right to sell to the Proposed Transferee pursuant to this Section 10.5, for a per Unit amount and form of consideration and upon the terms and conditions on which the Proposed Transferee bought such Units from the Selling Member, but without indemnity being granted by any Tag-along Class A Member to the Selling Member; provided, that nothing contained in this Section 10.5(l) shall preclude any Tag-along Class A Member from seeking alternative remedies against the Selling Member as a result of its breach of this Section 10.5. The Selling Member shall also reimburse each Tag-along Class A Member for any and all reasonable and documented out-of-pocket fees and expenses, including reasonable legal fees and expenses, incurred pursuant to the exercise or the attempted exercise of the Tag-along Class A Member's rights under this Section 10.5(l).

(m) Class A Units. The Members acknowledge and agree that for the purposes of determining whether and to what extent each Member is permitted to participate in the Tag-along Sale, Class A-1 Units and Class A-2 Units shall not be considered separate series.

10.6 Regulatory Hardship Transfers; Surrender Right.

(a) If (i) a Class A Member receives a directive from any Governmental Authority to divest any Units, (ii) a Class A Member determines in good faith and based on the advice of counsel (which may be in-house counsel) that (A) its continuing as a Member is legally impermissible, (B) it controls the Company for purposes of the BHCA, or the Home Owners' Loan Act of 1933, as amended, (C) as a result of a change in the business of the Company or any Company Subsidiary, it would be prohibited or materially restricted by Applicable Law from holding all or a portion of the Units, (D) its continuing as a Member would significantly and adversely affect its relationship with its applicable regulators or cause such Member significant reputational harm, or (E) the taking of any action by the Company or any Company Subsidiary would or could result in material legal consequences, material regulatory consequences or material reputational consequences to such Member or require such Member to file any application or notice for approval with its regulators or (iii) the SEC requires changes to the ownership or governance structure of MEMX LLC or the Company as contemplated herein, and such changes materially and adversely affect the rights and benefits expected with respect thereto as of the Effective Date by a Class A Member (in the case of each of the foregoing clauses (i), (ii) and (iii), a "Regulatory Hardship Determination"), such Class A Member shall promptly (but no later than ten (10) Business Days following such determination) notify the Company of such Regulatory Hardship Determination.

(b) Subject always to Sections 10.1 and 10.3, a Class A Member which has made a Regulatory Hardship Determination may Transfer all or a portion of its Units in accordance therewith; provided, that, in such event (i) Sections 10.1(a)(i) and 10.5 shall not apply to such Transfer, and (ii) all of the time periods applicable pursuant to Section 10.3 shall be reduced by half.

(c) A Class A Member which has (i) made a Regulatory Hardship Determination or (ii) otherwise determined that continued ownership of the Class A Units by such Class A Member would have a materially adverse impact on such Class A Member as a result of applicable regulatory laws, may, at any time thereafter and acting in its sole discretion, voluntarily surrender to the Company any or all of its Units at any time, for consideration of one dollar ($1.00), provided, that in such event Section 10.1(a)(i), Section 10.3 and Section 10.5 shall not apply.

10.7 Transfers of Class B Units. For the avoidance of doubt, without limiting any of the provisions set forth in this Article X, the Class B Units shall only be transferable if such Transfer is in compliance with the terms of the Incentive Plan.

ARTICLE XI
ADDITIONAL AGREEMENTS OF THE PARTIES

11.1 Confidentiality.

(a) Each party hereto (for the sake of clarity, the Company and each Member) acknowledges that during the term of this Agreement and in connection with this Agreement and the transactions contemplated hereby, it may have access to and become acquainted with trade secrets, proprietary information and confidential information belonging to one or more of the other parties hereto and their respective Affiliates that are not generally known to the public which the party disclosing such information (each such party, the "Disclosing Party") treats as confidential, in any format whatsoever (including oral, written, electronic or any other form or medium) (collectively, "Confidential Information"). In addition, each party to this Agreement receiving Confidential Information hereunder (each such party to this Agreement, the "Receiving Party") acknowledges that: (i) each Disclosing Party has invested, and continues to invest, substantial time, expense and specialized knowledge in developing its Confidential Information; (ii) the Confidential Information provides or may provide the applicable Disclosing Party with a competitive advantage over others in the marketplace; and (iii) the Disclosing Party may be irreparably harmed if the Confidential Information were disclosed. Without limiting the applicability of any other agreement to which any Receiving Party is subject, no Receiving Party shall, directly or indirectly through Affiliates or Representatives that receive Confidential Information hereunder, disclose or use (other than as permitted by any other agreement or document between the Receiving Party or the Disclosing Party or, in case of a Receiving Party that is a Member solely for the purposes of such Member monitoring and analyzing its investment in the Company or performing or having its Affiliates or Representatives (including Representatives of Affiliates) perform its or their respective duties as a Director, Alternate Director, Officer, employee, consultant or other service provider of the Company, as applicable) at any time, including, without limitation, use for personal, commercial or proprietary advantage or profit, either during the applicable Person's association or employment (as applicable) with the Disclosing Party or thereafter, any Confidential Information of which such Receiving Party is or becomes aware. Each Receiving Party in possession of Confidential Information shall take all commercially reasonable steps to safeguard such information and to protect it against disclosure, misuse, espionage, loss and theft.

(b) Nothing contained in Section 11.1(a) shall prevent any Receiving Party from disclosing Confidential Information: (i) upon the order of any court or administrative agency; (ii) upon the request or demand of any Governmental Authority; (iii) to the extent compelled by legal process or required or requested pursuant to subpoena, interrogatories or other discovery requests; (iv) if the Receiving Party believes in good faith that disclosure of such Confidential Information to a Governmental Authority is necessary, advisable, or appropriate; (v) to the extent necessary in connection with the exercise of any remedy hereunder; (vi) if such Receiving Party is a Member and the Company is the Disclosing Party, to other Members; (vii) to such Receiving Party's Representatives who, in the reasonable judgment of such Receiving Party, need to know such Confidential Information and are subject to confidentiality obligations or otherwise agree to be bound by the provisions of this Section 11.1 as if a Member or to otherwise keep Confidential Information confidential on terms no less protective of such information as set forth in this Section

11.1; or (viii) to any potential Permitted Transferee in connection with a proposed Transfer of Units from a Receiving Party that is a Member, as long as such Transferee agrees to be bound by the provisions of this Section 11.1 as if a Member; provided, that in the case of clause (i), (ii) or (iii), the applicable Receiving Party shall, if practicable and permitted by Applicable Law, and not in violation of an order of a court of competent jurisdiction or instructions of a prudential regulator, notify the Disclosing Party of the proposed disclosure as far in advance of such disclosure as practicable (but unless prohibited from doing so by any Applicable Law, not make any such disclosure before notifying the Disclosing Party) and use reasonable efforts to ensure that any Confidential Information so disclosed is accorded confidential treatment satisfactory to the Disclosing Party, when and if available.

(c) The restrictions of Section 11.1(a) shall not apply to Confidential Information that: (i) is or becomes generally available to the public other than as a result of a disclosure by a Receiving Party in violation of this Agreement; (ii) is or becomes available to a Receiving Party on a non-confidential basis prior to its disclosure to the Receiving Party or any of its Representatives in compliance with this Agreement; (iii) is or has been independently developed or conceived by the applicable Receiving Party without use of Confidential Information; or (iv) becomes available to the Receiving Party or any of its Representatives on a non-confidential basis from a source other than the applicable Disclosing Party; provided, that such source is not known by the Receiving Party to be bound by a confidentiality agreement or other duty of confidentiality with the Disclosing Party or any of its Representatives.

(d) Unless the Receiving Party agrees to receive, and notwithstanding anything to the contrary herein, no party shall disclose Confidential Information constituting material non-public information relating to any issuer of public market securities (including any information derived from such material non-public information), that would require such Receiving Party or its Affiliates to abstain from trading in the securities of any such issuer, or information that would in any other manner restrict such Receiving Party or its Affiliates' trading or brokerage activities or their ability to make any particular trade. Each Receiving Party and its Affiliates disclaim any duty with regard to the foregoing. Each Disclosing Party acknowledges and agrees that each Receiving Party and its Affiliates are in the business (such current and future businesses, the "Trading and Investment Business") of trading, investing and dealing in financial instruments and/or providing brokerage services, both for themselves and on behalf of clients and/or customers, and are in other businesses related to the financial services industry. Each Disclosing Party acknowledges that each Receiving Party's Trading and Investment Business competes with such Disclosing Party's businesses, including for customers, accounts, employees, and trading opportunities, and each Disclosing Party acknowledges and agrees that each Receiving Party and its Affiliates are free to continue to compete and operate their Trading and Investment Business without regard to this Agreement or any obligations hereunder. In no event shall this Agreement be deemed or construed as in any manner restricting the operation of the Trading and Investment Business by any Receiving Party or its Affiliates.

(e) In no event shall this Agreement or any obligations hereunder be deemed or construed as restricting any Receiving Party's or its Affiliates' development and use of materials, documents, data, strategies, analysis, customer lists, and/or information similar to or competitive with any Confidential Information disclosed by a Disclosing Party hereunder. No Receiving Party nor any of its Affiliates shall have any liability to a Disclosing Party, and such Disclosing Party waives and releases any claims under this Agreement or the obligations hereunder that it might have against a Receiving Party or any of its Affiliates, with respect to its operation of the Trading and Investment Business of the Receiving Party and its Affiliates now or in the future.

(f) The provisions of this Section 11.1 shall survive the dissolution, liquidation, winding up and termination of the Company.

11.2 Other Activities of Members.

(a) Subject to the terms and conditions of any other written agreement to the contrary, any Member (other than a Member which initially became a Member through receiving Class B Units or other interests in the Company pursuant to an equity incentive plan (including the Incentive Plan)), any Person employed by, related to or in any way Affiliated with any such Member (excluding, for the avoidance of doubt, any Officer or employee of the Company or any Company Subsidiary), Director, Alternate Director, or Board Observer (other than the CEO) (the "Permitted Persons") may:

(i) have business interests and engage in business activities in addition to those relating to the Company or any Company Subsidiary; and

(ii) engage in any lawful business or trade, profession, employment or activity whatsoever, regardless of whether any such activity actually or potentially competes, directly or indirectly, with the business or activities of the Company or any Company Subsidiary in each case for its own account, or in partnership or participation with, or as an employee, officer, director, stockholder, member, manager, trustee, general or limited partner, agent or representative of, any other Person, and no Permitted Person shall be required to devote its entire time (business or otherwise), or any particular portion of its time (business or otherwise) to the business of the Company or any of Company Subsidiary. Without limiting the generality of the foregoing, but subject to any other written agreement to which a Permitted Person may be party, each Permitted Person may (A) engage in the same or similar activities or lines of business as the Company or any Company Subsidiary or develop or market any products or services that actually or potentially compete, directly or indirectly, with those of the Company or any Company Subsidiary, (B) invest or own any interest in, or develop a business relationship with, any Person engaged in the same or similar activities or lines of business as, or otherwise in competition with, the Company or any Company Subsidiary and (C) do business with any client or customer of the Company or any Company Subsidiary. Neither the Company, any Company Subsidiary, any Permitted Person nor any Affiliate of any of the foregoing Persons, by virtue of this Agreement, shall have any rights in and to any such independent venture or the income or profits derived therefrom, regardless of whether or not such venture was initially presented to a Permitted Person as a direct or indirect result of its relationship with the Company or any Company Subsidiary.

(b) No Permitted Person shall have any obligation hereunder to present any business opportunity to the Company or any Company Subsidiary, even if the opportunity is one that the Company or a Company Subsidiary might reasonably have pursued or had the ability or desire to pursue, in each case, if granted the opportunity to do so, and no Permitted Person shall be liable to the Company or any Company Subsidiary, any Member (or any Affiliate thereof) or any other Person for breach of any fiduciary or other duty relating to the Company or any Company Subsidiary (whether imposed by Applicable Law or otherwise), solely by reason of the fact that the Permitted Person pursues or acquires such business opportunity, directs such business opportunity to another Person or fails to present such business opportunity, or information regarding such business opportunity, to the Company or any Company Subsidiary.

(c) Any repeal or modification of this Section 11.2 shall not adversely affect any right or protection of any Permitted Person existing prior to such repeal or modification.

(d) Subject to the terms of any other written agreement by any Member to the contrary, neither the Company, any Company Subsidiary, nor any other Member shall have any rights by virtue of this Agreement in any business interests or activities of any Member.

(e) Nothing in this Section 11.2 shall limit or otherwise prejudice any contractual rights the Company or any Company Subsidiary may have or obtain against any Person, or any director, officer or employee of any such Person.

11.3 Compliance with Law.

(a) The Company shall implement and maintain policies and procedures reasonably designed to ensure that the Company and the Company Subsidiaries comply with all Applicable Laws relating to international trade, economic sanctions, and export controls including but not limited to those administered by OFAC at 31 C.F.R. Part 500 to End, and the U.S. Export Administration Regulations at 15 C.F.R. Part 730 et. seq. and any other requirement applicable for any import, export controls and economic sanctions laws and regulations.

(b) The Company shall implement and maintain policies and procedures reasonably designed to prevent violations by the Company and the Company Subsidiaries of the FCPA and other applicable anti-bribery or anti-corruption laws, including but not limited to periodic training, to occur at the Company's discretion, of the Company's and the Company Subsidiaries' independent contractors, consultants and other agents.

(c) The Company shall implement and maintain policies and procedures reasonably designed to ensure compliance by the Company and the Company Subsidiaries with all Applicable Laws relating to the prevention of money laundering or terrorist financing of any Governmental Authority applicable to the Company or any Subsidiary of the Company or its property or in respect of its operations, including all applicable financial record-keeping, anti-money laundering program, customer identification program and suspicious activity reporting requirements of the Bank Secrecy Act as amended by the USA PATRIOT Act, and other anti-money laundering regulations at such time they become applicable to the Company or any Company Subsidiary.

(d) The Company shall implement and maintain policies and procedures reasonably designed to ensure compliance by the Company and the Company Subsidiaries with all Applicable Laws relating to disclosure of material non-public information (i) regarding any Person (whether or not the securities of such Person are publicly traded) with outstanding securities or whose securities are in the process of being offered for sale, or (ii) which the Company or any Company Subsidiary knows or reasonably should know the disclosure of which is prohibited or restricted.

(e) The Company shall, and shall cause the Company Subsidiaries to, ensure that no such entity takes any action, refrains from taking any action or enters into any transaction where such action, failure to act or transaction would (i) violate any Applicable Law (including, without limitation, applicable data protection or privacy laws) or (ii) reasonably be expected to result in adverse legal, compliance or regulatory consequences for the Company or any Company Subsidiary or any Member. Without limiting the generality of the foregoing, the Company shall, and shall cause all of the Company Subsidiaries to, ensure that they make all material required reports, notifications and disclosures to all applicable Governmental Authorities.

(f) The Company shall implement and maintain policies and procedures reasonably designed to ensure compliance by the Company and the Company Subsidiaries with all Applicable Laws relating to data protection and data privacy.

(g) The Company shall, and shall cause all of the other Company Subsidiaries to, comply in good faith in all material respects with all Applicable Laws relating to taxes, including filing, on a timely basis, all returns, declarations, forms, statements, reports, schedules, information returns or similar statements or documents, and any amendments thereof (including any related or supporting information or schedule attached thereto) required to be filed (including electronically) with any Governmental Authority in connection with the determination, assessment or collection of (i) any federal, state, local, provincial or foreign income or franchise taxes, including any interest, penalty, or addition thereto, and (ii) any sales, use, ad valorem, transfer, license, recording, employment (including federal and state income tax withholding, backup withholding, FICA, FUTA or other payroll taxes), environmental, excise, severance, stamp, occupation, premium, prohibited transaction, property, value added, net worth, gross receipts, or any other federal, state, local, provincial or foreign taxes, customs, tariffs, imposts, levies, duties, government fees or other like assessments or charges of any kind, and shall ensure that such tax returns are complete and accurate in all material respects.

(h) The Company shall comply with the federal securities laws and the rules and regulations promulgated thereunder and shall cooperate with the SEC, MEMX LLC, FINRA and any other SROs of which MEMX Execution Services LLC, a Subsidiary of the Company which plans to register with FINRA as a broker-dealer, is a member, pursuant to and to the extent of their respective regulatory authority. The Directors, Officers, employees and agents of the Company, by virtue of their acceptance of their respective positions, agree to comply, and shall comply, with the federal securities laws and the rules and regulations promulgated thereunder and shall be deemed to agree to cooperate with (i) the SEC and MEMX LLC in respect of the SEC's oversight responsibilities regarding MEMX LLC and the self-regulatory functions and responsibilities of MEMX LLC, and (ii) FINRA, any other SROs of which MEMX Execution Services LLC is a member, and MEMX Execution Services LLC in respect of FINRA's and any such other SRO's oversight responsibilities regarding MEMX Execution Services LLC, as applicable, and the Company shall take reasonable steps necessary to cause its Directors, Officers, employees and agents to so cooperate. No present or past member, employee, beneficiary, agent, customer, creditor, regulatory authority (or member thereof) or other Person (other than MEMX LLC and MEMX Execution Services LLC, which are intended third-party beneficiaries of this Section 11.3(h)) shall have any rights against the Company or any Director, Officer, employee or agent of the Company under this Section 11.3(h).

(i) No Member which initially became a Member as a result of receipt of Class B Units or other equity interests in the Company pursuant to an equity incentive plan (including the Incentive Plan) shall have any right to enforce the provisions, or to recover damages in the event of a breach of any provision, of this Section 11.3.

(j) All policies referred to in this Section 11.3 shall be developed by the Company in consultation with appropriate legal counsel.

11.4 Antitrust Practices and Guidelines.

(a) The Company shall retain respected, regular outside antitrust and competition counsel ("Antitrust Counsel") to advise the Company and the Company Subsidiaries as necessary with respect to antitrust and competition law considerations with respect to the business and operations thereof, including as set forth in Exhibit D.

(b) Attached as Exhibit D hereto are antitrust guidelines which shall be followed at all times by the Company, each Company Subsidiary, the Members, the Board, each committee of the Board, the board of directors or similar governing body of any Company Subsidiary and any committee of such a board of directors or similar governing body. The Company shall ensure that the Company Subsidiaries follow such guidelines.

11.5 Initial Public Offering

(a) Initial Public Offering. If at any time the Board desires to cause (i) a Transfer of all or a substantial portion of (x) the assets of the Company or (y) the Units to a newly organized corporation or other business entity (an "IPO Entity"), (ii) a merger or consolidation of the Company into or with a IPO Entity as provided under § 18-209 of the Delaware Act or otherwise, or (iii) another restructuring of all or substantially all the assets or Units of the Company into an IPO Entity, including by way of the conversion of the Company into a Delaware corporation as provided under § 18-216 of the Delaware Act (any such corporation also herein referred to as an "IPO Entity"), in any such case in anticipation of or otherwise in connection with an Initial Public Offering of securities of an IPO Entity or its Affiliate (an "Initial Public Offering"), each Member shall take such steps to effect such Transfer, merger, consolidation, conversion or other restructuring as may be reasonably requested by the Board, including, without limitation, executing and delivering all agreements, instruments and documents as may be reasonably required and Transferring or tendering such Member's Units to an IPO Entity in exchange or in consideration for shares of capital stock or other equity interests of the IPO Entity, determined in accordance with the valuation procedures set forth in Section 11.5(b). The members of the Board and the Company will cooperate in good faith to structure any such Initial Public Offering in a tax-efficient manner.

(b) Fair Market Value. In connection with a transaction described in Section 11.5(a), the Board shall, in good faith but subject to the following sentence, determine the Fair Market Value of the assets and/or Units Transferred to, merged with or converted into shares of the IPO Entity, the aggregate Fair Market Value of the IPO Entity and the number of shares of capital stock or other equity interests to be issued to each Member in exchange or in consideration therefor. In determining Fair Market Value, (i) the offering price of the Initial Public Offering shall be used by the Board to determine the Fair Market Value of the capital stock or other equity interests of the IPO Entity and (ii) the Distributions that the Members would have received with respect to their Units if the Company were dissolved, its affairs wound up and Distributions made to the Members in accordance with Section 13.3(c) shall determine the Fair Market Value of the Units. In addition, any Units to be converted into or redeemed or exchanged for shares of the IPO Entity shall receive shares of voting common stock with substantially equivalent economic, priority and other rights and privileges as in effect immediately prior to such transaction (disregarding the tax treatment of such transaction).

(c) Lock-up Agreement. Each Member hereby agrees that in connection with an Initial Public Offering, and upon the request of the managing underwriter in such offering, such Member shall not, without the prior written consent of such managing underwriter, during the period commencing 180 days prior to the effective date of such registration and ending on the date specified by such managing underwriter (such period not to exceed 180 days), (i) offer, pledge, sell, contract to sell, grant any option or contract to purchase, purchase any option or contract to sell, hedge the beneficial ownership of or otherwise dispose of, directly or indirectly, any Units or Unit Equivalents (including any equity securities of the IPO Entity), or (ii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of such securities, whether any such transaction described in clause (i) or (ii) above is to be settled by delivery of Units or Unit Equivalents (including equity securities of the IPO Entity) or such other securities, in cash or otherwise. The foregoing provisions of this Section 11.5(c) shall not apply to sales of securities to be included in such Initial Public Offering or other offering if otherwise permitted, and shall be applicable to the Members only if all Directors and Officers of the Company and all Members owning more than 1% of the Company's outstanding Units (or the IPO Entity's equivalent common equity securities) are subject to the same restrictions. Each Member agrees to execute and deliver such other agreements as may be reasonably requested by the Company or the managing underwriter which are consistent with the foregoing or which are necessary to give further effect thereto. Notwithstanding anything to the contrary contained in this Section 11.5(c), each Member shall be released, pro rata, from any lock-up agreement entered into pursuant to this Section 11.5(c) in the event and to the extent that the managing underwriter or the Company permit any discretionary waiver or termination of the restrictions of any lock-up agreement pertaining to any Director, Officer or holder of greater than one percent (1%) of the Company's outstanding Units (or the IPO Entity's equivalent common equity securities). Notwithstanding the foregoing and for the avoidance of doubt, it is understood and agreed that nothing contained herein shall in any way limit a Member or any Affiliate of a Member from engaging in any brokerage, investment advisory, financial advisory, anti-raid advisory, principaling, merger and advisory, financing, asset management, trading, market making, arbitrage, investment activity, or similar activities conducted in the ordinary course of business of such Member or its Affiliates.

(d) Registration Rights. Upon a decision by the Board to pursue an Initial Public Offering, the Company shall enter, or shall ensure that the IPO Entity enters, as applicable, into a registration rights agreement, upon commercially reasonable terms, with any Member requesting such agreement with respect to the registration of its Units (or the capital stock into which Units are converted) with customary terms and conditions and in form and substance approved by a the Board; provided that such registration rights agreement shall include (i) customary demand registration rights (including at least three (3) such demands for each Class A Member), that (A) otherwise apply equally to all Members, (B) apply only after an Initial Public Offering, and (C) are subject to customary minimum thresholds, (ii) customary piggyback registration rights available to all Members on a pro rata basis in accordance with their *pro rata* ownership in the Company or the IPO Entity, as applicable and (iii) an obligation of the Company to pay for all registration expenses, which shall include the fees and expenses of one special counsel for the participating Members.

11.6 Use of Name and Trade Marks.

(a) Except to the extent required under Applicable Law or unless permitted by the terms of a separate agreement between a Member or an Affiliate of a Member and the Company, no Member shall, without the prior written consent of the Company (which consent may be given or withheld in the Company's sole discretion), (i) use in advertising, publicity or otherwise (including press releases) the name of the Company or any Company Subsidiary or their respective employees, or any Proprietary Identifier owned or used by the Company or any Company Subsidiary, or (ii) represent, directly or indirectly, that any product or any service provided by such Member has been approved, endorsed, recommended or provided by, or in association with, the Company or any Company Subsidiary.

(b) Except to the extent the Company is permitted to do so pursuant to an agreement between the Company and the Member in question relating to Company's use of such Member's Proprietary Identifiers, the Company shall not, without the prior written consent of such Member for each instance (which consent may be given or withheld in such Member's sole discretion), (i) use in advertising, publicity or otherwise (including press releases) the name of any Member or its Affiliates (other than, if applicable, the Company and any Company Subsidiary) or employees, or any Proprietary Identifier owned or used by a Member or its Affiliates (other than, if applicable, the Company and any Company Subsidiary), (ii) represent, directly or indirectly, that any product or any service provided by the Company or any of Company Subsidiary has been approved, endorsed, recommended or provided by, or in association with, any Member or its Affiliates (other than, if applicable, the Company and any Company Subsidiary) or (iii) disclose to any non-Member that such Member has any interest in the Company or any of its Subsidiaries except as required by Applicable Law or if such information becomes publicly available; provided, that if the Company or any Company Subsidiary is required under Applicable Law to disclose any information about a Member or any of its Affiliates in connection with any regulatory filing or regulatory application of the Company or any Company Subsidiary that is permitted under this Agreement the Company shall provide, or shall ensure that the applicable Company Subsidiary provides, such Member (A) a copy of such proposed disclosure as soon as reasonably practicable, but in no event less than fifteen (15) days prior to making such filing or application, and (B) such other information reasonably requested by such Member in connection with such filing or application, in each case to the extent permitted by Applicable Law.

(c) Except as required by Applicable Law or if such information becomes publicly available, no Member (the "Using Member") shall, without the prior written consent of the applicable other Member in each instance (which consent may be given or withheld in such other Member's sole discretion), disclose to any non-Member that such other Member (other than an Affiliate of such disclosing Member) has any interest in the Company or any of its Subsidiaries, or is a party to this Agreement or any ancillary agreements contemplated hereby; provided, that a Using Member or any of its Affiliates may provide such information if requested by a regulator having jurisdiction over such Using Member or any of its Affiliates and in such event such Using Member shall provide, or shall ensure that the applicable Affiliate thereof provides, such other Member prior notice, as soon as reasonably practicable, of such disclosure to the extent permitted by Applicable Law.

11.7 Certain Regulatory Matters. The Members and the Company agree that if the exercise by a Member (such Member, the "Acting Member") of its rights hereunder (including pursuant to Sections 3.9, 3.10, 8.11 or 10.6) is reasonably likely to result in adverse legal or regulatory consequences for another Member, including causing any such other Member to (a) hold an ownership interest in the Company greater than the thresholds prescribed in Section 3.6, (b) control the Company for purposes of the BHCA, or the Home Owners' Loan Act of 1933, as amended, or (c) become an affiliated person, within the meaning of Section 2(a)(3) of the Investment Company Act of 1940, as amended, of MEMX LLC, the Company shall work with any affected Member and shall use commercially reasonable efforts to eliminate or minimize such adverse legal or regulatory consequences.

11.8 Agreements Regarding Certain Matters Relating to MEMX LLC. Subject to Applicable Law, each Member shall use (or shall ensure that any of its respective Affiliates that it determines, in its sole discretion, are to be Exchange Members use) good faith efforts to take such actions as are necessary (including building or acquiring the necessary technology) to enable such Member (or its Affiliates, as applicable) to, prior to the Operational Date (as defined in the Restated MEMX LLC Agreement), connect to the national securities exchange known as MEMX LLC in a manner that would permit such Member (or its Affiliates, as applicable) to use such national securities exchange in a fair, equitable and non-discriminatory manner. Nothwithstanding the foregoing, the Company and the Members agree that the provisions of this Section 11.8 shall not apply to (i) any Member which does not operate, or have an Affiliate which operates, a U.S.-registered broker-dealer that executes transactions directly on U.S. exchanges or (ii) BlackRock or any of its Affiliates, and neither BlackRock and its Affiliates nor any such Member shall have any obligations hereunder.

ARTICLE XII
INFORMATION RIGHTS; ACCOUNTING; TAX MATTERS

12.1 Information Rights. Subject to Exhibit D, as long as (x) a Class A Member (other than a holder of Class B Units or other equity interests in the Company received pursuant to an equity incentive plan (including the Incentive Plan)) holds 2,500,000 Class A Units (subject to adjustment in the event of any Unit split, Unit combination, reorganization, reclassification, recapitalization or the like), or (y) notwithstanding the provisions of clause (x), is subject to or has an Affiliate subject to, the BHCA or the Home Owners' Loan Act of 1933, as amended (each Class A Member to which clause (x) or clause (y) above applies, a "Qualified Class A Member"), the Company shall furnish to such Qualified Class A Member the following:

(a) within thirty (30) calendar days after the close of each calendar month (other than the last calendar month of a fiscal quarter), a management report for such month in such form and with such substance as determined by the CEO but including, at a minimum an unaudited consolidated balance sheet of the Company and the Company Subsidiaries as of the end of such month, together with related statements of operations, income and cash flow for such month (and the current year to date);

(b) within thirty (30) calendar days after the close of each fiscal quarter (other than the fourth quarter), an unaudited consolidated balance sheet of the Company and the Company Subsidiaries as of the end of such quarter, together with related statements of operations, income and cash flow for such quarter (and the current year to date) and a management report for such quarter (and the current year to date) in such form and with such substance as determined by the CEO together with a statement showing all amounts credited and debited to each Member's Capital Account and each Member's distributive share, for federal income tax purposes, of income, gains, deductions, losses and credits (or items thereof) arising out of Company operations, as required by Applicable Law;

(c) as soon as available, and in any event within one hundred twenty (120) days after the end of each Fiscal Year, audited consolidated balance sheets of the Company and the Company Subsidiaries as at the end of each such Fiscal Year and audited consolidated statements of income, cash flows and Members' equity for such Fiscal Year, in each case setting forth in comparative form the figures for the previous Fiscal Year, accompanied by the certification of independent certified public accountants of recognized national standing selected by the Board, certifying to the effect that, except as set forth therein, such financial statements have been prepared in accordance with GAAP, applied on a basis consistent with prior years, and fairly present in all material respects the financial condition of the Company and Company Subsidiaries as of the dates thereof and the results of their operations and changes in their cash flows and Members' equity for the periods covered thereby;

(d) any report, presentation, management-prepared update, or other information of general applicability to all Members that is provided to any Member;

(e) prompt reports of the initiation or settlement of, or material developments in, any action or proceeding involving the Company or any Company Subsidiary;

(f) the Company's Annual Budget promptly, and in any event within ten (10) calendar days after such Annual Budget is approved by the Board by Supermajority Board Vote;

(g) to the extent permitted by Applicable Law, notification (which shall be delivered reasonably promptly after an Officer receives written notice or otherwise has actual knowledge of such matter) of (i) any material violation or breach of any Applicable Law or internal compliance policy by the Company or any Company Subsidiary, (ii) any criminal or regulatory investigation or proceeding against the Company or any Company Subsidiary, (iii) any event or occurrence with respect to the Company or any Company Subsidiary that would, or would reasonably be expected to, result in a material violation or breach of any Applicable Law or internal compliance policy or require reporting to a Governmental Authority, or (iv) any other event or occurrence with respect to Company or any Company Subsidiary that would or could reasonably be expected to result in adverse legal or regulatory consequences for any Member or any of its respective Affiliates. Notwithstanding the foregoing, the Qualified Class A Members shall have no right to receive pursuant to this Section 12.1(g) any (A) information, material, data or documents the provision of which to such Qualified Class A Member would, in the reasonable judgment of the Board, result in a waiver of any applicable legal privilege or that is not permitted to be disclosed under Applicable Law or (B) trade secrets of the Company or any Company Subsidiary or any similar materials;

(h) without limiting the generality of clause (g) above, prompt notice of any event or occurrence with respect to the Company or a Company Subsidiary that would or could reasonably be expected to result in adverse legal or regulatory consequences for such Qualified Class A Member or any of its Affiliates, including any action that could reasonably be expected to result in a violation of any regulation or statute administered by OFAC or of the FCPA or any other applicable anti-bribery or anti-corruption laws; and

(i) with reasonable promptness, such other information and data as a Qualified Class A Member may from time to time reasonably request; provided that Qualified Class A Members shall have no right to receive pursuant to this Section 12.1(i) any (i) information, material, data or documents the provision of which to such Qualified Class A Member would, in the reasonable judgment of the Board, result in a waiver of any applicable legal privilege or that is not permitted to be disclosed under Applicable Law (including antitrust and competition laws), (ii) trade secrets of the Company or any Company Subsidiary or any similar materials or (iii) any information which the Company is not permitted to provide to a Qualified Class A Member pursuant to this Agreement or under Applicable Law.

12.2 Inspection Rights; Books and Records.

(a) All corporate, financial and similar records, reports and documents of the Company, including, without limitation, all financial statements, books and records and minutes of proceedings shall be maintained at a location within the United States. Upon reasonable notice from a Qualified Class A Member, the Company shall, and shall cause its Directors, Alternate Directors Officers and employees to, afford each Qualified Class A Member and its Representatives reasonable access during normal business hours to the corporate, financial and similar records, reports and documents of the Company, including, without limitation, all financial statements, books and records and minutes of proceedings, and to permit each Qualified Class A Member and its Representatives to examine such documents and make copies thereof. The foregoing right of inspection shall be subject to (a) any limitations or restrictions reasonably determined by the Board from time to time and (b) the limitations set forth in Section 12.2(c).

(b) To the extent Company's corporate, financial and similar records, reports and documents, including all financial statements, books and records and minutes of proceedings, are related to the activities of MEMX LLC, such corporate, financial and similar records, reports and documents, including all financial statements, books and records and minutes of proceedings, as well as premises, Directors, Alternate Directors, Officers, employees and agents of the Company shall be deemed to be the corporate, financial and similar records, reports and documents, including all financial statements, books and records and minutes of proceedings, as well as premises, directors, officers, employees or agents, as applicable, of MEMX LLC for the purposes of, and subject to oversight pursuant to, the Exchange Act. For so long as the Company shall Control, directly or indirectly, MEMX LLC or MEMX Execution Services LLC, the Company's corporate, financial and similar records, reports and documents, including all financial statements, books and records and minutes of proceedings shall be subject at all times to inspection and copying by the SEC and MEMX LLC (and to the extent such records and documents relate to the activities of MEMX Execution Services LLC, FINRA, any other SROs of which MEMX Execution Services LLC is a member, and MEMX Execution Services LLC); provided that such corporate, financial and similar records, reports and documents, including all financial statements, books and records and minutes of proceedings are related to the operation or administration of MEMX LLC or MEMX Execution Services LLC, as applicable.

(c) All books and records of MEMX LLC reflecting confidential information pertaining to the self-regulatory function of MEMX LLC (including but not limited to disciplinary matters, trading data, trading practices and audit information) that shall come into the possession of the Company, and the information contained in those books and records, shall be retained in confidence by the Company and the Directors, Alternate Directors, Officers, employees and agents of the Company and shall not be used for any non-regulatory purposes. Notwithstanding the foregoing sentence, nothing in this Agreement shall be interpreted so as to limit or impede the rights of the SEC or MEMX LLC to access and examine such confidential information pursuant to the U.S. federal securities laws and the rules and regulations thereunder, or to limit or impede the ability of any Directors, Alternate Directors, Officers, employees or agents of the Company to disclose such confidential information to the SEC or MEMX LLC.

12.3 Partnership Representative.

(a) For purposes of this Section 12.3, unless otherwise specified, all references to provisions of the Code shall be to such provisions as enacted by the Bipartisan Budget Act of 2015 as such provisions may be modified from time to time (the "BBA").

(b) The Board shall identify a Person to act as the Company's designated "partnership representative" within the meaning of Code Section 6223 (the "Partnership Representative"). The Partnership Representative and any "designated individual" within the meaning of Treasury Regulations Section 301.6223-1(b)(3)(ii) shall have sole authority to act on behalf of the Company for purposes of Subchapter C of Chapter 63 of the Code and any comparable provisions of state or local income tax laws (the "Partnership Audit Rules"), subject to advice by the Company's tax advisors and approval by the Board of any material elections or decisions.

(c) If the Company qualifies to elect pursuant to Code Section 6221(b) (or successor provision) to have Subchapter C of Chapter 63 of the Code not apply to any federal income tax audits and other proceedings, the Partnership Representative shall, upon the instructions of the Board, cause the Company to make such election.

(d) If any "partnership adjustment" (as defined in Code Section 6241(2)) is determined with respect to the Company, the Partnership Representative shall promptly notify the Board upon the receipt of a notice of final partnership adjustment, and shall take such actions as directed by the Board, including whether to file a petition in tax court, cause the Company to pay the amount of any such adjustment under Code Section 6225, or make the election under Code Section 6226 or take any other action authorized by the Partnership Audit Rules. The Partnership Representative shall promptly notify each Member of any audit or contest relating to a tax return (or other tax matter) of the Company or any of its Subsidiaries and shall use commercially reasonable efforts to keep each Member reasonably informed with respect to such audit or contest.

(e) If any "partnership adjustment" (as defined in Code Section 6241(2)) is finally determined with respect to the Company and the Partnership Representative has not caused the Company to make the election under Code Section 6226, then (i) the Members shall take such actions requested by the Partnership Representative; (ii) the Partnership Representative shall use commercially reasonable efforts to make any modifications available under Code Section 6225(c)(3), (4) and (5); and (iii) any "imputed underpayment" (as determined in accordance with Code Section 6225) or partnership adjustment that does not give rise to an imputed underpayment, shall be apportioned among the Members of the Company for the taxable year in which the adjustment is finalized in such manner as may be necessary (as determined by the Partnership Representative in good faith based on the advice of legal or tax counsel to the Company and subject to approval of the Board) so that, to the maximum extent possible, the tax and economic consequences of the partnership adjustment and any associated interest and penalties are borne by the Members based upon their interests in the Company for the reviewed year. Notwithstanding the foregoing, the Partnership Representative and the Company shall not (1) take any action that would cause a Member to be required to file amended tax returns in accordance with Code Section 6225(c)(2)(A) (or any similar provisions under state or local law), without the advance written consent of each such Member or (2) elect the alternative "pull-in" procedure in accordance with

Section 6225(c)(2)(B) of the Code (or any similar provisions under state or local law) in accordance with Code Section 6225(c)(2)(B), without the advance written consent of the Members holding at least a majority of the outstanding Units.

(f) If any Company Subsidiary (i) pays any partnership adjustment under Code Section 6225, (ii) requires the Company to file an amended tax return and pay associated taxes to reduce the amount of a partnership adjustment imposed on such Company Subsidiary, or (iii) makes an election under Code Section 6226, the Partnership Representative shall cause the Company to make the administrative adjustment request provided for in Code Section 6227 consistent with the principles and limitations set forth in Sections 12.13(d)-(e) above for partnership adjustments of the Company, and the Members shall take such actions reasonably requested by the Partnership Representative in furtherance of such administrative adjustment request.

(g) The obligations of each Member or former Member under this Section 12.3 shall survive the transfer or redemption by such Member of its Units and the termination of this Agreement or the dissolution of the Company.

(h) For the avoidance of any doubt, in the event of a tax audit of a Member relating to income or credits derived from the Company, the Company shall use commercially reasonable efforts to cooperate with such Member in good faith (at the cost and expense of the Member).

12.4 Annual Budget.

(a) At least forty-five (45) calendar days prior to the start of any Fiscal Year (beginning with the Fiscal Year starting on January 1, 2020), the Company shall prepare and deliver to the Board an annual budget setting forth all reasonably anticipated expenses of the Company and the Company Subsidiaries on a consolidated basis during the course of the upcoming Fiscal Year (the "Annual Budget"). If the Board, by Supermajority Board Vote, does not approve a proposed Annual Budget in its entirety prior to the start of a Fiscal Year, (i) those line items of the proposed Annual Budget that have been approved by the Board, if any, shall constitute the Annual Budget with respect to the matters set forth therein and (ii) with respect to those line items of the Annual Budget that have not been approved by the Board, the Annual Budget from the prior Fiscal Year with respect to those line items shall remain in effect until such line items are approved by the Board.

(b) The Company and the Board shall allocate sufficient funds in each Annual Budget or variance thereto (as reasonably determined by the Board in good faith) in order to permit the Company and the Company Subsidiaries to adequately comply with their legal, regulatory and compliance obligations during such Fiscal Year under Applicable Law and as set forth in this Agreement.

(c) The Company shall, and shall cause the other Company Subsidiaries to, be managed in accordance with the Annual Budget (as in effect from time to time), and not take actions that are not consistent with the Annual Budget (as in effect from time to time) except as may be approved by the Board by the applicable vote required hereunder for such action. Notwithstanding the foregoing, until the third (3rd) anniversary of the Effective Date no approval of the Board shall be required for variances in the aggregate amount of the expenditures set forth in the Annual Budget of less than fifteen percent (15%); provided, that the CEO promptly notifies the Board of any such expenditures that constitute such a variance. Upon the expiration of such three (3)-year period, the Board shall determine, by Supermajority Board Vote, what level of discretion the CEO shall have with respect to variances from the Annual Budget.

12.5 Tax Returns. At the expense of the Company, the Board (or any Officer that it may designate pursuant to Section 8.14) shall endeavor to cause the preparation and timely filing (including extensions) of all tax returns required to be filed by the Company pursuant to the Code as well as all other required tax returns in each jurisdiction in which the Company and the Company Subsidiaries own property or do business. As soon as reasonably possible after the end of each Fiscal Year, the Board or designated Officer shall cause to be delivered to each Person who was a Member at any time during such Fiscal Year, IRS Schedule K-1 to Form 1065 and such other information with respect to the Company as may be necessary for the preparation of such Person's federal, state and local and foreign income tax returns for such Fiscal Year or the payment of such Person's taxes (including estimated taxes or a quarterly or other basis); provided, however, that if the Company is unable to provide such IRS Schedule K-1 to Form 1065 and such other information within ninety (90) days after the end of a Fiscal Year, the Company shall, within such time period, provide the Members with estimated information sufficient to permit the Members to file his, her or its U.S. federal and state income tax returns for such taxable year on an estimated basis, and thereafter the Company shall provide the Members with a final IRS Schedule K-1 to Form 1065 and such other information for such Fiscal Year as soon as such final IRS Schedule K-1 to Form 1065 and such other information is able to be prepared (provided that in no event shall such final IRS Schedule K-1 to Form 1065 and such other information be provided more than one hundred twenty (120) days after the end of a Fiscal Year).

12.6 Company Funds. All funds of the Company shall be deposited in its name, or in such name as may be designated by the Board, in such checking, savings or other accounts, or held in its name in the form of such other investments as shall be designated by the Board. The funds of the Company shall not be commingled with the funds of any other Person. All withdrawals of such deposits or liquidations of such investments by the Company shall be made exclusively upon the signature or signatures of such Officer or Officers as the Board may designate.

ARTICLE XIII
DISSOLUTION AND LIQUIDATION

13.1 Events of Dissolution. The Company shall be dissolved and its affairs wound up only upon the occurrence of any of the following events:

(a) By determination of the Board by Supermajority Board Vote.

(b) The sale, exchange, involuntary conversion, or other disposition or Transfer of all or substantially all the assets of the Company; or

(c) The entry of a decree of judicial dissolution under § 18-802 of the Delaware Act; or

(d) Within ten (10) days following the occurrence of any of the following events, provided, however, that for this clause (d) the Board may determine by majority vote not to dissolve the Company:

(i) the SEC has not approved the application of MEMX LLC as a national securities exchange (the "Exchange Application") by March 5, 2021; or

(ii) prior to the approval of the Exchange Application, the SEC requires changes to the ownership or governance structure of MEMX LLC or the Company as contemplated herein, and such changes materially and adversely affect the rights and benefits expected with respect thereto as of the Effective Date by the Market Maker Class A Members, the Bank Class A Members or the Retail Broker Class A Members; provided, that the foregoing shall not apply to (A) any rights contemplated herein or in the Restated MEMX LLC Agreement regarding the right of any Class A Member, including each Excluded Class A Member, to have an observer attend or participate in meetings of the Exchange Board or (B) any provisions of the Restated MEMX LLC Agreement relating to governance of MEMX LLC which include concepts that were not included in the constitutive documents of any other national securities exchange which were approved by the SEC.

13.2 Effectiveness of Dissolution. Dissolution of the Company shall be effective on the day on which the event described in Section 13.1 occurs, but the Company shall not terminate until the winding up of the Company has been completed, the assets of the Company have been distributed as provided in Section 13.3 and the Certificate of Formation shall have been cancelled as provided in Section 13.4.

13.3 Liquidation. If the Company is dissolved pursuant to Section 13.1, the Company shall be liquidated and its business and affairs wound up in accordance with the Delaware Act and the following provisions:

(a) Liquidator. The Board, or, if the Board is unable to do so, a Person selected by the holders of a majority of the Units, shall act as liquidator to wind up the Company (the "Liquidator"). The Liquidator shall have full power and authority to sell, assign, and encumber any or all of the Company's assets and to wind up and liquidate the affairs of the Company in an orderly and business-like manner.

(b) Accounting. As promptly as possible after dissolution and again after final liquidation, the Liquidator shall cause a proper accounting to be made by a recognized firm of certified public accountants of the Company's assets, liabilities and operations through the last day of the calendar month in which the dissolution occurs or the final liquidation is completed, as applicable.

(c) Distribution of Proceeds. The Liquidator shall liquidate the assets of the Company and distribute the proceeds of such liquidation (the "Liquidation Proceeds") in the following order of priority, unless otherwise required by mandatory provisions of Applicable Law:

(i) First, to the payment of all of the Company's debts and liabilities to its creditors (including Members, if applicable) and the expenses of liquidation (including sales commissions incident to any sales of assets of the Company);

(ii) Second, to the establishment of and additions to reserves that are determined by the Board in its sole discretion to be reasonably necessary for any contingent unforeseen liabilities or obligations of the Company;

(iii) Third, with respect to each outstanding Class A Unit, an amount equal to the unreturned Capital Contributions; provided that the amount of unreturned Capital Contributions with respect to each outstanding Class A Unit shall be reduced by the amount of any Distributions made with respect to such Class A Unit; provided further that such amounts will be distributed to the Members *pro rata* in accordance with their unreturned Capital Contributions;

(iv) Fourth, with respect to each outstanding Class A Unit and vested Class B Unit, an amount equal to the remaining Liquidation Proceeds divided by aggregate number of all Class A Units and vested Class B Units outstanding at the time of the Distribution which are entitled to participate in the Distribution (taking into account the computational rules of Section 13.3(d)); and

(v) Notwithstanding Section 13.3(c)(iv), in the case of a holder of vested Class B Units, the Liquidation Proceeds shall be distributed to the holder of such vested Class B Unit only to the extent such Liquidation Proceeds exceed the Participation Threshold with respect to such vested Class B Unit. Distributions limited by the foregoing sentence shall be reduced by the applicable Class B Unit's Participation Threshold and shall, in lieu of distribution to the holder of such Class B Unit, be distributed *pro rata* to the Class A Units and the Class B Units not subject to such a limitation.

(d) Application of Participation Threshold. If immediately prior to a distribution under Section 13.3(c)(iv), the Participation Threshold with respect to any vested Class B Unit is greater than or equal to the amount that is determined by dividing (1) the sum of (x) the amount that is to be distributed under Section 13.3(c)(iv), as applicable, plus (y) the aggregate remaining Participation Thresholds for all outstanding vested Class B Units (including such Class B Unit) that have a Participation Threshold that is less than that of such Class B Unit by (2) the total number of Units, excluding all vested Class B Units with a Participation Threshold greater than that of such Class B Unit, such Class B Unit shall not participate in such distribution and for purposes of determining the amount distributable with respect to each Unit with respect to such distribution such Class B Unit shall not be treated as outstanding. This clause (d) shall be applied first to the vested Class B Units having the greatest Participation Threshold and then seriatim to the vested

Class B Units having the next greatest Participation Threshold until all vested Class B Units have been evaluated in the descending order of their Participation Thresholds.

(e) Profits Unit Cap. The amount distributable with respect to a Class B Unit on liquidation shall not exceed the excess of (1) the sum of (i) the amounts available for distribution pursuant to Section 13.3(c)(iii) and Section 13.3(c)(iv) (such amount, the "Aggregate Liquidation Proceeds") plus (ii) the amount of distributions made pursuant to Section 7.2 after the date such Class B Unit was granted (but not including any such distributions made with respect to such Class B Unit) less (2) the Aggregate Liquidation Proceeds that would have been so available if the Company had, immediately before such Class B Unit was granted, wound up its affairs, sold all of its assets for cash equal to their then fair market values, repaid all of its creditors, and distributed all remaining proceeds to the Members in complete liquidation (the excess of (1) over (2), for a particular Class B Unit, the "Profits Unit Cap"). For the sake of clarity, each Class B Unit shall have its own Profits Unit Cap. To avoid double counting, any Profits Unit Caps that are attributable in whole or in part to the same increase in Company value (the excess of clause (1) above over clause (2) above) shall be aggregated, and to the extent the sum of such Profits Unit Caps exceed such increase in Company value, each such Profits Unit Cap shall be reduced appropriately using a pro rata methodology that is consistent with Internal Revenue Service Revenue Procedures 93-27 and 2001-43. For example, if two Class B Units are granted at the same time and are the only Class B Units granted before liquidation of the Company, each Class B Unit shall have a Profits Unit Cap equal to half of the increase in Company value (the excess of clause (1) above over clause (2) above) from the date of grant to the date of liquidation. However, the foregoing Profits Unit Cap limitation shall not be construed to prevent the holders of Class B Units from receiving proceeds from a sale of Class B Units whether pursuant to Article X or otherwise.

(f) Discretion of Liquidator. Notwithstanding the provisions of Section 13.3(c) that require the liquidation of the assets of the Company, but subject to the order of priorities set forth in Section 13.3(c), if upon dissolution of the Company the Liquidator determines that an immediate sale of part or all of the Company's assets would be impractical or could cause undue loss to the Members, the Liquidator may defer the liquidation of any assets except those necessary to satisfy Company liabilities and reserves, and may, in its absolute discretion, Distribute to the Members, in lieu of cash, as tenants in common and in accordance with the provisions of Section 13.3(c), undivided interests in such Company assets as the Liquidator deems not suitable for liquidation. Any such Distribution in kind shall be subject to such conditions relating to the disposition and management of such properties as the Liquidator deems reasonable and equitable and to any agreements governing the operating of such properties at such time. For purposes of any such Distribution, any property to be Distributed shall be valued at its Fair Market Value.

13.4 Cancellation of Certificate. Upon completion of the Distribution of the assets of the Company as provided in Section 13.3(c) hereof, the Company shall be terminated and the Liquidator shall cause the cancellation of the Certificate of Formation in the State of Delaware and of all qualifications and registrations of the Company as a foreign limited liability company in jurisdictions other than the State of Delaware and shall take such other actions as may be necessary to terminate the Company.

13.5 Survival of Rights, Duties and Obligations. Dissolution, liquidation, winding up or termination of the Company for any reason shall not release any party from any Loss which at the time of such dissolution, liquidation, winding up or termination already had accrued to any other party or which thereafter may accrue in respect of any act or omission prior to such dissolution, liquidation, winding up or termination. For the avoidance of doubt, none of the foregoing shall replace, diminish or otherwise adversely affect any Member's right to indemnification pursuant to Section 14.3.

13.6 Recourse for Claims. Each Member shall look solely to the assets of the Company for all Distributions with respect to the Company, such Member's Capital Account, and such Member's share of Net Income, Net Loss and other items of income, gain, loss and deduction, and shall have no recourse therefor (upon dissolution or otherwise) against the Board, the Liquidator or any other Member.

ARTICLE XIV
EXCULPATION AND INDEMNIFICATION

14.1 Exculpation of Covered Persons.

(a) Covered Persons. As used herein, the term "Covered Person" shall mean (i) each Member, (ii) each officer, director, shareholder, partner, member, Controlling Affiliate, employee, agent or representative of each Member, and each of their Controlling Affiliates, and (iii) (A) each Director, Alternate Director, Officer, Board Observer, employee, manager, agent or representative of the Company or (B) each director, alternate director or board observer (in each case, if and so long as such director, alternate director or board observer is a representative of a Member or an employee of the Company or any Company Subsidiary serving as such director, alternate director or board observer at the request of the Company or any Company Subsidiary), officer, employee, manager, agent or representative of any Company Subsidiary.

(b) Standard of Care. No Covered Person shall be liable to the Company, any Company Subsidiary or any other Covered Person for any loss, damage or claim incurred by reason of any action taken or omitted to be taken by such Covered Person in good-faith reliance on the provisions of this Agreement, so long as such action or omission does not constitute fraud, bad faith or willful misconduct by such Covered Person.

(c) Good Faith Reliance. A Covered Person shall be fully protected in relying in good faith upon the records of the Company and upon such information, opinions, reports or statements (including financial statements and information, opinions, reports or statements as to the value or amount of the assets, liabilities, Net Income or Net Losses of the Company or any facts pertinent to the existence and amount of assets from which Distributions might properly be paid) of the following Persons or groups: (i) another Director or Alternate Director; (ii) a Board Observer; (iii) one or more Officers or employees of the Company or any Company Subsidiary; (iv) any attorney, independent accountant, appraiser or other expert or professional employed or engaged by or on behalf of the Company or any Company Subsidiary; or (v) any other Person selected in good faith by or on behalf of the Company or any Company Subsidiary, in each case as to matters that such relying Person reasonably believes to be within such other Person's professional or expert competence. The preceding sentence shall in no way limit any Person's right to rely on information to the extent provided in § 18-406 of the Delaware Act.

14.2 Liabilities and Duties of Certain Persons.

(a) Limitation of Liability; Waiver of Fiduciary Duties.

(i) Except as set forth in Section 14.2(a)(iii), this Agreement is not intended to, and does not, create or impose any fiduciary duty on any Member, Director, Alternate Director or Board Observer in his or her capacity as such. Furthermore, each of the Members and the Company hereby waives any and all fiduciary duties with respect to such Persons, whether existing at law or in equity, that, absent such waiver, may be implied by Applicable Law, and in doing so, acknowledges and agrees that the duties and obligations of each Member, Director, Alternate Director or Board Observer to each other and to the Company are only as expressly set forth in this Agreement. The provisions of this Agreement, to the extent that they restrict the duties and liabilities of a Director, Alternate Director or Board Observer otherwise existing at law or in equity, are agreed by the Members to replace such other duties and liabilities of such Person.

(ii) Whenever in this Agreement a Member, Director (other than the CEO when serving as a Director), Alternate Director or Board Observer is permitted or required to make a decision (including a decision that is in such Person's "discretion" or under a grant of similar authority or latitude), such Person shall be entitled to consider only such interests and factors as such Person desires, including its own interests, and shall have no duty or obligation to give any consideration to any interest of or factors affecting the Company or any other Person. Whenever in this Agreement such a Person is permitted or required to make a decision in such Person's "good faith," such Person shall act under such express standard and shall not be subject to any other or different standard imposed by this Agreement or any other Applicable Law.

(iii) Notwithstanding any other provision in this Agreement (including in this Section 14.2(a)), each Director that is also an Officer shall (including, for the sake of clarity when serving as a Director) have all fiduciary duties, including without limitation a duty of loyalty and care as if he or she were a director of a business corporation organized under the General Corporation Law of the State of Delaware.

(b) Fiduciary Duties of Officers. Each Officer of the Company shall have all fiduciary duties, including without limitation a duty of loyalty and care as if he or she were an officer of a business corporation organized under the General Corporation Law of the State of Delaware.

14.3 Indemnification.

(a) Indemnification. To the fullest extent permitted by the Delaware Act, as the same now exists or may hereafter be amended, substituted or replaced (but, in the case of any such amendment, substitution or replacement only to the extent that such amendment, substitution or replacement permits the Company to provide broader indemnification rights than the Delaware Act permitted the Company to provide prior to such amendment, substitution or replacement), the Company shall indemnify, hold harmless, defend, pay and reimburse any Covered Person against any and all losses, claims, damages, judgments, fines or liabilities, including reasonable legal fees or other expenses incurred in investigating or defending against such losses, claims, damages, judgments, fines or liabilities, and any amounts expended in settlement of any claims (collectively, "Losses") to which such Covered Person may become subject by reason of:

(i) Any act or omission or alleged act or omission performed or omitted to be performed on behalf of the Company, any Member or Affiliate of the foregoing in connection with the business of the Company; or

(ii) The fact that such Covered Person is or was acting in connection with the business of the Company as a partner, member, stockholder, Controlling Affiliate, manager, Director, Board Observer, Officer, employee or agent of the Company, any Member, or any of their respective Controlling Affiliates, or that such Covered Person is or was serving at the request of the Company as a partner, member, manager, director, board observer, officer, employee or agent of any Person including the Company or any Company Subsidiary; provided that (x) such Covered Person acted in good faith and in a manner believed by such Covered Person to be in, or not opposed to, the best interests of the Company and, with respect to any criminal proceeding, had no reasonable cause to believe his conduct was unlawful, and (y) such Covered Person's conduct did not constitute fraud, bad faith or willful misconduct, in either case as determined by a final, nonappealable order of a court of competent jurisdiction. In connection with the foregoing, the termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the Covered Person did not act in good faith or, with respect to any criminal proceeding, had reasonable cause to believe that such Covered Person's conduct was unlawful, or that the Covered Person's conduct constituted fraud, bad faith or willful misconduct.

(b) Reimbursement. The Company shall advance the reasonable legal or other expenses (as incurred) of such Covered Person in connection with investigating, preparing to defend or defending any claim, lawsuit or other proceeding relating to any Losses for which such Covered Person may be indemnified pursuant to this Section 14.3; provided, that an advancement shall only be made upon delivery to the Company of an undertaking by or on behalf of the Covered Person to repay all amounts so advanced if it is finally judicially determined that such Covered Person is not entitled to the indemnification provided by this Section 14.3, and in such case, such Covered Person shall promptly reimburse the Company for any reimbursed or advanced expenses.

(c) Entitlement to Indemnity. The indemnification provided by this Section 14.3 shall not be deemed exclusive of any other rights to indemnification to which those seeking indemnification may be entitled under any agreement or otherwise. The provisions of this Section 14.3 shall continue to afford protection to each Covered Person regardless of whether such Covered Person remains in the position or capacity pursuant to which such Covered Person became entitled to indemnification under this Section 14.3 and shall inure to the benefit of the executors, administrators, legatees and distributees of such Covered Person.

(d) Insurance. The Company shall purchase, at its expense, insurance to cover Losses covered by the foregoing indemnification provisions and to otherwise cover Losses for any breach or alleged breach by any Covered Person of such Covered Person's duties in such amount and with such deductibles as the Board may determine; provided, that the failure to obtain such insurance shall not affect the right to indemnification of any Covered Person under the indemnification provisions contained herein, including the right to be reimbursed or advanced expenses or otherwise indemnified for Losses hereunder. If any Covered Person recovers any amounts in respect of any Losses from any insurance coverage, then such Covered Person shall, to the extent that such recovery is duplicative, reimburse the Company for any amounts previously paid to such Covered Person by the Company in respect of such Losses.

(e) Indemnification Agreement. Upon such individual's election, appointment or designation as a Director or Alternate Director as provided in this Agreement, the Company shall promptly enter into an indemnification agreement on standard terms and conditions with such Director or Alternate Director.

(f) Funding of Indemnification Obligation. Notwithstanding anything contained herein to the contrary, any indemnity by the Company relating to the matters covered in this Section 14.3 shall be provided out of and to the extent of Company assets only, and no Member (unless such Member otherwise agrees in writing) shall have personal liability on account thereof or shall be required to make additional Capital Contributions to help satisfy such indemnity by the Company.

(g) Indemnitor of First Resort. The Company and each Member hereby acknowledges that one or more of the Covered Persons may have certain rights to indemnification, advancement of expenses and/or insurance provided by an investment fund, institutional investor, financial institution, or other financial intermediary or Person with which such Person is Affiliated or of which such Person is a member, partner or employee (an "Affiliated Institution"). The Company and each Member hereby agrees that, with respect to any such Covered Person, the Company (i) is, relative to each Affiliated Institution, the indemnitor of first resort (i.e., its obligations to the applicable Covered Person under this Agreement are primary and any duplicative, overlapping or corresponding obligations of an Affiliated Institution are secondary), (ii) shall be required to make all advances and other payments under this Agreement, and shall be fully liable therefor, without regard to any rights any Covered Person may have against his or her Affiliated Institution, and (iii) irrevocably waives, relinquishes and releases any such Affiliated Institution from any and all claims against such Affiliated Institution for contribution, subrogation or any other recovery of any kind in respect thereof.

(h) Savings Clause. If this Section 14.3 or any portion hereof shall be invalidated on any ground by any court of competent jurisdiction, then the Company shall nevertheless indemnify and hold harmless each Covered Person pursuant to this Section 14.3 to the fullest extent permitted by any applicable portion of this Section 14.3 that shall not have been invalidated and to the fullest extent permitted by Applicable Law.

(i) Amendment. The provisions of this Section 14.3 shall be a contract between the Company, on the one hand, and each Covered Person who served in such capacity at any time while this Section 14.3 is in effect, on the other hand, pursuant to which the Company and each such Covered Person intend to be legally bound. No amendment, modification or repeal of this Section 14.3 that adversely affects the rights of a Covered Person to indemnification for Losses incurred or relating to a state of facts existing prior to such amendment, modification or repeal shall apply in such a way as to eliminate or reduce such Covered Person's entitlement to indemnification for such Losses without the Covered Person's prior written consent.

14.4 Survival. The provisions of this Article XIV shall survive the dissolution, liquidation, winding up and termination of the Company.

ARTICLE XV
MISCELLANEOUS

15.1 Expenses. Except as otherwise expressly provided herein, all costs and expenses, including fees and disbursements of counsel, financial advisors and accountants, incurred in connection with the preparation and execution of this Agreement, or any amendment or waiver hereof, and the transactions contemplated hereby shall be paid by the party incurring such costs and expenses.

15.2 Further Assurances. In connection with this Agreement and the transactions contemplated hereby, the Company and each Member hereby agrees, at the request of the Company or any other Member, to execute and deliver such additional documents, instruments, conveyances and assurances and to take such further actions as may be required to carry out the provisions hereof and give effect to the transactions contemplated hereby. Notwithstanding the foregoing, in no event shall any Member be required to execute a power of attorney pursuant to any provision in this Agreement.

15.3 Notices. All notices, requests, consents, claims, demands, waivers and other communications hereunder shall be in writing and shall be deemed to have been given: (a) when delivered by hand (with written confirmation of receipt); (b) when received by the addressee if sent by a nationally recognized overnight courier (receipt requested); (c) on the date sent by e-mail (with confirmation of transmission) if sent during normal business hours of the recipient, and on the next Business Day if sent after normal business hours of the recipient; or (d) on the third day after the date mailed, by certified or registered mail, return receipt requested, postage prepaid. Such communications must be sent to the respective parties at the following addresses (or at such other address for a party as shall be specified in a notice given in accordance with this Section 15.3):

If to the Company:

MEMX Holdings LLC
111 Town Square Place, Suite 520,

Jersey City, NJ 07310
Attn: Jonathan Kellner

If to a Member, to such Member's most recent email address or mailing address provided to Company by such Member or counsel to such Member, and with a copy to such persons identified by such Member or Member's counsel.

15.4 Headings. The headings in this Agreement are inserted for convenience or reference only and are in no way intended to describe, interpret, define, or limit the scope, extent or intent of this Agreement or any provision of this Agreement.

15.5 Severability. If any term or provision of this Agreement is held to be invalid, illegal or unenforceable under Applicable Law in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other term or provision of this Agreement or invalidate or render unenforceable such term or provision in any other jurisdiction. Upon such determination that any term or other provision is invalid, illegal or unenforceable, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner in order that the transactions contemplated hereby be consummated as originally contemplated to the greatest extent possible.

15.6 Entire Agreement. This Agreement, together with the Certificate of Formation and all related Exhibits and Schedules, constitutes the sole and entire agreement of the parties to this Agreement with respect to the subject matter contained herein and therein, and supersedes all prior and contemporaneous understandings, agreements, representations and warranties, both written and oral, with respect to such subject matter.

15.7 Successors and Assigns. Subject to the restrictions on Transfers set forth herein, this Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective heirs, executors, administrators, successors and assigns.

15.8 No Third Party Beneficiaries. Except (a) as provided in Article XIV, which shall be for the benefit of and enforceable by Covered Persons as described therein, and (b) the rights of MEMX LLC and MEMX Execution Services LLC expressly set forth in this Agreement, this Agreement is for the sole benefit of the parties hereto (and their respective heirs, executors, administrators, successors and assigns) and nothing herein, express or implied, is intended to or shall confer upon any other Person, including any creditor of the Company, any legal or equitable right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.

15.9 Amendments.

(a) Notwithstanding the provisions of this Section 15.9, commencing on the date that MEMX LLC is registered as a national securities exchange pursuant to Section 6(a) of the Exchange Act (the "Registration Date"), and for so long as the Company shall Control, directly or indirectly, MEMX LLC, before any amendment to or repeal of any provisions in this Agreement shall be effective, the applicable changes shall be submitted to the Board of Directors of MEMX

LLC for approval, and if approved, the proposed changes to this Agreement shall not be effective until filed with or filed with and approved by the SEC, as the case may be, to the extent required by Applicable Law, it being agreed that if the same must be filed with or filed with and approved by the SEC before the changes may be effective, under Section 19 of the Exchange Act and the rules promulgated under the Exchange Act by the SEC or otherwise, then the proposed changes to this Agreement shall not be effective until filed with or filed with and approved by the SEC, as the case may be.

(b) No provision of this Agreement may be amended or modified unless such amendment or modification is approved by Supermajority Board Vote. Any such written amendment or modification shall be binding upon the Company and each Member; provided, that (i) an amendment or modification modifying the rights or obligations of any Member in a manner that is disproportionately adverse to (A) such Member relative to the rights of other Members in respect of Units of the same type, class or series or (B) a type, class or series of Units relative to the rights of another type, class or series of Units, shall in each case be effective only with that Member's consent or the consent of the Members holding a majority of the Units in that type, class or series, as applicable, and (ii) an amendment or modification which materially increases an existing liability or obligation on a Member or imposes a new material liability or a new material obligation on a Member shall require the consent of such Member.

15.10 Waiver. No waiver by any party or parties of any of the provisions hereof shall be effective unless explicitly set forth in writing and signed by the party or parties so waiving as provided herein, provided that (i) any proposed waiver that disproportionally affects any Member in any material respect (including any adverse change to such Member's governing rights) shall require the consent of each Member so affected; (ii) any proposed waiver that would or could reasonably be expected to result in adverse regulatory consequences to any Class A Member shall require the consent of each Class A Member which would, or reasonably could, be so affected; (iii) any waiver pursuant to a section or provision of the Agreement specifying a voting, consent, approval right, threshold, or other requirement, shall require the approval of the Members constituting at least such voting, approval right, consent or approval threshold or otherwise satisfying such requirement; and (iv) any waiver with respect to a Member's limited liability or Capital Contribution obligations (including any requirement to contribute additional capital) shall require the consent of each Member impacted by such a waiver. No waiver by any party shall operate or be construed as a waiver in respect of any failure, breach or default not expressly identified by such written waiver, whether of a similar or different character, and whether occurring before or after that waiver. No failure to exercise, or delay in exercising, any right, remedy, power or privilege arising from this Agreement shall operate or be construed as a waiver thereof, nor shall any single or partial exercise of any right, remedy, power or privilege hereunder preclude any other or further exercise thereof or the exercise of any other right, remedy, power or privilege. For the avoidance of doubt, nothing contained in this Section 15.10 shall diminish any of the explicit and implicit waivers described in this Agreement, including in Section 3.10, Section 4.7(c), Section 4.8, Section 8.5(b), Section 8.5(c), Section 8.11, Section 9.1(e), Section 10.3(d)(iv), Section 10.4(b)(ii) and Section 15.13 hereof.

15.11 Governing Law. All issues and questions concerning the application, construction, validity, interpretation and enforcement of this Agreement shall be governed by and construed in accordance with the internal laws of the State of Delaware, without giving effect to any choice or conflict of law provision or rule (whether of the State of Delaware or any other jurisdiction) that would cause the application of laws of any jurisdiction other than those of the State of Delaware.

15.12 Submission to Jurisdiction.

(a) The parties hereby agree that any suit, action or proceeding seeking to enforce any provision of, or based on any matter arising out of or in connection with, this Agreement or the transactions contemplated hereby, whether in contract, tort or otherwise, shall be brought in the United States District Court for the District of Delaware or in the Court of Chancery of the State of Delaware (or, if such court lacks subject matter jurisdiction, in the Superior Court of the State of Delaware), so long as one of such courts shall have subject-matter jurisdiction over such suit, action or proceeding, and that any cause of action arising out of this Agreement shall be deemed to have arisen from a transaction of business in the State of Delaware. Each of the parties hereby irrevocably consents to the jurisdiction of such courts (and of the appropriate appellate courts therefrom) in any such suit, action or proceeding and irrevocably waives, to the fullest extent permitted by law, any objection that it may now or hereafter have to the laying of the venue of any such suit, action or proceeding in any such court or that any such suit, action or proceeding which is brought in any such court has been brought in an inconvenient form. Service of process, summons, notice or other document by registered mail to the address set forth in Section 15.3 shall be effective service of process for any suit, action or other proceeding brought in any such court.

(b) Notwithstanding the provisions of Sections 15.11 and 15.12(a), the Company and its Directors, Officers, employees and agents, by virtue of their acceptance of such position, shall be deemed to irrevocably submit to the jurisdiction of the United States federal courts, the SEC, and MEMX LLC, for the purposes of any suit, action or proceeding pursuant to the United States federal securities laws, and the rules or regulations thereunder, arising out of, or relating to, the activities of MEMX LLC, and by virtue of their acceptance of any such position, shall be deemed to waive, and agree not to assert by way of motion, as a defense or otherwise in any such suit, action or proceeding, any claims that it or they are not personally subject to the jurisdiction of the United States federal courts, the SEC or MEMX LLC, that the suit, action or proceeding is an inconvenient forum or that the venue of the suit, action or proceeding is improper, or that the subject matter of that suit, action or proceeding may not be enforced in or by such courts or agency. The Company and its Directors, Officers, employees and agents also agree that they shall maintain an agent, in the United States, for the service of process of a claim arising out of, or relating to, the activities of MEMX LLC.

15.13 Waiver of Jury Trial. Each party hereto hereby acknowledges and agrees that any controversy which may arise under this Agreement is likely to involve complicated and difficult issues and, therefore, each such party irrevocably and unconditionally waives any right it may have to a trial by jury in respect of any legal action arising out of or relating to this Agreement or the transactions contemplated hereby.

15.14 Equitable Remedies. Each party hereto acknowledges that a breach or threatened breach by such party of any of its obligations under this Agreement may give rise to irreparable harm to the other parties, for which monetary damages may not be an adequate remedy, and hereby agrees that in the event of a breach or a threatened breach by such party of any such obligations, each of the other parties hereto shall, in addition to any and all other rights and remedies that may be available to them in respect of such breach, be entitled to seek equitable relief, including a temporary restraining order, an injunction, specific performance and any other relief that may be available from a court of competent jurisdiction (without any requirement to post bond).

15.15 Attorneys' Fees. In the event that any party hereto institutes any legal suit, action or proceeding, including arbitration, against another party in respect of a matter arising out of or relating to this Agreement, the prevailing party in the suit, action or proceeding shall be entitled to receive, in addition to all other damages to which it may be entitled, the costs incurred by such party in conducting the suit, action or proceeding, including reasonable attorneys' fees and expenses and court costs.

15.16 Remedies Cumulative. The rights and remedies under this Agreement are cumulative and are in addition to and not in substitution for any other rights and remedies available at law or in equity or otherwise, except to the extent expressly provided in Section 14.2 to the contrary.

15.17 Counterparts. This Agreement may be executed in counterparts, each of which shall be deemed an original, but all of which together shall be deemed to be one and the same agreement. A signed copy of this Agreement delivered by facsimile, e-mail or other means of Electronic Transmission shall be deemed to have the same legal effect as delivery of an original signed copy of this Agreement.

15.18 Restrictions on Non-U.S. Operations. The Company shall not own (directly or indirectly) any interest in a separate unit (foreign branch or hybrid entity, as defined in Treasury Regulations Section 1.1503(d)-1(b)(3)) for purposes of the dual consolidated loss rules promulgated under Code Section 1503(d). The Company shall not either (a) directly or indirectly (other than through an entity that is treated as a corporation for United States federal income tax purposes) own assets, conduct business or otherwise engage in activities that would cause it to have a permanent establishment outside the United States or a foreign branch, as that term is defined in Treasury Regulations Section 1.367(a)-6T(g)(1) for purposes of the dual consolidated loss rules in Treasury Regulations Section 1.1503(d)-1(b)(4), or (b) cause any Member to file an income tax return or pay income tax in any jurisdiction outside the United States solely as a result of the Company's activities in such jurisdiction. To mitigate this risk, the Company shall consult with tax counsel prior to directly or indirectly engaging in any business or activities that reasonably may create a risk of being treated as a permanent establishment or foreign branch, including for example, maintaining or conducting business through a fixed place of business outside the United States (a place of management, branch, office, or other ownership of real property outside the United States), sending one or more employees to work at a fixed location outside the United States for a significant period of time, engaging in business activities outside the United States that are reflected in a separate set of books and records, or maintaining outside the United States agents or employees with the authority to enter into contracts on behalf of the Company.

[*Signature page follows*]

EXHIBIT A – Form of Adherence Agreement

**ADHERENCE AGREEMENT
TO THE FOURTH AMENDED AND RESTATED
LIMITED LIABILITY COMPANY AGREEMENT
OF MEMX HOLDINGS LLC**

This is an ADHERENCE AGREEMENT (the "Adherence Agreement") dated as of ____________, 2____ to the Fourth Amended and Restated Limited Liability Company Agreement of MEMX Holdings LLC (the "Company"), dated as of February 19, 2020 (as the same may be amended, restated, supplemented or otherwise modified from time to time, the "Agreement"), by and among the Members party thereto (individually, a "Member," and collectively, the "Members").

Capitalized terms used herein and not otherwise defined herein shall have the meanings assigned to such terms in the Agreement.

WHEREAS, [Section 4.1(b)) of the Agreement provides that additional Persons may become Members of the Company by execution and delivery of an instrument in the form of this Adherence Agreement] [Section 4.5 of the Agreement provides that Member's heir may become a Member of the Company by execution and delivery of an instrument in the form of this Adherence Agreement]. The undersigned new Member of the Company (the "New Member") is executing this Adherence Agreement in accordance with the requirements of the Agreement to become a Member under the Agreement.

Accordingly, the Company and the New Member agree as follows:

SECTION 1. In accordance with [Section 4.1(b)][Section 4.5] of the Agreement, the New Member by its signature below becomes a Member under the Agreement with the same force and effect as if originally named therein as a Member, and the New Member hereby agrees to be bound by and subject to all of the terms and conditions specified in the Agreement as a Member thereunder. Each reference to a "Member" in the Agreement shall be deemed to include the New Member. The Agreement is hereby incorporated herein by reference.

[SECTION 2. The Company shall issue to the New Member ________, in exchange for ______________.][1]

SECTION 3. The New Member represents and warrants to the Company and the other Members that this Adherence Agreement and the Agreement constitute the legal, valid and

[1] NTD to Adherence Agreement Draft: Insert the number and type of Units being issued to the New Member and the description of the capital contribution being made by such New Member, if and as applicable.

binding obligation of the New Member, enforceable against the New Member in accordance with its terms.

SECTION 4. This Adherence Agreement may be executed in counterparts, each of which shall constitute an original, but all of which when taken together shall constitute a single contract. This Adherence Agreement shall become effective when the Company shall have received counterparts of this Adherence Agreement that, when taken together, bear the signatures of the New Member and the Company.

SECTION 5. Except as expressly supplemented hereby, the Agreement shall remain in full force and effect.

SECTION 6. All issues and questions concerning the application, construction, validity, interpretation and enforcement of this Adherence Agreement shall be governed by and construed in accordance with the internal laws of the State of Delaware, without giving effect to any choice or conflict of law provision or rule (whether of the State of Delaware or any other jurisdiction) that would cause the application of laws of any jurisdiction other than those of the State of Delaware.

SECTION 7. All communications and notices hereunder shall be in writing and given as provided in Section 15.3 of the Agreement.

IN WITNESS WHEREOF, the New Member and the Company have duly executed this Adherence Agreement as of the day and year first above written.

MEMX HOLDINGS LLC

By:______________________________________
Name:____________________________________
Title:_____________________________________

[NEW MEMBER]

By:______________________________________
Name:____________________________________
Title:_____________________________________

New Member Address for Notices:

[_______]
Attention:_________________________________
E-mail:___________________________________

EXHIBIT B– Directors and Observers Schedule

Directors and Alternate Directors

Nominating Class A Member	Director	Alternate Director
Citadel	Jamil Nazarali	Donnie Phillips
Virtu	Douglas Cifu	Andrew Smith
Bank of America	Pankil Patel	Mitsu Narang
Morgan Stanley	Zheng Wang	Paul O’Donnell
E*Trade	Michael Curcio	Christopher Larkin
Fidelity	Thomas Tesauro	Derrick Chan
Schwab	Jason Clague	Jeffrey Starr
TD Ameritrade	Steve Quirk	J.J. Kinahan
Goldman Sachs	Raj Mahajan	Not currently appointed
Jane Street	Brian Nigito	Mina Nguyen
JPMorgan	Christopher Berthe	Nikolaos Vasilatos
BlackRock	Hubert De Jesus	Samara Cohen

CEO Director: Jonathan Kellner

Observers

Nominating Class A Member	Observer	Alternate Observer
UBS	Vlad Khandros	Hyder Jaffrey
Wells Fargo	C. Thomas Richardson	Niall O’Brien

EXHIBIT C – Board Matters

Notwithstanding the provisions of this Exhibit C, approval by Supermajority Board Vote of MEMX LLC engaging in, or causing, any of the transactions or taking any of the actions either (x) set forth below or (y) otherwise requiring a Supermajority Board Vote pursuant to any other provision of this Agreement shall not be required if MEMX LLC engaging in or causing any applicable transaction or taking any applicable action is required by MEMX LLC to fulfill its regulatory functions or responsibilities or to oversee the structure of the market that MEMX LLC regulates, in each case as determined by the Exchange Board upon receipt of an opinion of counsel (which may be in-house counsel and need not be in writing) to such effect. In addition, the following matters shall constitute Supermajority Board Matters and require a Supermajority Board Vote:

1. Subject to Section 15.9, any amendment of the Certificate of Formation or this Agreement or any constitutive document of any Company Subsidiary.

2. Admission of new Members (including the valuation of the Company at the time the applicable Person becomes a Member) and the amount of such Member's Capital Contribution, in each case, other than in connection with a Transfer of Units by a Member in accordance with the terms of this Agreement, and, if applicable, granting such new Member a right to nominate a Director or Exchange Director or appoint a Board Observer or Exchange Board Observer (unless such nomination or appointment is already permitted by this Agreement and except as contemplated by Section 8.10(b), Section 8.13(b), Section 8.18(f)(iii) and Section 8.18(g)(iii)).

3. Issuance of any Units or Unit Equivalents beyond those issued and outstanding as of the date hereof or the issuance of any Units that are senior in any respect to such Units.

4. Issuance of any securities by any Company Subsidiary beyond those issued and outstanding as of the Effective Date.

5. Any exchange, reclassification, cancellation (whether by merger, consolidation or otherwise) or modification of the terms of any Units, Unit Equivalents or other ownership interests in the Company or any Company Subsidiary.

6. Acquisition of any assets by the Company or any Company Subsidiary the value of which equals or exceeds, individually or in the aggregate (with respect to assets acquired in the same transaction or a series of related transactions), one million dollars ($1,000,000) (or a higher amount approved by the Board by Supermajority Board Vote), unless such acquisition was previously included in the Annual Budget or annual business plan approved by Supermajority Board Vote.

7. Any investment by the Company or any Company Subsidiary in any other entity the value of which equals or exceeds, individually or in the aggregate (with respect to a series of related transactions), three million dollars ($3,000,000) (or a higher amount approved by the Board by Supermajority Board Vote).

8. Any transaction that would result in a Change of Control.

9. Decision to commence an Initial Public Offering (including the conversion of the Company or a Company Subsidiary into an IPO Entity in connection with such Initial Public Offering and the determination of which exchange the applicable securities will be listed on).

10. Entry by the Company or a Company Subsidiary into, or termination by the Company or a Company Subsidiary of, any material strategic alliance, joint venture or partnership.

11. Any action that results in a liquidation or dissolution of the Company or any Company Subsidiary (other than a dissolution as a result of a triggering event as set forth in Section 13.1(d)).

12. Purchase or redemption of any Units or other equity securities of the Company or any Company Subsidiary, other than repurchases in the ordinary course of business of Units or other equity securities held by employees of the Company or any Company Subsidiary in connection with the termination of their employment and in accordance with the Incentive Plan or any other equity incentive plan adopted by the Board.

13. Increasing or decreasing the size of the Board except as otherwise provided in the Agreement.

14. Approval of any Company Related Party Transactions, any amendments to the terms of such Company Related Party Transactions and any determinations that particular transactions (or particular categories of transactions) do not constitute Company Related Party Transactions.

15. Approval of the Annual Budget and/or annual (or multi-annual, as applicable) business plan of the Company and the Company Subsidiaries, or a material modification to any such Annual Budget or business plan, or material deviation in excess of fifteen percent (15%) from any such Annual Budget or business plan.

16. Effecting the grant of an exclusive license to any intellectual property of the Company or any Company Subsidiary.

17. Establishing, creating or entering into any plan, arrangement or agreement that would constitute an equity incentive plan or similar bonus plan, or amend the terms of any such equity incentive plan (including the Incentive Plan) or similar bonus plan.

18. Entering into any award agreement pursuant to any equity incentive plan (including the Incentive Plan) with more favorable terms than set forth in the applicable equity incentive plan.

19. Exercising the right of first offer pursuant to Section 10.3 on behalf of the Company.

20. A waiver of the Members' preemptive rights in connection with a Change of Control as set forth in Section 9.1.

21. Determination of value of any property contributed to the Company by a Member.

22. Incurrence of any indebtedness (excluding trade debt incurred in the ordinary course of business), by the Company or any Company Subsidiary greater than one million dollars ($1,000,000), individually or in the aggregate, unless such indebtedness was previously included in an Annual Budget or annual business plan approved by Supermajority Board Vote.

23. Making any, or entering into any commitment for, capital expenditures of the Company for in excess of five million dollars ($5,000,000) for all commitments in the aggregate, unless such capital expenditures were previously included in an Annual Budget or annual business plan approved by Supermajority Board Vote.

24. Lending money to, or guarantying any obligation of, any Person (excluding trade receivables accrued in the ordinary course of business).

25. Establishing or eliminating a committee of the Board or of the board of directors or a similar governing body of any Company Subsidiary, or materially amending the governing documents of a committee of the Board, or of the board of directors or a similar governing body of any Company Subsidiary.

26. Establishing or eliminating the Industry Advisory Board, materially amending the governing documents of such Industry Advisory Board, or permitting a Class A Member to continue to have the right to nominate an Industry Advisory Board Member following such Class A Member's loss of the right to nominate at least one (1) Director.

27. Declaration, allocation or distribution of profits or capital (including establishment of any dividend policy) by the Company (or by a Company Subsidiary other than to the Company), other than Tax Advances.

28. Appointment, determination of compensation (salary and bonus, whether cash or equity) and termination of the CEO.

29. In the event that Units are Transferred to an Affiliate of a Member pursuant to Section 10.2 and such Affiliate subsequently becomes a non-Affiliate of such Member, allowing such non-Affiliate to retain its Units rather than Transferring them back to the Member from which the Units were received.

30. Approving Emergency Funding.

31. Formation of any new Company Subsidiary or ownership of any Subsidiary that is not wholly-owned by the Company.

32. Change in legal entity form of the Company or any Company Subsidiary (including, by way of example only, conversion into an IPO Entity).

33. Commencing, settling or compromising any material legal proceedings, investigations or governmental action brought by or against the Company; provided, however, that no Supermajority Board Vote shall be required to settle or compromise any legal proceeding, investigation or governmental action if the amount payable by the Company does not exceed one million dollars ($1,000,000) (or a higher amount approved by the Board by Supermajority Board Vote) and such settlement or compromise does not result in any material ongoing obligations of the Company.

34. Any action which would subject the Company or a Company Subsidiary to additional material regulatory requirements.

35. Taking of any action by the Company or any Company Subsidiary that would or could result in material legal consequences, material regulatory consequences, or material reputational consequences to any Member or require any Member to file any application or notice for approval with its regulators.

36. Making or changing any material tax election, including any election pursuant to the Partnership Audit Rules or any election to change the classification of the Company as a partnership for U.S. federal income tax purposes and/or converting the Company to a corporation, approving any tax returns, determining the apportionment of any imputed underpayment within the meaning of Code Section 6225 to the Members, or settling or compromising any tax claim or liability or any investigation or dispute with a Governmental Authority with respect to any taxes.

37. Acquisition, disposition or entering into a new business or business line or a material change in the scope of the business or a current line of business by or of the Company or any Company Subsidiary.

38. Waiver of the limitations set forth in Sections 3.5(a)(i) and 3.5(a)(iii), in accordance with Section 3.5(b)(ii).

39. Entering into any agreement or commitment to do effectuate any Supermajority Board Matter on behalf of the Company or any Company Subsidiary.

EXHIBIT D – Antitrust Guidelines

Organizations such as the Company, the Company Subsidiaries and the Members, which may be current ("actual") or potential ("future") competitors, are subject to close scrutiny under the U.S. antitrust laws and parallel laws of other jurisdictions. Among other types of conduct prohibited by the antitrust laws, the laws generally prohibit concerted practices and express or implied agreements among market competitors that are likely to have an anticompetitive impact. This prohibition generally extends to cover exchanges of competitively sensitive information, because such exchanges may facilitate anticompetitive agreements. Such conduct -- **even if inadvertent or undertaken in connection with a legitimate objective** -- can give rise to substantial criminal and/or administrative penalties and civil liabilities (including for individuals) under U.S., European and other antitrust laws. The Members, the Board, each committee of the Board, and the board of directors or similar governing body of any Company Subsidiary, if any, must exercise diligence, procedurally and substantively, to ensure that their activities are conducted within all parameters established by these laws, both as a matter of appearance and in actual fact.

The following guidelines are designed to assist the Company, each Company Subsidiary, the Members, the Board and each governing body of any Company Subsidiary, each committee of the Board or such governing body and the Industry Advisory Board (each, a "Covered Body") in guiding their conduct relating to their discussions and exchanges and the activities of the Company and each Company Subsidiary, as applicable. In addition, these guidelines should be made available to, and followed by all individuals representing the Company, any Company Subsidiary, the Members and other persons who participate in meetings, discussions and exchanges regarding the Company, any Company Subsidiary and their respective businesses. Furthermore, these guidelines are not intended to be exhaustive; rather they are intended to provide and serve as general guidance. Antitrust Counsel should be consulted in the event of any questions concerning the meaning or implementation of these guidelines or their application in a particular instance.

Practices to Follow

- Ensure that all individuals appointed by each Covered Body and their advisors are provided a copy of these guidelines and informed of the importance of complying with them.

- Prepare an agenda to the extent practicable for each formal or informal meeting of a Covered Body (whether in person or by phone) (each such meeting, a "Meeting"), strictly limited to matters required for the furtherance of the lawful, procompetitive business of the Company or any Company Subsidiary, as applicable, and distribute the agenda to all participants prior to the applicable meeting. Agendas can be set forth in emails and, when electronic calendar invites are used for purposes of setting a meeting, an agenda can be included in the calendar invite or as the topic of such calendar invite. Counsel should review the agenda in advance of each such Meeting to ensure it does not contain anything objectionable on antitrust grounds.

- To the extent appropriate, strictly limit discussion at each Meeting to the agenda items. At no time should discussions diverge from matters related to the furtherance of the Company's business.

- To the extent practicable, have minutes taken of each Meeting that accurately reflect the subjects discussed, decisions made or actions taken, and the persons in attendance, and promptly distribute the minutes to all participants for review. Do not maintain unofficial minutes of Meetings. To the extent possible, have counsel present at any such meeting.

- Matters bearing on competitive interactions between or among the Members, or other competitively sensitive information of the Members, should not be discussed between or among the Members or at any Meetings.

- To the extent practicable, confine group discussions of all matters to formal, scheduled Meetings rather than engaging in side or splinter sessions before or after scheduled Meetings. If discussions at a Meeting stray into areas giving rise to antitrust concerns, participants should interrupt the discussion and register their objections.

- Consult with Antitrust Counsel on all antitrust questions, or matters that may give rise to an antitrust question, relating to the activities of the Company or any Company Subsidiary.

- Orally advise Antitrust Counsel or the CEO of any possible violations of these guidelines as soon as practicable. Avoid written discussion (including emails and texts) concerning potential antitrust violations.

Conduct to Avoid

Notwithstanding the foregoing, absent permission from counsel, the matters identified below should not be discussed or be the subject of informational exchanges by or among the Members or the Directors whether seriously or in jest, and no express or implied agreements should be formed with respect to any such matters at any Meeting, at any other gathering incidental to a Meeting, or by any other means:

- Member-specific commercially or competitively sensitive information, including pricing policies or patterns, price levels, price differentials or similar matters, sales or trading levels or inventories, or access to particular markets or services (including planned or anticipated changes in any of the foregoing), and customer information, including current or prospective customer lists and terms and conditions of arrangements with customers.

- Territorial restrictions, allocations of customers, restrictions on types of products or services offered by Members, or any other kind of market division or any suggestions of any of the foregoing.

- Present or future prices of services or products other than those provided by the Company or any Company Subsidiary, including pricing practices and strategies, methods, timing, or implementation of price changes or what constitutes a fair, appropriate or "rational" price or profit margin.

- Volumes of transactions or other commercial activities, services or products of individual Members.

- Current or future business strategies and marketing plans of individual Members.

- Compensation information or policies of individual Members and their respective employees.

- Competitively sensitive business practices of individual Members, including but not limited to the following:

  - recent, intended or proposed trades, including information on pricing and pricing terms (e.g., discounts, commissions, bid-offer spreads, fees), volume of orders, client identities, client orders/requests, and intent to offer/execute;

  - current or recent information on costs, margins and profitability of trading positions;

  - trading strategies of individual Members and their respective clients; and

  - pricing strategies and policies of individual Members, including both general and client-specific strategies and policies, and terms with brokers or other intermediaries.

- Past, present or expected negotiations with customers or suppliers.

- Any refusal to deal with actual or potential competitors, customers or suppliers, either through the present planned collaboration or otherwise.

- Any other discussion or exchange of information that in actuality or even in appearance, could constitute an agreement to lessen competition among the Members or that might have the effect of excluding actual or potential competitors, customers or suppliers from any market or influencing the business conduct of any Person with respect thereto.

Refer any questions about whether a particular piece of information is competitively sensitive to Antitrust Counsel. In addition, any exchange of information between a Member, on the one hand, and the Company or any Company Subsidiary, on the other hand, which may contain commercially or competitively sensitive information should be reviewed with Antitrust Counsel.

EXHIBIT E – Restated MEMX LLC Agreement

[see attached]

EXHIBIT F – [Reserved]

EXHIBIT G – Form of Restricted Economic Election Notice

Effective Date: ___________________________

In accordance with Section 3.9 of Fourth Amended and Restated Limited Liability Company Agreement (as may be amended from time to time) (the "Agreement") of MEMX Holdings LLC (the "Company"), the undersigned Member hereby provides an irrevocable notice to the Company of its election, effective as of the date set forth above, to be treated for purposes of the Agreement as a Restricted Economic Member. Capitalized terms used but not defined in this election form shall have the meanings set forth in the Agreement.

The maximum percentage of the aggregate economic interests attributable to the Units that such Member may own (such Restricted Economic Member's "Maximum Aggregate Economic Interest") shall be:

Maximum Aggregate Economic Interest: ______________%

The undersigned Member acknowledges completing this form independently, after consultation with its own advisors to the extent such Member deems necessary.

[Signature Page Follows]

IN WITNESS WHEREOF, the undersigned, intending to be legally bound hereby, have duly executed this Restricted Economic Election as of the date set forth below.

MEMBER:

[Insert Name of Member]

By:____
Name:______________________________________
Title:_______________________________________

Accepted:

MEMX Holdings LLC

By:____
Name:______________________________________
Title:_______________________________________

EXHIBIT H – Restricted Voting Election Notice

Effective Date: ___________________________

In accordance with Section 3.10 of the Fourth Amended and Restated Limited Liability Company Agreement (as may be amended from time to time) (the "Agreement") of MEMX Holdings LLC (the "Company"), the undersigned Member hereby provides an irrevocable notice to the Company of its election, effective as of the date set forth above, to be treated for purposes of the Agreement as a Restricted Voting Member. Capitalized terms used but not defined in this election form shall have the meanings set forth in the Agreement.

The maximum percentage of the aggregate voting interests attributable to the Class A Units that such Member may own (such Restricted Economic Member's "Maximum Aggregate Voting Interest") shall be:

Maximum Aggregate Voting Interest: ______________%

The undersigned Member acknowledges completing this form independently, after consultation with its own advisors to the extent such Member deems necessary.

[Signature Page Follows]

IN WITNESS WHEREOF, the undersigned, intending to be legally bound hereby, have duly executed this Restricted Voting Election as of the date set forth below.

MEMBER:

[Insert Name of Member]

By:____
Name:______________________________________
Title:_______________________________________

Accepted:

MEMX Holdings LLC

By:____
Name:______________________________________
Title:_______________________________________

EXHIBIT I – Nomination Waiver

Effective Date: ___________________________

In accordance with Section 8.11 of the Fourth Amended and Restated Limited Liability Company Agreement (as may be amended from time to time) (the "Agreement") of MEMX Holdings LLC (the "Company"), the undersigned Member hereby provides [a revocable] [an irrevocable] notice to the Company of its election, effective as of the date set forth above, to waive its right to nominate a Director to the Board. Capitalized terms used but not defined in this election form shall have the meanings set forth in the Agreement.

[Until such election is revoked in accordance with the Agreement,] such Member shall not have the right to nominate a Director to the Board pursuant to Article VIII.

The undersigned Member acknowledges completing this form independently, after consultation with its own advisors to the extent such Member deems necessary.

[Signature Page Follows]

IN WITNESS WHEREOF, the undersigned, intending to be legally bound hereby, have duly executed this Nomination Waiver as of the date set forth below.

MEMBER:

[Insert Name of Member]

By:____
Name:______________________________________
Title:_______________________________________

Accepted:

MEMX Holdings LLC

By:____
Name:______________________________________
Title:

EXHIBIT J – Exchange Director Nomination Rotation

Term	Exchange Director Nominating Member
Initial term (Stub Period and the first (1st annual term)	E*Trade
Initial term (Stub Period and the first (1st annual term)	TD Ameritrade
Second (2nd) annual term	TD Ameritrade
Second (2nd) annual term	Virtu
Third (3rd) annual term	Virtu
Third (3rd) annual term	E*Trade

The Exchange Director Nomination Rotation set forth above shall be repeated annually thereafter.

EXHIBIT M-1

Members and Sponsored Participants

Firm Name	Date of Acceptance	Principal Business Address and Telephone Number	Individual (Y/N)	Activities	Class
Archipelago Securities L.L.C.	7/28/20	353 NORTH CLARK STREET SUITE #3200 CHICAGO, IL 60654 USA 312-836-6700	N	**Limited Routing Facility of ICE Related Exchanges**	**Member**
ATM Execution LLC	7/20/20	599 LEXINGTON AVE 21 FLOOR NEW YORK, NY 10022 USA 646-562-1010	N	**Public Customer Business**	**Member**
Barclays Capital Inc.	7/20/20	745 7TH AVENUE NEW YORK, NY 10019 UNITED STATES 212-526-7000	N	**Public Customer Business Clearing Services**	**Member**
BNP Paribas Securities Corp.	8/17/20	787 SEVENTH AVENUE NEW YORK, NY 10019 UNITED STATES 212-814-2000	N	**Public Customer Business Clearing Services**	**Member**
BofA Securities, Inc.	7/30/20	ONE BRYANT PARK NEW YORK, NY 10036 USA 646-743-2734	N	**Public Customer Business Clearing Services**	**Member**
Charles Schwab & Co., Inc.	7/20/20	211 MAIN STREET SAN FRANCISCO, CA 94105 UNITED STATES 415-636-7000	N	**Public Customer Business Clearing Services**	**Member**
Citadel Securities LLC	7/22/20	WORLDWIDE PLAZA, 309 WEST 49TH STREET NEW YORK, NY 10019 USA 212-310-9500	N	**Market Maker Clearing Services**	**Member**
Citigroup Global Markets Inc.	8/14/20	388 GREENWICH STREET TOWER BUILDING NEW YORK, NY 10013 UNITED STATES 212-816-6000	N	**Public Customer Business Clearing Services**	**Member**
Clearpool Execution Services, LLC	8/26/20	17 STATE STREET, 38TH FLOOR NEW YORK, NY 10004 212-531-8500	N	**Agency**	**Member**
CLSA Americas, LLC	7/24/20	1301 AVENUE OF THE AMERICAS, 15TH FLOOR NEW YORK, NY 10019 212-549-5097	N	**Agency**	**Member**
Cowen and Company, LLC	7/20/20	599 LEXINGTON AVENUE 20TH FLOOR NEW YORK, NY 10022 UNITED STATES 646-562-1010	N	**Public Customer Business Market Maker Clearing Services**	**Member**
Credit Suisse Securities (USA) LLC	8/13/20	11 MADISON AVENUE NEW YORK, NY 10010 UNITED STATES 212-325-2000	N	**Public Customer Business Clearing Services**	**Member**
Dash Financial Technologies LLC	8/10/20	311 S. WACKER DRIVE SUITE 1000 CHICAGO, IL 60606 USA 312-986-2006	N	**Public Customer Business**	**Member**
DRW Securities, L.L.C.	8/4/20	540 WEST MADISON STREET SUITE 2500 CHICAGO, IL 60661 UNITED STATES 312-542-1000	N	**Proprietary Trading**	**Member**
E*TRADE Securities LLC	7/22/20	131 SOUTH DEARBORN STREET 32ND FLOOR CHICAGO, IL 60603 USA 312-395-2100	N	**Public Customer Business Clearing Services**	**Member**
Electronic Transaction Clearing, Inc.	8/10/20	660 S. FIGUEROA STREET SUITE 1450 LOS ANGELES, CA 90017 213-402-1570	N	**Clearing Services**	**Member**
FIS Brokerage & Securities Services LLC	8/3/20	2100 ENTERPRISE AVENUE GENEVA, IL 60134 USA 630-482-7100	N	**Agency**	**Member**
Flow Traders U.S. LLC	7/30/20	1114 AVENUE OF THE AMERICAS 4TH FLOOR NEW YORK, NY 10036 USA 917-210-5000	N	**Market Maker Proprietary Trading**	**Member**
G1 Execution Services, LLC	9/4/20	175 W. JACKSON BLVD., SUITE 1700 CHICAGO, IL 60604 USA 312-362-0404	N	**Market Maker Proprietary Trading**	**Member**
Global Execution Brokers, LP	9/4/20	401 CITY AVENUE BALA CYNWYD, PA 19004 610-617-2600	N	**Agency**	**Member**

Goldman Sachs & Co. LLC	8/14/20	200 WEST STREET NEW YORK, NY 10282-2198 UNITED STATES 212-902-1000	N	**Market Maker Proprietary Trading Public Customer Business Clearing Services**	**Member**
GTS Securities, LLC	8/14/20	545 MADISON AVENUE 15TH FLOOR NEW YORK, NY 10022 212-715-2830	N	**Market Maker Proprietary Trading**	**Member**
HRT Financial LLC	7/28/20	4 WORLD TRADE CENTER, 150 GREENWICH STREET 57TH FLOOR NEW YORK, NY 10007 USA 212-293-1444	N	**Proprietary Trading Clearing Services**	**Member**
IEX Services LLC	7/30/20	3 WORLD TRADE CTR, 175 GREENWICH STREET 58TH FLOOR NEW YORK, NY 10007 UNITED STATES 646-343-2000	N	**Limited Routing Facility of IEX Exchange**	**Member**
IMC-Chicago, LLC (d/b/a IMC Financial Markets)	8/18/20	233 SOUTH WACKER DRIVE #4300 CHICAGO, IL 60606 USA 312-244-3300	N	**Market Maker**	**Member**
Industrial and Commercial Bank of China Financial Services LLC	8/25/20	1633 BROADWAY 28TH FLOOR NEW YORK, NY 10019 USA 212-993-7305	N	**Clearing Services**	**Member**
Instinet, LLC	7/20/20	HARBORSIDE 2 200 HUDSON STREET, SUITE 501 JERSEY CITY, NJ 07311 UNITED STATES 201-499-9900	N	**Public Customer Business Clearing Services**	**Member**
Interactive Brokers LLC	8/25/20	ONE PICKWICK PLAZA GREENWICH, CT 06830 UNITED STATES 203-618-5710	N	**Public Customer Business**	**Member**
Jane Street Capital, LLC	7/20/20	250 VESEY STREET 5TH FLOOR NEW YORK, NY 10281 UNITED STATES 646-759-6000	N	**Market Maker**	**Member**
Jefferies LLC	7/21/20	520 MADISON AVENUE NEW YORK, NY 10022 UNITED STATES 212-284-2300	N	**Market Maker Proprietary Trading Clearing Services**	**Member**
J.P. Morgan Securities LLC	8/11/20	383 MADISON AVENUE NEW YORK, NY 10179 UNITED STATES 212-272-2000	N	**Market Maker Proprietary Trading Public Customer Business Clearing Services**	**Member**
Merrill Lynch Professional Clearing Corp.	7/23/20	ONE BRYANT PARK, 6TH FLOOR NY1-100-06-01 NEW YORK, NY 10036 UNITED STATES 646-743-1295	N	**Clearing Services**	**Member**
Morgan Stanley & Co. LLC	7/20/20	1585 BROADWAY NEW YORK, NY 10036-8293 UNITED STATES 212-761-4000	N	**Public Customer Business Clearing Services**	**Member**
Nasdaq Execution Services, LLC	7/24/20	2929 WALNUT STREET FMC TOWER, LEVEL 8 PHILADELPHIA, PA 19104 UNITED STATES 215-496-5000	N	**Limited Routing Facility of Nasdaq Related Exchanges**	**Member**
National Financial Services LLC	8/3/20	200 SEAPORT BOULEVARD BOSTON, MA 02210 UNITED STATES 617-563-7000	N	**Public Customer Business Clearing Services**	**Member**
Pershing LLC	8/12/20	ONE PERSHING PLAZA JERSEY CITY, NJ 07399 UNITED STATES 201-413-2000	N	**Clearing Services**	**Member**
PNT Financial LLC	8/14/20	141 W JACKSON SUITE 2270 CHICAGO, IL 60604 312-341-7962	N	**Proprietary Trading**	**Sponsored Participant**
Raymond James & Associates, Inc.	7/20/20	880 CARILLON PARKWAY ST. PETERSBURG, FL 33716 UNITED STATES 727-567-1000	N	**Public Customer Business Clearing Services**	**Member**

Sanford C. Bernstein & Co., LLC	8/4/20	1345 AVENUE OF THE AMERICAS NEW YORK, NY 10105 212-969-1000	N	**Public Customer Business Clearing Services**	**Member**
TD Ameritrade Clearing, Inc.	7/20/20	200 SOUTH 108TH AVENUE OMAHA, NE 68154 UNITED STATES 800-669-3900	N	**Public Customer Business Clearing Services**	**Member**
Tradebot Systems, Inc.	7/20/20	1251 NW BRIARCLIFF PARKWAY SUITE 700 KANSAS CITY, MO 64116 USA 816-285-6400	N	**Proprietary Trading Clearing Services**	**Member**
Virtu Americas LCC	8/11/20	ONE LIBERTY PLAZA 165 BROADWAY NEW YORK, NY 10006 UNITED STATES 646-682-6000	N	**Public Customer Business Proprietary Trading Clearing Services**	**Member**
Wells Fargo Securities, LLC	7/20/20	550 SOUTH TRYON STREET, 6TH FLOOR D1086-060 CHARLOTTE, NC 28202 USA 704-410-1913	N	**Market Maker Clearing Services**	**Member**
Williams Trading LLC	8/19/20	450 POST ROAD EAST SUITE 120 WESTPORT, CT 06880 UNITED STATES 203-353-7600	N	**Public Customer Business**	**Member**
XR Securities LLC	8/14/20	550 WEST JACKSON BOULEVARD #1000 CHICAGO, IL 60661-5704 USA 312-244-4500	N	**Proprietary Trading**	**Member**